Budget Review

2008

Budget Review

2008

National Treasury

Republic of South Africa

20 February 2008

2008 BUDGET REVIEW

ISBN:	978-0-621-37588-6
RP:	02/2008

The 2008 Budget Review is compiled with the latest available information from departmental and other sources. Some of this information is unaudited or subject to revision.

Published by the National Treasury.

To obtain copies please contact:

Communications Directorate

National Treasury

Private Bag X115

Pretoria

0001

South Africa

Tel:  +27 12 315 5518

Fax: +27 12 315 5126

The 2008 Budget Review is also available on www.treasury.gov.za

Printed by FormeSet Printers Cape (Pty) Ltd

Foreword

The 2008 Budget is presented in a changed environment. For the first time in many years, we are revising our macroeconomic forecasts down, not up.

Weaker global growth will affect the South African economy – of that there is no doubt. But our economy is resilient, and over the next few years we expect to continue growing more rapidly than many major world economies. As a result of sound macroeconomic policy, the South African economy is far stronger than it was during previous episodes of global turmoil. We have been doing the right things for years – and over the medium term we will continue doing the right things and investing for growth.

Government’s prudent fiscal stance means that we can continue to increase spending on South Africa’s most pressing economic and social needs. This budget provides substantial new allocations for housing, water, sanitation, electricity, public transport, education, health care and welfare services. Most of this money is allocated to provinces and local government, and targeted to have the greatest impact on raising living standards. A small budget surplus serves as a shock absorber, shielding the economy from the worst effects of the international downturn.

Increased investment, growing our exports and investing in skills are the road to faster growth. At the same time, we continue to expand the social security net to benefit the most vulnerable members of society.

Investment by both government and state-owned enterprises is increasing rapidly and projected to grow even faster over the next few years. South Africa is building new power plants, rail and ports infrastructure, roads, hospitals and community facilities. These investments will change the face of our economy. The recent electricity emergency has spurred greater urgency to build capacity and improve infrastructure management in a number of areas – from water to energy to public transport. We are building for the future.

This year, the Budget Review includes a table setting out a part of the environmental impact of producing the budget documents. We pledge to reduce our environmental footprint in future.

I’d like to thank my colleagues throughout government for their support and contributions to finalising the budget. The Minister of Finance, Deputy Minister of Finance and their colleagues in the Ministers’ Committee on the Budget continue to provide both leadership and inspiration for our work. Their stamp can clearly be seen in the policy direction of this budget. Thanks also to the staff of the National Treasury for their invaluable work in making this budget a reality. They constantly raise the bar in the quality of their work, an example to all of government.

Lesetja Kganyago

Director-General: National Treasury

2008 BUDGET REVIEW

Towards a greener budget

Humankind is becoming increasingly aware of our impact on the environment. The scientific evidence is clear that human activity is contributing to changes in the earth’s climate as a result of the use of fossil fuels such as coal, oil and gas. As residents of the same planet, we each have a responsibility to help limit the destruction of our environment. Our generation cannot be remembered for having done nothing to protect the planet for future generations.

This year the National Treasury attempted to quantify how much carbon dioxide (CO2) we produce, and how much paper we consume, in the production of the national budget. We only recorded this consumption between 1 January and 20 February 2008. A comprehensive exercise would have required a longer time horizon and the inclusion of more data.

There are three indicators. The first relates to the CO2 emissions produced by travel (air and road) related to production and presentation of the budget documents. The second covers the amount of paper that National Treasury officials used in their offices during the period. The third presents the amount of paper needed to produce the various budget publications.

Travel activity	Quantity	Distance	CO2 emissions
Flights	67 return flights	227 800 km	29 614 kg
Car trips	270 cars or	38 880 km	8 554 kg
shuttles hired
Total			38 169 kg

Paper	Quantity	Equivalent number of trees
Paper used internally	255 reams or 636 kg	18
Paper used to produce	36 000 kg	708
the budget documents
Total	36 636 kg	726

This Budget Review is printed on a paper stock called Triple Green, manufactured in accordance with three environmental standards: 60% sugar cane fibre, chlorine-free and sustainable afforestation.

The National Treasury commits itself to reducing the environmental footprint of the budget next year, and each year after that.

CONTENTS

Contents

Chapter 1	Weathering the storm, investing for growth	1
	A resilient economy building for the future	1
	Overview of the 2008 Budget	9
	Conclusion	17
	Other budget documentation	18
Chapter 2	Economic policy and outlook	19
	Introduction and overview	19
	Global developments	23
	Balance of payments	26
	Real output trends	31
	Employment and remuneration	34
	Domestic expenditure	35
	Conclusion	39
Chapter 3	Fiscal policy	41
	Overview	41
	The budget framework	45
	Public sector borrowing requirement	52
	Conclusion	54
Chapter 4	Revenue trends and tax proposals	55
	Overview	55
	National budget revenue – revised estimates	57
	Revenue estimates and 2008 tax proposals	59
Chapter 5	Asset and liability management	73
	Overview	73
	Developments in South Africa’s debt markets	74
	Borrowing requirement	79
	Financing the borrowing requirement	80
	Government’s debt portfolio	85
	Contingent liabilities	87
	State debt cost	88
	State-owned entities	89

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2008 BUDGET REVIEW

Chapter 6	Social security	91
	Poverty reduction and social protection	91
	Social assistance	93
	Social security funds	97
	Social security and retirement reform	100
Chapter 7	Medium-term priorities and public service delivery	105
	Enhancing growth and delivery	105
	Consolidated expenditure and revised estimates	107
	Proposed revisions to expenditure plans	108
	Economic services	109
	Social services	114
	Governance and administration	117
	Protection, security and international relations	118
	Conclusion	120
Chapter 8	Division of revenue and intergovernmental transfers	121
	Introduction	121
	Overview of the division of revenue	122
	Revisions to the provincial budget framework	123
	Consolidated provincial budget estimates	128
	Revisions to the local government budget framework	130
Annexure A	Glossary	135
Annexure B	Statistical tables	149
Annexure C	Summary of additional tax proposals for 2008/09	183
Annexure D	Summary of the consolidated national budget	197

A note on annexures

In addition to the items above, two annexures are published on the website of the National Treasury (www.treasury.gov.za) along with the full 2008 Budget Review. These are:

•	Annexure W1: Explanatory memorandum to the division of revenue
•	Annexure W2: Structure of the government accounts

CONTENTS

Tables

Table 1.1	Macroeconomic outlook – summary	10
Table 1.2	Consolidated national government	11
Table 1.3	Summary of tax proposals	13
Table 1.4	Projected state debt and debt costs	14
Table 1.5	Division of revenue	16
Table 1.6	Consolidated expenditure growth	17

Table 2.1	Macroeconomic projections, 2004 – 2010	21
Table 2.2	Macroeconomic projections, 2006/07 – 2010/11	21
Table 2.3	Annual percentage change in GDP and consumer price inflation, selected regions/countries, 2006 – 2008	24
Table 2.4	Summary of South Africa's current account, 2000 – 2007	27
Table 2.5	Financial account of the balance of payments, 2004 – 2007	30
Table 2.6	Formal non-agricultural employment, September 2007	34

Table 3.1	Fiscal trends and projections for general government	43
Table 3.2	Public sector infrastructure expenditure and estimates, 2004/05 – 2010/11	44
Table 3.3	Consolidated national government, 2006/07 – 2010/11	46
Table 3.4	Revised estimates of main budget revenue and expenditure, 2006/07 and 2007/08	48
Table 3.5	Main budget medium-term estimates, 2008/09 – 2010/11	49
Table 3.6	Consolidated government expenditure, 2004/05 – 2010/11	50
Table 3.7	Consolidated accounts of general government, 2006/07	51
Table 3.8	Public sector borrowing requirement, 2004/05 – 2010/11	54

Table 4.1	Consolidated national revenue, 2006/07 – 2010/11	57
Table 4.2	Main budget estimates and revenue outcome, 2006/07 and 2007/08	58
Table 4.3	Estimates of revenue before tax proposals, 2008/09	59
Table 4.4	Summary effects of tax proposals, 2008/09	60
Table 4.5	Main budget revenue, 2004/05 – 2010/11	61
Table 4.6	Proposed presumptive tax for very small businesses	63
Table 4.7	Personal income tax rate and bracket adjustments, 2007/08 and 2008/09	65
Table 4.8	Changes in specific excise duties, 2008/09	68
Table 4.9	Total combined fuel levy on leaded petrol and diesel, 2006/07 – 2008/09	69

Table 5.1	Turnover in domestic bonds, 2005 – 2007	77
Table 5.2	Performance of foreign bonds, 2007	78
Table 5.3	Net borrowing requirement, 2006/07 – 2010/11	79
Table 5.4	Financing of net borrowing requirement, 2006/07 – 2010/11	80

2008 BUDGET REVIEW

Table 5.5	Loan redemptions, 2006/07 – 2010/11	81
Table 5.6	Domestic long-term market loan issuance, 2007/08	82
Table 5.7	Total government debt, 2004/05 – 2010/11	85
Table 5.8	Maturity distribution of domestic marketable bonds, 2005/06 – 2007/08	86
Table 5.9	Composition of domestic debt by instrument, 2004/05 – 2007/08	86
Table 5.10	Composition of contingent liabilities, 2004/05 – 2006/07	87
Table 5.11	State debt cost, 2006/07 – 2010/11	88
Table 5.12	Provisional capital investment plans by state-owned entities, 2008/09 – 2012/13	90

Table 6.1	Household living standard indicators, 2002 – 2006	92
Table 6.2	Access to health and welfare services, 2002 – 2006	93
Table 6.3	Social assistance expenditure, 2004/05 – 2010/11	95
Table 6.4	Social grants beneficiary numbers by type of grant, 2004 – 2008	96
Table 6.5	Values of maximum social grants, 2003 – 2008	96
Table 6.6	Social security funds, 2004/05 – 2010/11	98

Table 7.1	Consolidated government expenditure by function, 2007/08 – 2010/11	108
Table 7.2	2008 Budget priorities - additional MTEF allocations, 2008/09 – 2010/11	109
Table 7.3	Economic services and infrastructure: expenditure by vote, 2004/05 – 2010/11	113
Table 7.4	Social services: expenditure by vote, 2004/05 – 2010/11	116
Table 7.5	Central government administration: expenditure by vote, 2004/05 – 2010/11	118
Table 7.6	Justice and protection services: expenditure by vote, 2004/05 – 2010/11	119

Table 8.1	Division of nationally raised revenue, 2004/05 – 2010/11	123
Table 8.2	Total transfers to provinces, 2006/07 – 2010/11	124
Table 8.3	Provincial equitable shares, 2006/07 – 2010/11	126
Table 8.4	Revision to provincial conditional grants allocation, 2008/09 – 2010/11	127
Table 8.5	Conditional grants to provinces, 2007/08 – 2010/11	128
Table 8.6	Consolidated provincial expenditure according to function, 2004/05 – 2010/11	129
Table 8.7	Transfers to local government: revisions to baseline, 2008/09 – 2010/11	130
Table 8.8	National transfers to local government, 2004/05 – 2010/11	131
Table 8.9	Infrastructure transfers to local government, 2004/05 – 2010/11	132
Table 8.10	Capacity-building transfers to local government, 2004/05 – 2010/11	134

CONTENTS

Figures

Figure 1.1	Gross fixed capital formation, 1960 – 2006	6
Figure 1.2	Index of import and export volumes, 1960 – 2006	7
Figure 1.3	Poverty head count measure, 1993 – 2006	8
Figure 1.4	Public sector borrowing requirement, 1992 – 2006	12

Figure 2.1	World commodity prices, 1990 – 2007	26
Figure 2.2	Overall balance of payments, 1995 – 2007	26
Figure 2.3	Exchange rate of the rand, 1990 – 2008	30
Figure 2.4	Sectoral growth, 2006 and 2007	31
Figure 2.5	South Africa manufacturing PMI versus JPMorgan global PMI, 2004 – 2008	33
Figure 2.6	Unemployment rate, 1990 – 2007	35
Figure 2.7	Gross fixed capital formation and GDP growth, 1980 – 2007	36
Figure 2.8	Gross fixed capital formation by sector, 2000 – 2007	36
Figure 2.9	Money supply growth and real prime rate, 2000 – 2007	38
Figure 2.10	Contributions to CPIX inflation, 2000 – 2007	38

Figure 3.1	The current balance and government savings, 1991/92 – 2010/11	45
Figure 3.2	Main budget and structural budget balances, 2000/01 – 2010/11	47

Figure 5.1	Government bond yields, 2006 – 2008	75
Figure 5.2	Bond Exchange of South Africa turnover, 1995 – 2007	75
Figure 5.3	Net corporate bond issuance, 2001 – 2007	76
Figure 5.4	Performance of US$1 billion 2022 RSA global bond, July 2007 – January 2008	78
Figure 5.5	Currency composition of foreign debt, 2006/07 and 2007/08	87
Figure 5.6	Sectoral classification of guarantees, 2006/07	88
Figure 5.7	State debt cost continues to decline, 1997/98 – 2010/11	89

Figure 6.1	Retirement fund coverage, 2004/05	100
Figure 6.2	Retirement fund (pension and provident funds) coverage, 2005	101

2008 BUDGET REVIEW

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1

Weathering the storm,
investing for growth

•       The economic advances of the past five years have benefited all South Africans through higher employment, rising public spending, strong welfare gains and substantive investments in productive capacity. The economic outlook in the short term, however, is clouded by a deterioration in the global economy, rising inflation and supply constraints. In the face of these developments, the core priorities of public policy and the 2008 Budget are focused on investment in sustainable long-term growth and progressively raising living standards.

•       Economic growth is projected to slow to 4 per cent in 2008, rising to about 4.6 per cent by 2010. Gross fixed capital formation reached 21 per cent of GDP in 2007 and the pace of investment is expected to remain robust. Public sector infrastructure spending is increasing rapidly to alleviate capacity constraints and congestion in various network industries.

•       The fiscal stance enables government to raise public spending in key areas – increasing fixed investment, creating jobs, boosting export capacity, fighting poverty and improving public services – while providing a cushion against global volatility. Rising fixed investment, together with further microeconomic reforms, will raise the competitiveness of the economy, while reducing constraints in key areas, such as electricity and skills.

A resilient economy building for the future

Over the past seven years the world economy has experienced rapid growth on a scale with few modern precedents. The South African economy has benefited from this global expansion, and government’s far-reaching reforms have strengthened the country’s economic foundation and improved its competitiveness.

Far-reaching reforms have strengthened South Africa’s economic foundation

2008 BUDGET REVIEW

The pace of global economic growth is slowing

Yet unmistakeable signs of an international slowdown have now emerged. From the subprime mortgage crisis in the United States to the subsequent credit crunch and volatility in global financial markets, major indicators suggest that the world economy is set to decelerate over the course of this year, with a recovery only likely in 18 to 24 months.

Slower global growth, in combination with higher inflation and supply-side pressures that include shortages of electricity and key skills, will affect medium-term domestic growth prospects. Whereas the economy has grown at an average of 5.1 per cent over the past four years, GDP growth is expected to average 4.3 per cent a year over the medium term.

Government’s economic policies serve as shock absorbers for the economy

Over the period ahead robust investment and favourable commodity prices will help to sustain South Africa’s economic growth despite the global slowdown. Macroeconomic and fiscal strength, monetary policy and the accumulation of foreign exchange reserves provide further insurance against risks. Slower consumption growth will assist in moderating demand pressures. Policies and institutions need to remain focused on expanding economic capacity for the long term and making the adjustments required for accelerated growth once the global economy strengthens. Policy priorities include skills development and further education, industrial and trade reforms, and broadening employment creation.

Rising capital expenditure, including 2010 FIFA World Cup investments, helps to sustain growth

Government’s capital expenditure programme is central to long-run growth. The public sector infrastructure programme is being rolled out and state-owned enterprises are vigorously expanding investment spending. Private-sector fixed investment, which remains robust, is also essential to raise growth potential in the years ahead. Stronger coordination between government and the private sector is being fostered, focused on long-term development and joint initiatives to overcome barriers to progress. Over the medium term, stadium construction and other investments associated with preparations for the 2010 FIFA World Cup contribute to continued growth.

Eskom’s capital investment programme must be accompanied by a new pricing structure

To relieve supply constraints in the energy sector, Eskom plans to invest more than R343 billion over the next five years, increasing generating capacity by about 5 800 megawatts to ensure that the country has the electricity required to grow more rapidly, even as the electrification programme is extended to more households. Government is working with Eskom’s board and management to ensure that the required finance will be available. South African electricity users –industry, mines, the public sector and households – now know that consumption needs to be held back over the period ahead, and will need to adjust over time to higher prices. A new pricing structure must reflect the full economic costs of electricity to ensure that this resource is used more efficiently and to penalise wastage.

Progress in addressing socioeconomic marginalisation

Development and rising living standards are not only about investment in physical infrastructure. South Africa faces skills shortages, and needs to step up investment in training, while shifting production towards more labour-absorbing activities.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

While the fruits of economic growth are progressively being shared more widely than before, millions of South Africans remain at the margins of the economy, trapped in poverty and unable to benefit from rising prosperity. The 2008 Budget funds specific programmes that target more rapid job creation, improved education, broader access to public transport and strengthening the social security safety net. These measures provide the underpinning for government’s anti-poverty strategy and broad-based economic empowerment.

Budget supports programmes to alleviate poverty, create jobs and improve education

Economic resilience during the period of adjustment ahead rests both on broader participation and opportunities, and on deliberate development interventions. The 2008 Budget gives practical effect to the government’s “apex priorities” announced in the State of the Nation speech. Ongoing reform and effective programme implementation are required to raise the potential of the economy to 6 per cent and beyond. The core economic policy priorities include:

During the period of adjustment ahead, the economy will demonstrate its resilience
• Increasing employment • Investing in productive capacity • Raising net exports • Reducing poverty and inequality • Improving public service delivery.
These priorities are summarised below, followed by an overview of the Budget Review.
Increasing employment

Reducing joblessness remains South Africa’s most critical challenge. Government remains committed to halving unemployment from its 2004 level (28 per cent) by 2014. After peaking at over 30 per cent in 2001, the unemployment rate fell to 25.5 per cent in 2007 as the economy grew at a faster pace. However, the employment intensity of the economy – the number of people needed to produce a unit of GDP – remains too low, and job creation is therefore an explicit objective in both budget planning and in the implementation of public services.

The economy’s employment intensity needs to be increased

Lowering the costs of doing business and raising competitiveness through reining in inflation, increasing access to markets and trade reform are essential ingredients of a long-term employment strategy. Similarly, industrial policy aims to support labour-intensive sectors.

The 2008 Budget supports labour-intensive initiatives, including projects under the umbrella of the expanded public works programme, and social services initiatives such as early childhood education, and community- and home-based care. Funding is also stepped up for delivery of municipal services and environmental improvement projects in a more labour-intensive manner.

Budget supports labour-intensive initiatives

Support is provided to labour centres, which are increasingly serving to bridge information gaps in the location of jobs and qualified people. Learnership and internship schemes are extended through spending and taxation measures, with special attention given to technical areas. Small enterprises employ a large number of workers and measures to support small businesses, including tax reforms, are proposed.

2008 BUDGET REVIEW

Skills development critical to raising employment and productivity

Increasing spending on education and skills development, especially in the further education and training – and in science, engineering and technology – will contribute to more rapid economic growth and higher levels of employment. Skilled immigrants also provide the economy with additional capacity.

2008 Budget highlights

The economy and fiscal stance

•         GDP growth of 5 per cent in 2007, with growth averaging about 4.3 per cent a year over the forecast period.

•         CPIX inflation rising to 7.1 per cent in 2008 before declining to 4.9 per cent in 2009.

•         Gross fixed capital formation projected to rise from 21 per cent of GDP in 2007 to 24 per cent in 2010.

•         Estimated consolidated national budget surpluses of 1 per cent in 2007/08 and 0.8 per cent in 2008/09, with projected  surpluses over the  three-year period.

•         Real growth in consolidated government non-interest expenditure of 6.1 per cent a year over the MTEF.

•         Government contribution to national savings projected to rise from 0.8 per cent of GDP in 2006/07 to 1.5 per cent in  2010/11.

•         R60 billion to support Eskom’s capital financing requirements over the next five years.

Tax proposals

•         Total tax relief for individuals of R7.7 billion.

•         Reduction in the corporate income tax rate from 29 per cent to 28 per cent.

•         A simplified tax regime for small businesses.

•         R5 billion in tax subsidies over the next three years for labour-intensive industries and industrial policy.

•         An electricity levy of 2 cents per kilowatt hour.

•         Fuel (petrol and diesel) taxes to increase, from 2 April 2008, by 11 cents per litre.

•         A packet of 20 cigarettes will cost 66 cents more.

•         A 750 ml bottle of wine will cost 12 cents more.

•         A 340 ml can of beer will cost 5 cents more.

•         A 750 ml bottle of liquor (spirits) will cost R2.17 more.

Spending on public services

Additions to spending over the next three years:

•         R33.2 billion for provinces mainly for school education, health care, welfare services and roads.

•         R6.5 billion to municipalities for the extension of free basic services.

•         R12.5 billion for social grants, including extension of the child support grant to children up to their 15th birthday in 2009  and lowering of  the age of eligibility for men to receive the old age pension to 60.

•         R9 billion in conditional grants for school building, HIV and Aids, hospital revitalisation and school nutrition.

•         R8.2 billion for public transport, roads and railway infrastructure.

•         R6 billion for housing, water and general built environment infrastructure.

•         R2 billion for 2010 FIFA World Cup Stadiums and related infrastructure.

•         R2.5 billion for industrial development and small, medium and micro enterprises.

•         R2.6 billion for agriculture and land reform.

•         R2.7 billion for information technology network infrastructure, police forensic laboratories and additional police personnel, and R2 billion  for correctional facilities.

•         R1.4 billion for higher education, research and knowledge development.

•         R1 billion for programmes under the expanded public works umbrella.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

Investing in productive capacity
To grow more rapidly, an economy has to invest in people, infrastructure and institutions. Capacity constraints of all kinds can only be eliminated by higher levels of investment.	Rising fixed investment puts economy on higher growth path

Since 2001, gross fixed capital formation in South Africa has risen from 15 per cent to 21 per cent of GDP. This raises the growth potential of the economy and will support the creation of jobs well into the future. Government’s investment plans cover capital projects financed directly from the fiscus and those financed by public entities and state-owned enterprises.

Public investment spending makes up a significant share of gross fixed capital formation. Spending financed by the fiscus includes transfers to municipalities and provinces to broaden access to water, sanitation and electricity, to expand public transport networks, and to improve conditions in hospitals and schools. National departments continue to invest in economic infrastructure as well as prisons, police stations, and network and telecommunications infrastructure. The 2008 Budget also emphasises the need for maintaining key infrastructure.

Eskom, Transnet, the Airports Company, water authorities and rail utilities are all investing heavily to expand capacity, improve efficiency and broaden access to services. Capital spending by state-owned enterprises grew by 32 per cent in the first nine months of 2007 and is expected to grow by 19.4 per cent a year in real terms over the next three years, financed largely by retained earnings and access to capital markets. Eskom plans to spend about R343 billion to expand capacity over the next five years, with 73 per cent of this amount allocated to build new power plants. The planned Medupi and Bravo power stations represent the largest-ever investments in South Africa, totalling about R170 billion. Transnet is also planning to expand capacity at a number of ports. Plans to construct a new fuel pipeline from the coast to the highveld are well under way.

Infrastructure investment programmes of state-owned enterprises will expand productive capacity

Figure 1.1 shows that investment by both general government and public corporations declined as a share of GDP from a peak in the mid-1970s. While this was to be expected given large-scale investment in entities such as Sasol, Mossgas and Iscor between 1970 and 1984, the sustained period of declining investment by state-owned entities has been a major contributing factor to the capacity constraints that the economy is experiencing today.

Sustained decline in investment by public enterprises since 1970s contributed to constraints

Government began stepping up its investment spending in 1994. Over the next five years, investment by state-owned enterprises will continue to rise strongly, contributing to the goal of raising gross fixed capital formation to 25 per cent of GDP. Private-sector investment is at record-high levels, indicating confidence in the long-term economic outlook.

Government began ramping up infrastructure spending in 1994

2008 BUDGET REVIEW

Figure 1.1 Gross fixed capital formation, 1960 - 2006

Appropriate tariff setting key to sustaining investment growth

The present electricity supply shortfall is a timely reminder of the importance of long-term planning and decision-making for economic growth and development. This applies not only to planning networks, adapting to climate change and setting targets for emission reduction – it is also central to the economics of tariff-setting. Sustainable energy and water investments, reduced wastage and effective maintenance of infrastructure will require phased increases in tariffs over the years ahead, along with more efficient resource use and better regulation.

Raising net exports
South Africa’s current account shifted from a surplus of R10 billion in 2002 to a deficit of R143 billion in 2007. Three principal factors have contributed to the higher deficit:

•         A relatively low rate of savings, requiring capital from abroad to fund growing investment needs

•         Increased imports of capital equipment associated with rising investment

•         Inability to meet rising demand through domestic industry.

Export volumes have not kept pace with growth in imports

The high current account deficit signals the importance of strengthening trade and industrial policy. As Figure 1.2 shows, export volumes have not kept pace with growth in imports, especially since 2002. This makes the economy more vulnerable to external shocks, because foreign investment may wane during periods of greater global economic volatility. Given the high import intensity of capital equipment, it is essential to raise exports to pay for higher capital investment.

Higher exports will also support job creation

The international panel of economists advising government has pointed out that export industries tend to be comparatively labour-intensive, so that trade promotion also contributes to broadening economic participation.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

Figure 1.2 Index of import and export volumes, 1960 - 2006

Raising net exports requires South African industry to develop a more competitive profile. Microeconomic support measures include appropriate steps in reforming import tariffs and customs procedures, cutting regulatory red tape, improving the efficiency of port operations, research and development incentives, assistance with technological development, marketing interventions, and targeted training and skills development programmes. The 2008 Budget includes substantial spending allocations and tax measures directed at industry and trade development.

Further microeconomic reforms are required to raise net exports
Reducing poverty and inequality

Since 2002, the number of people living in poverty has declined, mainly due to rising employment and the expansion of the social grant system. Furthermore, the expansion of the social wage – a reference to free or subsidised services such as education, health, public transport, housing, water, electricity and sanitation – has also contributed to rising living standards. Yet poverty and inequality remain defining features of South Africa’s social and economic landscape.

Reduction in poverty driven by rising employment and widening social grant system

Government’s comprehensive anti-poverty strategy synthesises a number of policy areas and programmes that are already under way. The strategy rests on three legs: broadening social assistance, creating jobs and enhancing the social wage.

Further expansion of social wage will support poverty alleviation efforts

The social wage is also being expanded through further investment in basic services, expanding the school nutrition programme and ensuring access to education for the poor. Rising public transport subsidies also add to the social wage. Early learning opportunities are being expanded in poor communities, making success in later years in school more likely.

New proposals to support small business and to speed up land and agrarian reform are supported, and agricultural extension services are stepped up. These measures will help to draw more people into economic activity.

Land and agrarian reform important for reducing rural poverty

2008 BUDGET REVIEW

Figure 1.3 Poverty head count measure[1], 1993 – 2006

1. The poverty measure used is R3 000 per person per year in constant 2000 prices. Source: Van der Berg, et al (2006) based on AMPS data from various years, as quoted in Development Indicators, Mid-term Review, The Presidency.

In 2007, government announced that it would prepare proposals for significant reform of the social security system, providing greater security for all South Africans. Work on these reforms is continuing, with the focus on developing broad consensus on the design of a contributory retirement and risk benefit system.

Continuing social security reforms include extension of child support grant and equalisation of old age pension eligibility

As part of these reforms, the present social assistance net is gradually being expanded. The child support grant will be extended to children up to the age of 15 in 2009, while government is also considering the introduction of conditionalities such as school attendance and immunisation as criteria for receipt of the child support grant. Over the next three years, men between the age of 60 and 64 will benefit from the old age pension (until now, men were only eligible from age 65). The means tests used to ascertain need and eligibility for social grants are being reviewed to broaden the coverage of these grants and to reduce administrative difficulties.

Improving service delivery
Focus on implementation to help bridge the gap between spending and service delivery

Over the past five years, strong growth in public spending has not been matched by a concomitant improvement in service delivery. The period ahead must be characterised by greater focus on implementation – building institutions, capacity and systems. Increasing public accountability and legislative oversight are important elements of this effort.

The 2008 Estimates of National Expenditure includes more explicit measurable objectives and performance indicators for national departments. Many of these are quantifiable and can be tracked over time. Under the auspices of the Presidency’s government-wide monitoring and evaluation system, the National Treasury has issued guidelines to support the development of sharply focused indicators that can be used to enhance accountability.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

In developing the 2008 Budget, national departments were asked to identify about R2.3 billion in explicit savings from more efficient spending, with particular focus on reducing expenditure on unnecessary entertainment, travel, consultants and functions. Government is also a key part of the national plan to reduce energy consumption, which, in the medium term, will contribute to reducing costs.

Departments asked to identify explicit efficiency savings

Cabinet has taken a strong stance against departments that receive qualified audit reports. Departments have been asked to set out clear plans to fix recurring problems identified by the Auditor-General. Sound financial management is one pillar of good governance, and public trust in the way in which public resources are managed is central to this government’s vision of people-centred democracy. In addition, government is taking various measures to reduce corruption in all levels of government, particularly in procurement systems.

Various measures are being taken to reduce corruption in government

Improving service delivery is a central priority for national, provincial and local government. It is also a key ingredient in the broader services economy – tourism and hospitality, retail enterprises, travel, business and financial services. As South Africa prepares to host the 2010 FIFA World Cup, there is a greater need for investment to promote higher standards of customer service. This requires renewed joint endeavours by the public and private sectors.

Overview of the 2008 Budget
Economic policy and macroeconomic outlook
Chapter 2 reports on economic trends and developments in major sectors of the economy, and discusses a number of reforms required to lift the rate of economic growth over the long term.

Market turbulence and the sharp economic slowdown in the United States are expected to have a negative impact on international growth. Financial markets have experienced considerable losses at the start of 2008. Global growth is forecast to slow from 4.9 per cent in 2007 to 4.1 per cent in 2008. Emerging markets may be negatively affected by reduced demand in core markets, although continued strong growth is expected in China and India in particular.

A US recession will make its mark on the global economy

Despite this less favourable global outlook, structural reforms undertaken during a difficult period in South Africa’s economic transformation in the 1990s have placed the country on a higher growth path and increased the resilience of the domestic economy. South Africa’s macroeconomic position is considerably better than in previous episodes of financial market contagion. The stronger reserves position and floating exchange rate will cushion the economy against shocks by reducing pressure on monetary policy. Changes to the exchange control regime are further indication of policy strength and resilience in our financial markets.

Structural reforms have contributed to building a more resilient domestic economy

2008 BUDGET REVIEW

Domestic economic growth remained buoyant at an estimated 5 per cent in 2007. GDP growth is projected to slow to 4 per cent in 2008, rising to 4.2 per cent in 2009 and 4.6 per cent in 2010. The near-term GDP forecast takes into account softer growth in household consumption due to higher interest rates, as well as slower global growth and the impact of power shortages on domestic industry. Growth is, however, supported by rising investment trends in both the public and private sectors, which tend to complement each other.

High commodity prices and strong fixed investment support growth

The economy continues to benefit from record-high commodity prices and strong fixed investment growth, which will raise capacity over time. Sustained economic growth has boosted job creation – with about 741 000 jobs added over the last two years – and enabled higher fiscal transfers, contributing to rising living standards. Net job creation continued in 2007, though at a slower pace than the previous three years. The unemployment rate remained about 25.5 per cent in 2007.

Current account deficit increases South Africa’s vulnerability

The current account deficit increased to an estimated 7.2 per cent of GDP in 2007 compared with 6.5 per cent in 2006. Export growth remains sluggish and imports have been driven by high oil prices and strong investment. Sharp increases in commodity prices have benefited the terms of trade, raised national income and boosted tax revenues. The outlook for commodity prices remains positive, but the current account deficit is expected to remain large, reaching 8 per cent of GDP in 2010, driven in part by rising fixed investment.

High inflation driven by food and oil price spikes

Rising inflation presents an important policy challenge. Inflation increased to above 6 per cent in April 2007 and has remained above the target range, driven by sharp food and oil price increases, along with capacity constraints and strong demand in sectors such as construction. Domestic demand has begun to moderate in response to cumulative interest rate increases of 4 percentage points between June 2006 and December 2007, which should in due course lead to a decline in inflation. CPIX inflation is expected to average 7.1 per cent in 2008 and to decline to 4.9 per cent in 2009.

Table 1.1 Macroeconomic outlook – summary
	2007	2008	2009	2010
	Estimate	Forecast
Real growth
Household consumption	7.0%	3.7%	3.8%	4.2%
Capital formation	15.3%	9.6%	9.7%	9.9%
Exports	7.1%	3.8%	6.0%	6.4%
Imports	11.0%	7.0%	6.9%	6.3%
Gross domestic product	5.0%	4.0%	4.2%	4.6%
Consumer price inflation (CPIX)	6.5%	7.1%	4.9%	4.7%
Balance of payments current	-7.2%	-7.3%	-7.8%	-8.0%
account (percentage of GDP)

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

Fiscal policy
Chapter 3 discusses fiscal policy.

Average annual real growth in government spending in excess of 10 per cent since 2003/04 has enabled the public sector to make a substantial contribution to the welfare of all South Africans through expanding the social wage, increasing transfers to households, and accelerating infrastructure investment and service provision. Prudent policy choices have supported the stability and sustainability of the national finances, reflected in improving budget balances since 2004/05.

Fiscal policy supports growth while also serving as a cushion
Table 1.2 Consolidated national government

	2007/08	2008/09	2009/10	2010/11
Main budget revenue	558.0	625.4	692.9	759.0
Main budget expenditure	542.1	611.1	681.6	744.7
Debt service cost	52.8	51.2	51.1	51.2
Non-interest expenditure[1]	489.3	559.9	630.5	693.5
of which: Contingency reserve	–	6.0	12.0	20.0
Social security funds
Revenue	22.5	24.7	27.3	30.0
Expenditure	18.0	20.5	22.5	23.8
Consolidated national budget[2]
Revenue	580.4	650.0	720.1	789.0
Expenditure	560.1	631.5	704.1	768.5
Budget balance	20.3	18.5	16.0	20.5
GDP	2 045.5	2 286.9	2 506.9	2 758.6
Percentage of GDP	1.0%	0.8%	0.6%	0.7%

1. Includes transfers to provinces and local government, the National Skills Fund and sectoral skills development funds.
2. Flows between funds are netted out.

The 2008 Budget takes account of greater disequilibrium in the international economic environment. Given these conditions, and the fact that revenue growth is still likely to benefit from high commodity prices, positive budget balances will help to moderate demand pressures on inflation and the current account deficit in the short term.

The 2007 Medium Term Budget Policy Statement, which set out much of the policy context for the 2008 Budget, published an estimate of the cyclical revenue received by the fiscus, and noted that in recent years South Africa has benefited from temporary revenue gains associated with high commodity prices. In this context, government has chosen to budget for a surplus. Along with a steady accumulation of reserves, this also provides a cushion against the present turbulence in financial markets.

Taking note of cyclical factors, government is budgeting for a surplus
The fiscal stance supports macroeconomic stability and contributes to higher growth. Key features of the consolidated national budget include the following:

•         Additional main budget resources totalling R115.6 billion over the 2007 Budget baseline. Expenditure grows 6.1 per cent in real terms over the next three years. Capital expenditure grows by 10.2 per cent a year in real terms over the next three years.

• Consolidated government revenue grows in line with the economy, averaging about 28.6 per cent of GDP over the medium term.
• Debt service costs show a continued decline as a result of prudent fiscal management.

2008 BUDGET REVIEW

• Consolidated budget surpluses of 0.8 per cent of GDP in 2008/09, 0.6 per cent in 2009/10 and 0.7 per cent in 2010/11 are forecast.
Public spending growth moderates to a healthy 6.1 per cent

Over the next three years, public spending is projected to grow in real terms by a healthy 6.1 per cent, down from nearly 10.4 per cent in 2007/08. A more moderate rate of expenditure growth will assist in containing overall demand, while protecting public spending in the event of an economic slowdown.

Fiscal stance provides more room for state-owned enterprises to borrow in the capital markets

The more prudent fiscal stance also provides room in the capital markets for state-owned enterprises to borrow to finance their capital investment programmes. Over the next three years, state-owned enterprises are projected to borrow about R133 billion, mainly from the domestic debt market, to finance their estimated capital spending of R271 billion. The budget framework includes a contribution to support Eskom’s capital-raising to finance investment in generating capacity. Government will provide finance of up to R60 billion on terms structured to assist in meeting medium-term cash requirements. An estimated R20 billion of this will flow during the medium-term expenditure framework period, provided for in the contingency reserve.

The public sector borrowing requirement is projected to rise from a surplus of 0.3 per cent of GDP in 2006/07 to a deficit of 1.4 per cent by 2010/11.
Figure 1.4 Public sector borrowing requirement, 1992 - 2006

Tax policy
Chapter 4 discusses tax policy, revenue trends and tax proposals for 2008/09.
Tax policy supports economy policy objectives

Tax revenue growth, which has a large cyclical component, is expected to moderate in line with a slower rate of economic growth over the medium term. The tax proposals outlined in Chapter 4 provide for moderate relief in personal income tax and a decrease in the corporate tax rate in recognition of the importance of private-sector investment to continued economic buoyancy.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

Table 1.3 Summary of tax proposals
	2007/08		2008/09
R billion	Budget estimate	Revised estimate	Budget estimate
Tax revenue (gross)	556.6	571.1	652.8
Non-tax revenue	11.1	11.6	12.0
Less: SACU payments	-23.1	-24.7	-28.9
Total revenue	544.6	558.0
Revenue before tax proposals			635.9
Tax proposals			-10.5
(Net) personal income tax relief			-7.7
Business taxes			-7.4
Taxes on goods and services			4.6
Revenue after tax proposals			625.4

Tax revenue in 2007/08 will amount to R571.1 billion, which is R14.5 billion higher than the figure budgeted a year ago and R5 billion higher than the revised figure indicated in the October 2007 Medium Term Budget Policy Statement.

The 2008 Budget proposes additional measures to support small businesses, reducing compliance costs and encouraging the formalisation of informal businesses. Various supply-side interventions are proposed to support sustainable growth and to boost job creation. Government intends to embark on a coordinated approach, including the use of taxes and incentives, to support environmental protection.

Supply-side interventions are proposed to support sustainable growth
The 2008 Budget proposes R10.5 billion in net tax relief. The proposals include:
• Personal income tax relief for individuals amounting to R7.7 billion
• A reduction in the headline corporate tax rate by one percentage point from 29 to 28 per cent
• A simplified tax package for very small businesses with an annual turnover of R1 million or less
• An increase in the compulsory VAT registration threshold from an annual turnover of R300 000 to R1 million
• R5 billion in tax subsidies over the next three years to support the emerging industrial policy
• A review of learnership allowances to encourage apprenticeships
• An electricity levy of 2 cents per kilowatt hour to support demand-management initiatives and to contribute to reducing reliance on carbon-based energy over the longer term.

Asset and liability management

Chapter 5 discusses developments in the domestic and international debt markets, government’s debt portfolio, borrowing plans, contingent liabilities, credit risk and financial management of the state-owned enterprises.

2008 BUDGET REVIEW

Fiscal surplus provides more policy options

Government’s positive fiscal balance provides greater flexibility in debt management choices. This debt portfolio will be actively managed to minimise risks and external vulnerability in the light of the high current account deficit. Government budget surpluses mean that there will be a net reduction in state debt, and that government will be a net redeemer of debt going forward. Over the medium term, government projects a net negative borrowing requirement of R42.1 billion, contributing to an increase in cash balances of R43.2 billion by March 2011.

Table 1.4 Projected state debt and debt costs
R billion	2007/08	2008/09	2009/10	2010/11
Net loan debt (end of year)	456.1	449.6	444.5	438.0
Percentage of GDP	22.3%	19.7%	17.7%	15.9%
Net domestic debt	377.7	367.7	364.6	353.4
Foreign debt	78.4	81.9	79.9	84.6
State debt cost	52.8	51.2	51.1	51.2
Percentage of expenditure	9.5%	8.2%	7.4%	6.7%
Percentage of GDP	2.6%	2.2%	2.0%	1.9%

Net loan debt and cost to service debt continue to decline

Surplus cash will be used to reduce the stock of debt in absolute terms and to achieve other macroeconomic objectives, such as a continued reduction in external vulnerability. Government’s net loan debt declines from 22.3 per cent of GDP at the end of 2007/08 to 15.9 per cent of GDP at the end of 2010/11, while debt service costs continue to decline.

Upgrades by Fitch and Moody’s in 2007

During 2007, Moody’s Investor Service and Fitch Ratings revised South Africa’s sovereign credit ratings from “stable” to “positive”. A key factor behind the revised outlook is the country’s reduced external vulnerability, due in large part to the prudent fiscal stance, the accumulation of reserves and the active management of external debt.

The National Treasury has completed financial modelling on the state-owned entities and assessed their treasury operations. This will allow for better financial oversight and ultimately improved performance of these institutions.

Social security reforms
Chapter 6 covers government’s social grants programmes and the social security funds, and reviews the status of proposals for broader social security and retirement reforms.
Continuing expansion of the social security system

The number of social grant beneficiaries has grown from about 3 million in 1997 to a projected 12.4 million by the end of 2007/08. The main area for growth in beneficiaries has been the child support grant, but access to other grants has also improved.

Contributory social security funds provide conditional income support or compensation for defined-risk events. The present social security schemes include the Unemployment Insurance Fund (UIF), the Compensation Funds and the Road Accident Fund (RAF). They are financed through mandatory levies and taxes. These funds are expected to run a combined cash surplus of about R4.2 billion in 2008/09, compared with a surplus outcome of about R4.5 billion in the previous financial year, reflecting continued substantial cash surpluses at the UIF and Compensation Funds.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

Progress has been made towards agreement on design options for a basic social security contribution and standard benefits, while further research and consultation is required on institutional arrangements and governance, and the design and regulatory reform proposals for private retirement funding arrangements. A government task team is driving the reform process. Efforts in 2008 will shift to more intensive engagement with the details of reform options, draft legislation, and institutional reform and implementation challenges. A task team has been established by the National Economic Development and Labour Council to facilitate formal consideration of reform proposals by government, business, labour and community representatives.

Progress in the design of a new contributory social security system
Medium-term expenditure allocations and the division of revenue
Chapter 7 discusses government’s policy priorities and related spending proposals in 2008/09 and over the medium term.

Government’s Plan of Action covering the period 2004 to 2009 provides the basis for determining the spending priorities of the 2008 Budget. In addition, the budget takes into account the “apex priorities” announced in the 2008 State of the Nation Address. They include:

Budget takes into account “apex” priorities announced in State of the Nation address
• Accelerating economic growth and development
• Speeding up the infrastructure programme
• Improving the effectiveness of interventions directed at the informal economy and poverty eradication
• Enhancing education and training
• Advancing towards the goal of health for all
• Revamping the criminal justice system to intensify the fight against crime
• Strengthening the machinery of government to ensure that it has the capacity to respond to development imperatives
• Enhancing South Africa’s system of international relations, with particular focus on some African issues and South-South relations.

Non-interest public spending is projected to grow by about 6.1 per cent a year in real terms, slightly lower than the average over the past five years. The 2008 Budget adds about R115.6 billion to the spending plans set out in the previous budget. Additions to baseline target government priorities, taking into account the capacity of departments, provinces and municipalities to spend, as well as the quality of their plans.

Trends in the division of revenue between national, provincial and local government reflect a prioritisation of social and household services, with a slightly larger share of the additional resources going to provinces and municipalities. The largest category of additional allocations, about R16 billion, is directed to investment in water, sanitation and electricity infrastructure, as well as providing the resources necessary to broaden access to free basic services. Together with increasing investment in economic infrastructure, these investments support future growth.

Division of revenue reflects prioritisation of social and household services

2008 BUDGET REVIEW

Table 1.5 Division of revenue
R billion	2007/08	2008/09	2009/10	2010/11
National allocations	246.9	273.9	302.7	324.1
Provincial allocations	205.2	238.1	268.2	293.6
Equitable share	172.9	199.4	225.5	246.3
Conditional grants	32.4	38.7	42.7	47.3
Local government allocations	37.1	41.9	47.7	55.7
Total allocations	489.3	553.9	618.5	673.5
Changes to baseline
National allocations	6.8	13.4	17.4	24.8
Provincial allocations	1.6	7.9	12.7	25.0
Equitable share	1.6	5.9	9.7	17.6
Conditional grants	–	2.0	3.1	7.5
Local government allocations	2.9	2.7	2.6	9.1
Total	11.3	24.0	32.7	58.9

Human capital formation critical to driving long-term growth

Spending plans reflect a continuing commitment to develop human capital in South Africa, with increased transfers to higher education institutions and for research and development. About R2.3 billion is allocated for industrial policy initiatives.

The criminal justice sector receives R8.2 billion in additions to baseline, mainly for network and information technology infrastructure, more police and prosecutors, forensic laboratories and prison space. The Home Affairs turnaround strategy also receives further support. Social security grants receive additional resources to cover the higher value of the grants and to phase in reforms to the child support and old age grants.

Costs of public service wage agreement and occupation-specific increases are reflected

Additional resources are also provided to take account of the cost of the 2007 public service salary agreement as well as occupation-specific salary dispensations, in particular for teachers and health workers.

CHAPTER 1: WEATHERING THE STORM, INVESTING FOR GROWTH

Table 1.6 Consolidated expenditure growth
R billion	2007/08 Revised estimate	2008/09 Budget estimate	% Average 2007/08– 2010/11
Education	105.7	121.1	11.5%
Health	68.2	75.5	10.6%
Social security and welfare	92.2	105.3	10.8%
Housing and other social services	45.5	52.6	14.4%
Police, prisons and courts	58.4	64.9	11.1%
Defence and intelligence	28.6	30.4	6.5%
Economic services	143.2	165.2	9.3%
General administration	34.9	40.3	10.4%
Contingency reserve	–	6.0
Non-interest expenditure	576.8	661.3	10.6%
Interest	55.8	55.0	-0.1%
Total expenditure	632.5	716.2	10.6%

Provinces receive significant increases (R46 billion in total), especially for education, welfare services and health, including R2.2 billion for the housing programme. The priorities at a provincial level include:

An additional R46 billion for provinces
• Education – Early childhood education and inception-year schooling, school infrastructure, school nutrition, textbooks and teacher remuneration.
• Health – Hospital revitalisation, tertiary health services, treatment of multidrug-resistant TB, HIV and Aids programmes, and community- and home-based care.
• Welfare services – Early childhood development, more social workers and drug-treatment centres.
• Economic services – Rural and provincial roads. Tourism infrastructure, agricultural extension services and the expanded public works programme.
Conclusion

The Budget Review sets out the economic rationale and policy context for the major decisions embedded in the Budget. The 2008 Budget takes into account adjustments required in response to capacity constraints and the changed economic environment, while contributing to meeting government’s objective of raising the level of economic growth and reducing poverty.

Sound macroeconomic policy will protect the economy from global volatility, and rising investment in human and physical capital will contribute to the removal of domestic constraints to higher growth. Government’s fiscal stance, tax policies, financing strategy and resource allocations all contribute to the achievement of South Africa’s economic and social objectives.

2008 BUDGET REVIEW

Other budget documentation
In addition to the Budget Review, the National Treasury produces a series of other documents relating to the Budget:
• The Budget Speech delivered by the Minister of Finance on Budget Day outlines the main policy features of the Budget.

•         The Division of Revenue Bill sets out the division of nationally raised revenue across the three spheres of government, equitable share and conditional grant allocations to provinces and local government.

• The Appropriation Bill sets out the amounts to be appropriated by Parliament for each national vote, and the purpose of each programme.
• The Estimates of National Expenditure provides detailed information on allocations to national departments, key policy developments and measurable objectives for each programme.
• The Estimates of National Revenue sets out the main revenue estimates both before and after tax policy changes.
• The People’s Guide is a popular summary of the Budget produced in all 11 official languages, and in Braille.

Two annexures to the 2008 Budget Review are available on the National Treasury website. These are Annexure W1 (Explanatory memorandum to the division of revenue) and Annexure W2 (Structure of the government accounts).

These documents and other fiscal and financial publications are available at: www.treasury.gov.za.

2

Economic policy and outlook

•   A period of unprecedented global economic growth has given way to a world economic outlook marked by higher inflation and slower growth in major economies. While South Africa’s outlook remains healthy, the economy is not immune from deteriorating international conditions. After four years of robust domestic economic growth, a weaker global environment in combination with domestic constraints will moderate the pace of expansion in 2008 and 2009.

•   The South African economy has the resilience to respond to these challenges and continue growing over the period ahead, supported by strong investment in fixed capital and high commodity prices. The fiscal surplus and the inflation targeting framework help to cushion the economy against risks by boosting domestic savings and safeguarding competitiveness.

•   Over the next three years, GDP growth is expected to average 4.3 per cent. Policy will focus on reducing imbalances, increasing competitiveness and accelerating growth over the longer term. Partnerships between the private and public sectors and strong investment growth are necessary to expand productive capacity and reduce constraints. Accelerated infrastructure spending and targeted demand management will reduce bottlenecks in electricity and transport. Continued public investment in education and skills is crucial for future growth.

• Further steps are announced to move from exchange controls towards prudential regulation.

Introduction and overview

Over the past four years, the South African economy grew at a robust pace averaging 5 per cent. Expanding employment and sustained increases in public spending on social and economic infrastructure have contributed to improved welfare for millions of South Africans.

Expanding employment and public spending increases have contributed to improved public welfare

2008 BUDGET REVIEW

During 2007, domestic economic growth remained buoyant, at an estimated 5.0 per cent. GDP growth in 2008 is projected to slow to 4.0 per cent, reaching 4.2 per cent in 2009 and 4.6 per cent in 2010, partly in response to stimulus from the 2010 FIFA World Cup. Growth is expected to remain broad-based, including in agriculture, with a good harvest forecast for 2008. The near-term GDP forecast takes into account slowing global growth, softer growth in household consumption spending due to higher interest rates and the impact of electricity shortages on domestic industry.

High commodity prices and strong fixed investment provide support to economy

The economy continues to benefit from record-high commodity prices and strong fixed investment growth, which will raise productive capacity over time. Sharp increases in commodity prices have benefited the terms of trade, raised national income and boosted tax revenues.

Sustained economic growth has boosted job creation – by about 741 000 jobs between March 2005 and March 2007 – and supported higher fiscal transfers, contributing to rising living standards. Net job creation continued in 2007, though at a slower pace than the previous three years.

Policy initiatives aimed at improving competitiveness and reducing the cost of doing business are needed to sustain growth in the deteriorating international economic environment in the short-term and to ensure that South Africa is well positioned to benefit from a rebound in the global economy when it occurs.

Investment in fixed capital expanded rapidly in 2007

Investment in fixed capital expanded rapidly in 2007 and will remain a key support to GDP growth over the medium term, driven by widespread public sector infrastructure development and its effect on private investment and capacity expansion. Spending on energy-intensive projects may be deferred over the medium term. Growth in fixed capital formation is expected nonetheless to average near 10 per cent per year over the next three years. Improvements in the global economic environment and domestic inflation will have significant positive effects on investment over the medium term.

Capacity constraints in electricity generation will exacerbate the trade deficit over the short term

The current account deficit increased to an estimated 7.2 per cent of GDP in 2007 compared with 6.5 per cent in 2006, reflecting rapid economic growth, high oil prices and sluggish exports. Capacity constraints in the electricity sector will exacerbate the trade deficit over the short term by constraining exports, raising demand for imported fuel to power generators and supporting investment in energy-efficient technologies. These effects will be offset to some extent by continued strong prices for South Africa’s main commodity exports and a more competitive currency. The current account deficit is expected to remain large over the medium term, reaching 8 per cent of GDP in 2010.

The balance of payments position remained positive in 2007

The balance of payments position remained positive in 2007. Foreign exchange reserves rose to US$33.6 billion at the end of January 2008. Since the beginning of 2008, reduced investor appetite for risk has resulted in the nominal effective exchange rate of the rand weakening by about 12 per cent. Together with the prudent fiscal stance, the stronger reserves position and floating exchange rate will cushion the economy against shocks by reducing pressure on interest rates. In addition, South Africa’s macroeconomic position is considerably better than in previous episodes of financial market contagion.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Rising inflation presents an important policy challenge. Inflation increased to above 6 per cent in April 2007 and has remained above the target range, driven by sharp food and oil price increases, along with capacity constraints and strong demand in sectors such as construction. Domestic demand has begun to moderate in response to cumulative interest rate increases of 4 per cent between June 2006 and December 2007, which should in due course lead to a decline in inflation. CPIX inflation is expected to average 7.1 per cent in 2008 and to decline to 4.9 per cent in 2009.

Food and fuel prices are driving inflation

Table 2.1    Macroeconomic projections, 2004 – 2010

Calendar year	2004	2005	2006	2007	2008	2009	2010
		Actual		Estimate		Forecast
Percentage change unless otherwise indicated
Final household consumption	6.7	6.9	8.2	7.0	3.7	3.8	4.2
Final government consumption	6.2	4.8	5.2	5.2	4.6	4.5	4.5
Gross fixed capital formation	8.9	8.9	13.8	15.3	9.6	9.7	9.9
Gross domestic expenditure	7.9	5.7	9.2	6.4	5.0	4.6	4.8
Exports	2.9	8.0	5.6	7.1	3.8	6.0	6.4
Imports	14.5	10.3	18.8	11.0	7.0	6.9	6.3
Real GDP growth	4.9	5.0	5.4	5.0	4.0	4.2	4.6
GDP inflation	5.5	5.2	7.2	8.6	7.9	5.5	5.0
GDP at current prices (R billion)	1 395.4	1 541.1	1 741.1	1 986.1	2 229.8	2 449.1	2 691.2
CPIX inflation (average for year)	4.3	3.9	4.6	6.5	7.1	4.9	4.7
Current account balance	-3.2	-4.0	-6.5	-7.2	-7.3	-7.8	-8.0
(percentage of GDP)

Table 2.2 Macroeconomic projections, 2006/07 – 2010/11
Fiscal year	2006/07	2007/08	2008/09	2009/10	2010/11
R billion	Actual	Estimate		Forecast
GDP at current prices	1 807.3	2 045.5	2 286.9	2 506.9	2 758.6
Real GDP growth	5.6	4.7	4.0	4.2	4.7
GDP inflation	8.0	8.1	7.5	5.2	5.1
CPIX inflation	4.9	7.4	6.2	4.8	4.7

Policy challenges for long-term growth

A central aim of economic policy is to create an environment conducive to achieving and sustaining economic growth above 6 per cent. More rapid job creation and higher incomes and living standards for all South Africans are dependent on stronger growth. The experience of the past few years has demonstrated the economy’s potential. However, this growth was achieved in a relatively favourable global environment characterised by strong demand, ample liquidity and high commodity prices.

Job creation and improved living standards are dependent on higher growth

2008 BUDGET REVIEW

In the context of greater global uncertainty, macroeconomic policy is set to address the imbalances associated with inflation and the current account deficit. The projected moderation in GDP growth in 2008 reflects primarily the impact of a slowing global economy. It is also clear, however, that the domestic economy has run up against capacity constraints in a range of areas, including the supply of electricity and skilled labour.

Achieving sustained economic growth and a permanent improvement in exports requires intensified policy attention. South Africa’s growth potential will remain constrained unless further reforms are implemented to remove bottlenecks, reduce the cost of doing business, raise the level of skills and productivity, improve competition and raise export levels.

Securing reliable electricity requires new plants, demand-side management and market pricing

In conjunction with investment in new power projects and demand-side management, reliable electricity supplies can be secured through a revised regulatory approach that better reflects the cost of production now and in the future, and creates space for independent producers. In the long run, South Africa must pay more for electricity. The impact of energy-saving on production processes will create benefits in the form of a more energy-efficient and competitive economy.

For South Africa to grow beyond 6 per cent over the longer term, policy must continue to focus on the following areas:

•         Macroeconomic stability. Macroeconomic policies aim to maintain a stable economic environment and to prevent inflation from undermining competitiveness. This is crucial to promote domestic and foreign investment, to finance the current account deficit, and to ensure sufficient fiscal resources to sustain spending on infrastructure and social needs.

•         Capacity expansion. Strong growth in public and private sector investment is needed to ensure that the economy can sustain higher rates of growth without overheating. The upgrading and expansion of network industries such as transport and electricity must continue without delay.

•         Productivity and competitiveness. The cost of doing business needs to be reduced for South Africa to be competitive in global markets. Further trade reform is necessary to lower costs to consumers, reduce input costs, support diversification, and promote innovation and competitiveness.

•         Human capital and skills development. Developing human capital and strengthening the national skills base are core objectives of government spending. Broadening access to the labour market and economic activity for new entrants and mature workers is necessary for growth.

•         Red tape and regulatory reform. In some areas, such as electricity, it may be necessary to increase prices to promote efficient use of scarce resources. Legal and regulatory systems that facilitate both competition and consumer protection will be more supportive of long-term expansion and productivity in most sectors, especially telecommunications.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

•         Industrial support measures. Government has taken some important steps forward in designing a framework to guide sound and affordable industrial policy interventions. Higher levels of productivity, innovation and reduced unit costs must be favoured, with the aim of encouraging businesses to boost employment and exports in highly competitive global markets.

Global developments

Market turbulence and the sharp economic slowdown in the US are expected to have a negative impact on international growth. Financial market contagion has increased considerably since the start of the year and equity markets around the world have already registered sharp declines. Global growth is forecast to slow from 4.9 per cent in 2007 to 4.1 per cent in 2008, as the effects of weaker US growth spill over into Europe and Japan. Emerging markets may also be negatively affected, although continued strong growth is expected in China and India in particular.

Effects of weaker US growth are expected to spill over into Europe and Japan

Commodity prices are expected to remain near their current high levels. The unwinding of global imbalances, efforts to ease liquidity in credit markets, and revised approaches to credit provision in the US housing market are important steps towards a global recovery in the medium term.

The US subprime mortgage crisis and the global credit crunch

In recent years, global asset prices have been supported by large-scale international capital flows and low interest rates. Increased investor demand for higher-yielding but risky assets encouraged banks to create an array of securitised debt products, some of which included US subprime mortgages – residential loans with a lower expected probability of full repayment. Securitised assets were sold internationally, creating a link for potential global contagion.

The default rate on US subprime mortgages rose sharply in 2007 in response to successive interest rate increases. The risks associated with this market were compounded by a range of other negative factors, including fraudulent mortgage lending practices and errors by credit rating agencies. Stock markets across the globe tumbled in July and August of 2007 when investors started to withdraw capital in an attempt to limit their subprime exposure. When commercial banks became reluctant to lend to other banks for fear of exposure to the crisis, a global credit crisis ensued. Some banks, such as Northern Rock in the UK, found it increasingly difficult to finance their day-to-day operations, requiring emergency liquidity provision by central banks.

Due to the complex and interlinked nature of the securitised debt market, the full extent of the credit crisis is yet to be revealed. Banks and financial institutions around the world have already written off US$120 billion of losses, and the Group of Seven finance ministers fear that losses could soon reach US$400 billion.

The scale of these losses has had a major impact on banks’ balance sheets and on the availability and cost of credit to households and companies. Central banks have injected large amounts of liquidity into money markets and several large US banks have been recapitalised by sovereign wealth funds.

The decline in the US housing market and tightening credit conditions have reduced growth prospects in the US and other major economies. It is unclear whether steep interest rate cuts and the announcement of a fiscal stimulus package worth about US$161 billion will put a floor under the housing market and ease the credit crunch.

2008 BUDGET REVIEW

Trends in major economies and regions

•         The US economy weakened significantly in the second half of 2007. GDP growth is forecast to fall to 1.5 per cent in 2008 from an estimated 2.2 per cent in 2007. In the face of a growing risk of recession and market turbulence, the Federal Reserve has reduced interest rates from 5.25 per cent in August 2007 to 3 per cent at the end of January 2008.

•         Growth in the Eurozone is forecast to decline to 1.8 per cent in 2008 from 2.6 per cent in 2007, as a result of rising food and oil prices, the effects of the strengthening euro and weakening demand on corporate profitability. Similar pressures will weigh on Japan’s GDP growth in 2008.

•         China’s economic growth is expected to soften from an estimated 10.0 per cent in 2007 to 9.5 per cent in 2008. High growth has been driven by robust exports and high levels of investment, but a US slowdown could dampen exports.

• Similarly, GDP growth in India is expected to moderate from 8.4 per cent in 2007 to 7.8 per cent in 2008.

•         Sub-Saharan Africa continues to perform well, with growth projected to remain robust at 6.1 per cent in 2008 from 6.8 per cent in 2007, owing in large part to oil and commodities producers benefiting from high prices. Total gross private capital inflows to the region amounted to US$45 billion in 2006 compared with about US$9 billion in 2000.

Table 2.3 Annual percentage change in GDP and consumer price inflation, selected regions/countries, 2006 – 2008
Region / Country	2006	2007	2008	2006	2007	2008
Percentage	GDP projections			CPI projections[1]
World[2]	5.4	4.9	4.1	3.8	3.5	3.5
US2, 3	2.9	2.2	1.5	3.2	2.9	2.8
Euro area[3]	2.9	2.6	1.8	2.2	2.1	2.4
UK3	2.9	3.1	1.8	2.3	2.3	2.3
Japan[3]	2.4	1.9	1.5	0.2	–	0.4
Emerging markets and developing countries[2]	7.9	7.5	7.1	5.3	5.4	4.9
Developing Asia[2]	9.4	8.8	8.4	4.0	3.9	3.4
China[2]	10.7	10.0	9.5	1.5	2.2	2.3
India[2]	9.2	8.4	7.8	6.1	6.2	4.3
Africa[2]	5.5	6.2	5.8	9.5	10.7	10.4
Sub-Saharan Africa	5.7	6.8	6.1	11.5	12.7	12.2
South Africa[4]	5.4	5.0	4.0	4.6	6.5	7.1
1.	The targeted rate of inflation, CPIX, used for South Africa.
2.	IMF, World Economic Outlook, October 2007 and January 2008 update for US and World GDP.
3	Consensus Forecast, January 2008.
4.	National Treasury, January 2008.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Coal prices and coal exports

Strong global demand pulled up international coal prices in 2007 by 87 per cent. Coal is used to generate about 90 per cent of South Africa’s electricity, and sustained higher prices will push up the price of electricity. In 2007, the energy sector used about 110 million tons of coal, which was 5 per cent more than in 2006.

South Africa exports about 28 per cent of coal production. Domestic coal production increased by only 0.8 per cent in 2007 and the volume of exports increased by only 1.6 per cent in the year to August 2007. In nominal terms, coal exports increased by about 25 per cent last year, which was roughly in line with the average increase in the coal price in rand terms.

Prices for local and export coal, 1997 – 2007

Commodity trends

•         The prices of all major commodities are expected to remain near their 2007 highs as a result of strong growth in developing countries. Precious metals prices rose by 28 per cent in 2007 after being up 20 per cent in 2006. Over the same period, the IFS Energy Index increased by 45 per cent.

• Oil prices have risen by 385 per cent since November 2001 and are expected to remain at elevated levels. The price of Brent crude oil rose to more than US$100 per barrel towards the end of 2007.

•         Precious metals prices also broke through record levels in December 2007 and continue to rise, driven by dollar weakness, a “flight to safety” by investors and supply disruptions. The gold price increased by 29 per cent in 2007 after rising by 23 per cent in 2006. Platinum surpassed US$2 000/oz in February 2008.

• Export coal prices rose by 87 per cent in 2007, from US$50.69 to US$95 per metric ton. The price increases were driven by strong demand from China and India, along with infrastructure constraints.

2008 BUDGET REVIEW

Figure 2.1 World commodity prices, 1990 – 2007

Balance of payments
Balance of payments positive in 2007 but outflows in early 2008

South Africa’s balance of payments position remained positive last year, despite the significant mismatch between savings and investment. In the first six weeks of 2008, however, international financial contagion has contributed to some unwinding of non-resident positions in rand-denominated assets.

South Africa’s floating exchange rate will help to cushion the impact of volatile capital flows on the real economy over the short and medium term. Over the longer term, the structural improvements to economic management in emerging markets – particularly those characterised by solid growth prospects such as South Africa – will support continued investment.

Figure 2.2 Overall balance of payments, 1995 – 2007

Unrecorded transactions is an item in the balance of payments that reconciles the change in official reserves with the balance of the current, capital transfer and financial accounts.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Current account

Robust economic growth, strong investment, high oil prices, and higher net service and income payments pushed the deficit on the current account to 7.1 per cent of GDP during the first three quarters of 2007 from 6.5 per cent in 2006 as a whole.

High current account deficit is cause for concern

Between January and September 2007 the trade deficit widened to 2.3 per cent of GDP, up from 2 per cent over the corresponding period in 2006. Likewise, the deficit on the net income, services and current transfer account increased from 4 per cent to 4.8 per cent of GDP, partly as a result of higher dividend payments by South African companies to non-resident investors. South African Customs Union (SACU) payments were also large in the first nine months of 2007, amounting to 1.1 per cent of GDP.

Table 2.4 Summary of South Africa's current account, 2000 – 2007
Percentage of GDP[1]	2000	2004	2005	2006	2007*
Exports (excl. gold)	21.1	20.2	21.1	22.9	24.8
Gold exports	3.0	2.1	1.8	2.0	1.9
Exports (incl. gold)	24.1	22.3	22.9	25.0	26.8
Imports	20.5	22.3	23.3	27.4	29.0
Trade balance	3.5	-0.1	-0.4	-2.4	-2.3
Net service receipts	-0.6	-0.3	-0.4	-0.9	-1.1
Net income receipts	-2.4	-2.0	-2.0	-2.1	-2.6
Current account balance excl.	0.6	-2.4	-2.9	-5.4	-6.0
SACU payments
SACU payments[2]	-0.7	-0.8	-1.2	-1.1	-1.1
Current account balance incl.	-0.1	-3.2	-4.0	-6.5	-7.1
SACU payments

1.   Columns may not add up due to rounding.

2.   Includes other current transfers, which are minimal.

 *    Average seasonally adjusted annualised level for first nine months.

South Africa’s terms of trade – the ratio of export to import prices – continue to benefit from high commodity prices and increased by 2.9 per cent in the first three quarters of 2007 compared with the same period in 2006. Exports have improved somewhat over the past year, but not enough to offset rising imports. Robust growth in fixed investment spending has boosted demand for capital goods imports, while domestic capacity constraints have necessitated higher imports of raw materials such as cement and steel.

Export production, particularly of commodities, has been negatively affected by electricity shortages and will take time to recover. At the same time, import demand is likely to rise due to more investment in energy-saving technologies, and growth in imports of refined hydrocarbons to fuel Eskom’s gas turbines and electricity generators for domestic and commercial use. More efficient use of energy and continued high prices for platinum and gold would help to alleviate pressure on the current account.

Efficient energy use and continued high metals prices would reduce pressure on current account

Over time, pressures on the current account will also be moderated by slower growth in consumption spending, increased exports supported by a more competitive real exchange rate, sustained high commodity prices and capacity expansion by local manufacturers.

2008 BUDGET REVIEW

Import trends and drivers

Real import volumes grew by 9.6 per cent per year between 2000 and 2007. Most categories of imports grew strongly in response to domestic demand, with the largest increases in fuel, transport equipment and food. The chart below shows import trends by end-use category.

Annual average real growth in imports by end-use category, 2000 – 2007

Fuel imports made up 18 per cent of total imports in 2007 up from 12.8 per cent in 2000. The sharp rise in fuel imports reflects rising local demand for refined petroleum due to the increased number of vehicles on the country’s roads, strong growth in industrial production and Eskom’s use of open cycle gas turbines as peaking power stations. Transport equipment imports reflect strong domestic demand, investment by state-owned enterprises in new aircraft and rolling stock, and purchases of components for vehicles manufactured for export.

Financial account

Capital inflows remained positive in 2007 despite turbulence in global financial markets. Strong domestic growth, high commodity prices and a sound macroeconomic environment underpinned global demand for South African bonds and equities. The surplus position on the financial account remained large at 9.5 per cent of GDP in the first three quarters of 2007, compared with 8.1 per cent in 2006.

Net portfolio inflows of R85 billion in 2007 and net FDI of R12 billion

Non-resident purchases of bonds and equities continued to make up the bulk of financing of the current account deficit in the first nine months of 2007. Net portfolio inflows amounted to R85 billion in that period, while net foreign direct investment (FDI) totalled R11.9 billion. Non-residents were net purchasers of R62.3 billion worth of shares on the Johannesburg Stock Exchange and R7 billion of bonds in 2007. In January 2008, foreigners were net sellers of R11.3 billion worth of bonds and R7.9 billion in equities following capital outflows from emerging markets and concerns over the impact of electricity shortages on economic growth.

A vote of confidence from the world’s largest bank, which is investing in South Africa

Direct investment inflows were boosted by several private equity transactions last year, but South African firms also expanded their presence abroad. Outward FDI amounted to R13.6 billion in the first nine months of 2007, while inward FDI totalled R25.5 billion. Large inward investments in 2007 and early 2008, such as the Industrial and Commercial Bank of China’s purchase of a 20 per cent share in Standard Bank, reflect optimism about longer-term growth prospects.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

From exchange controls to prudential regulation

Recent turbulence in global financial markets triggered by the collapse of the US subprime mortgage market and the ensuing credit crisis has underscored the importance of a sound framework for ensuring financial stability, including prudent limits on financial institutions’ exposure to various risks.

South Africa’s robust system of financial regulation has helped to insulate local institutions from the worst effects of the current turmoil. The regulatory framework includes limits on the extent to which banks and institutional investors are exposed to foreign risks. These are commonly applied internationally and will remain part of South Africa’s overall framework for financial and macroeconomic stability.

Limits on foreign diversification by institutional investors

Exchange control limits on foreign investment by institutional investors – insurers, pension funds, collective investment schemes and investment managers – have been gradually liberalised since 1996. Foreign diversification of investment portfolios, consistent with prudential limits, has largely been achieved. This allows the authorities to replace exchange controls on institutional investors with a system of prudential regulation. This shift will entail the removal of the pre-application process for foreign investment and its replacement with a system of quarterly reporting and monitoring of foreign exposures by the Reserve Bank. The reporting system will be supported by a pre-notification requirement for substantial changes in foreign exposure to enhance surveillance.

Further work will be conducted during 2008 on final prudential foreign exposure limits. In the interim, the foreign exposure limit for pension funds and the underwritten policies of long-term insurers is increased from 15 per cent to 20 per cent of total retail assets, while the foreign exposure limit on collective investment schemes, investment managers and the investment-linked business of long-term insurers is increased to 30 per cent of total retail assets. There will continue to be an additional allowance for portfolio investment in Africa, equal to 5 per cent of total retail assets, for all institutional investors.

Prudent limits on foreign diversification by banks

In 2005, measures were announced to enable South African banks to undertake foreign transactions and investment, supported from their domestic balance sheets, within prudent foreign exposure limits. During 2008, the Reserve Bank and the National Treasury will finalise measures to simplify the regulation of banks’ foreign exposure, within a macro-prudential limit equal to 40 per cent of a bank’s liabilities.

Foreign diversification by companies

To further enable South African companies, trusts, partnerships and banks to manage their foreign exposure, they will be permitted to participate without restriction in the rand futures market on the JSE Securities Exchange. Enabling companies to diversify and hedge their currency exposure supports macroeconomic stability, reduces exchange rate volatility and deepens domestic financial markets. This dispensation is also extended to investment in inward-listed (foreign) instruments on the JSE and Bond Exchange of South Africa.

Streamlining administration

In line with broader efforts to cut red-tape for small and medium-sized businesses, the current application process for exchange control approval before undertaking foreign direct investment will be removed for company transactions totalling less than R50 million per year.

The current transaction reporting system will remain in place to enable proper surveillance and supervision by the Reserve Bank. To streamline administrative controls on individuals, a single R500 000 per year discretionary allowance for purposes of travel, gifts, donations and maintenance is introduced. This discretionary allowance is in addition to the existing R2 million individual investment allowance.

Institutional structure for financial surveillance

The reforms outlined above have significant implications for the functions and responsibilities of the Reserve Bank’s Exchange Control Department. The shift from exchange controls to prudential regulation changes the focus of activities from pre-approval of applications to monitoring of cross-border flows. Financial surveillance is expected to remain an important pillar of the financial stability framework. As a result, the Exchange Control Department will be renamed the Financial Surveillance Department of the Reserve Bank.

The Reserve Bank will provide further details of these reforms.

2008 BUDGET REVIEW

Table 2.5 Financial account of the balance of payments, 2004 – 2007
R billion	2004	2005	2006	2007*
Net portfolio investment	40.6	29.9	129.2	85.0
Net FDI	-3.6	36.4	-49.1	11.9
Net other investments	8.7	9.8	21.9	23.0
Unrecorded transactions	36.0	20.2	39.9	18.9
Total financial flows	81.8	96.3	141.9	138.7
Source: SARB

* First nine months of 2007

Exchange rate and international reserves
The rand is trading at a more competitive level

During 2007, the rand traded in a more stable range and at a more competitive level than in 2006. The average nominal effective exchange rate of the rand was about 9.7 per cent lower in 2007 than in 2006. However, the competitiveness of the real exchange rate was partially eroded by rising inflation, resulting in a decline of about 3.5 per cent in 2007. Since the end of 2005 the real effective exchange rate of the rand has depreciated by about 8 per cent.

A number of countervailing forces acted on the rand in 2007. While rising precious metal prices, interest rate differentials, and the weakening dollar provided support to the currency, financial market turmoil and concern about the long-term financing of the current account deficit had a dampening effect. This became more pronounced in the first two months of 2008 in response to a generalised increase in investors’ perceptions of risk across all emerging markets.

Figure 2.3 Exchange rate of the rand, 1990 - 2008

Reserve Bank continues to build foreign exchange reserves

The Reserve Bank continued to strengthen South Africa’s reserve position in 2007, further improving external liquidity. Gross gold and other foreign exchange reserves reached US$33.6 billion at the end of January 2008, US$8 billion higher than a year earlier. Net reserves, or the international liquidity position, increased from US$23 billion at the end of 2006 to US$32.1 billion at the end of January 2008.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Real output trends

The South African economy grew by 5.3 per cent in the first three quarters of 2007 compared with the same period in 2006. Construction, financial services, transport and communication, and wholesale and retail trade continued to grow at rates above 5 per cent, although some sectors are showing signs of slowing due to rising interest rates, more moderate household spending and capacity constraints.

Construction, financial services, transport and communication set the growth pace in 2007
Figure 2.4 Sectoral growth, 2006 and 2007

Agriculture

The agriculture, forestry and fishing sector contracted by 3.1 per cent in the first nine months of 2007 compared with the same period in 2006. Production volumes were lower because of low rainfall in the first quarter, followed by fires in the second quarter. In combination with global developments, these factors drove agricultural commodity prices to record high levels. Grain prices are expected to remain high in 2008.

Grain prices are likely to remain high in 2008, but a good domestic harvest is expected

Good rainfall during the 2007/08 season, coupled with a 9.2 per cent increase in the area of maize planted, should support a good domestic harvest by the second quarter of 2008. The exclusion of maize from government’s biofuels strategy will also act to lower domestic maize prices. However, high crude oil prices will continue to put upward pressure on the costs of agricultural production.

Mining

The mining sector grew at a sluggish pace in the first three quarters of 2007, with gross value added rising by only 0.5 per cent compared with the same period in 2006. Although producers have benefited from record high commodity prices, output volumes have been slow to respond to new investment and gold production has continued to decline. Mining production fell by 0.2 per cent in 2007, weighed down by a 6.5 per cent reduction in gold output. Output of platinum group metals increased by 1.1 per cent and coal increased by 0.8 per cent.

While growth was sluggish during 2007, mining investment has increased sharply

2008 BUDGET REVIEW

Mining investment has increased sharply – by 42.8 per cent in 2006 as a whole and 19.2 per cent in the first nine months of 2007. This should bode well for improved productivity, output and exports over time, once power failures – which partially shut down mining operations in January and February of 2008 – are overcome.

A need for higher electricity prices

At just over 22 cents per kilowatt hour, the average price of electricity in South Africa is well below comparable prices internationally, contributing to the existing mismatch between supply and demand. Current price levels give incorrect signals for energy-intensity to both households and industry, and are insufficient to generate appropriate returns on new investment in power generation.

The price of electricity is currently based on the average cost of supply plus a profit margin. The average cost of supplying South Africa’s electricity requirements in 2007 was about 15 c/kWh.[1] The short-run marginal cost of supply, based on the most expensive resource used, was estimated at 21 c/kWh in 2007, increasing to 43 c/kWh in 2011, and the long-run marginal cost is estimated to be about 30 c/kWh. The higher marginal cost is due to higher fuel prices, power stations operating at higher load factors and increased use of gas turbines.

The current price of electricity is based on an average cost of production. The marginal cost – that is, the cost of creating one additional unit – is a more relevant measure for price determination. Basing prices on the marginal cost suggests that prices should increase by more than 6 c/kWh to correctly reflect the cost of supplying additional electricity, or by 15 c/Kwh to reflect the future cost of supplying additional electricity. The higher price based on marginal cost will ensure that suppliers are remunerated at correct levels, which will encourage investment by power utilities and foster more efficient energy usage by households and businesses.

Current electricity prices also do not account for the environmental damage caused by coal-fired electricity generation. South Africa’s emissions of air pollutants and carbon dioxide are high and growing – 0.978 tons of CO2 per MWh of electricity produced compared to 0.703 tons in the US, 0.392 tons in Japan and 0.586 tons in the UK. About 96 per cent of South Africa’s electricity is generated by coal-fired power stations.

[1] The prices mentioned in this box are based on National Treasury estimates.

Manufacturing
Resilient manufacturing sector boosts output in the face of global and domestic pressures

During 2007, manufacturing exhibited resilience in the face of slower growth in consumer demand, increased import competition, industrial action and disruptions in the wood and paper subsector due to forest fires. In the latter part of the year, producers have also had to adjust to weakening global demand, although this has been partially offset by improvements in competitiveness.

Despite these challenges, output grew by 4.1 per cent in 2007 compared with 4.9 per cent in 2006. With the exception of the motor industry, the main manufacturing subsectors all registered positive growth in 2007 and output increased by more than 4.5 per cent in the petrochemicals, furniture, radio and television, iron, steel and machinery, as well as the building materials subsectors, which combined account for about 56 per cent of total manufacturing.

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Gross fixed capital formation in manufacturing increased at an average 12.8 per cent in the first three quarters of 2007 compared with the same period in 2006 driven by additions to new production capacity. Mindful of constraints to electricity supply, many firms are investing in alternative power sources to sustain continuous production processes. Investments in energy-efficient production processes will increase the manufacturing sector’s long-term cost-competitiveness, in light of rising global energy prices.

Robust growth in gross fixed capital formation to bolster production capacity

Figure 2.5	South Africa manufacturing PMI versus JPMorgan global PMI, 2004 – 2008

PMI refers to the Purchasing Managers’ Index
Construction

Construction has been the fastest-growing sector in South Africa since 2003. In the first nine months of 2007, real value added in construction increased by 18.6 per cent compared with the same period in 2006. Non-residential building and construction works were the main drivers of growth due to increased demand for office and retail space, and the maintenance and upgrading of infrastructure.

Construction remains the fastest-growing sector

Rising interest rates and slower growth in house prices have eased the rapid pace of residential development. Growth in residential building plans passed by larger municipalities fell by an average of 11.2 per cent between July and November 2007 compared with the same period in 2006, while growth in cement sales also slowed in the second half of 2007. Gross fixed capital formation in construction works grew by 31.8 per cent in the first three quarters of 2007.

Transport and communication

Value added by the transport and communication sector increased by 5.3 per cent during the first nine months of 2007 compared with the same period in 2006. Robust investment and sustained demand for logistics, storage and distribution services have underpinned the sector’s consistent performance, with annual growth ranging between 4 and 6 per cent since 2003.

Sustained demand for logistics, storage and distribution underpins transport growth

2008 BUDGET REVIEW

Transnet spent about R11.7 billion on its capital expenditure programme in 2007. In telecommunications, the number of cellphone subscribers continues to increase rapidly, as does the demand for broadband and wireless services.

Financial services
Financial sector benefits from corporate spending on infrastructure, mergers and acquisitions

Growth in value added by the finance, insurance, real-estate and business services sector remained strong at 7.9 per cent in the first nine months of 2007 compared with the first nine months of 2006, driven by buoyant corporate activity related to infrastructure spending and mergers and acquisitions.

Transformation is progressing with the implementation of the Financial Sector Charter. More than 4.2 million South Africans have opened entry-level bank accounts since 2005, and financing for black economic empowerment transactions reached R55 billion in 2006.

Successful implementation of Basel II protects financial system from global shocks

The banking sector has successfully adapted to the new capital adequacy standards required in the Basel II agreement and the necessary regulations have been effective since 1 January 2008. South Africa is one of the first countries to fully implement Basel II. The new approach to risk will strengthen the financial sector, and ultimately the economy, from international and domestic shocks.

Employment and remuneration
Employment growth continued in the first three quarters of 2007

Employment continued to rise in the first nine months of 2007, though at a slower pace than in the previous three years. The Quarterly Employment Survey for September 2007 indicated that 194 000 jobs were created in the non-agricultural formal sector between September 2006 and September 2007, an increase of 2.4 per cent, with the largest employment gains in the financial intermediation and wholesale and retail sector.

Table 2.6   Formal non-agricultural employment, September 2007

Sector	Share	Total	Annual Change	Growth
	(per cent)	Employed ('000)	('000)	(per cent)
Mining and quarrying	6.0	501	38	8.2
Manufacturing	15.9	1 319	-15	-1.1
Electricity supply	0.7	55	4	7.8
Construction	5.7	475	16	3.5
Trade	20.8	1 732	59	3.5
Transport and communication	4.3	358	-2	-0.6
Finance	22.0	1 834	61	3.4
Community and personal services	24.6	2 044	34	1.7
Total	100.0	8 318	195	2.4

  Source: Statistics South Africa, Quarterly Employment Statistics, September 2007

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

The unemployment rate has declined from a peak of 31.2 per cent in March 2003 to 25.5 per cent in March 2007. The pick-up in the pace of employment creation is consistent with the upward trend in economic growth over the past four years, but rates of labour market participation remain relatively low. South Africa’s current labour force participation rate of 56.2 per cent is lower than rates in African countries such Cameroon (64.3 per cent) and Ethiopia (65.3 per cent), and considerably lower than developed nations such as the US (75.4 per cent) and UK (76.2 per cent).[1]

South Africa needs to boost its rate of labour market participation from a low level of 56 per cent
Figure 2.6 Unemployment rate, 1990 – 2007

Wage pressure remains strong following a series of strikes in 2007, but inflation during the year resulted in further moderation in real wage growth. Average wage settlements were 7.3 per cent in 2007, up from 6.5 per cent in 2006.

Wage pressure remains strong

Domestic expenditure

Growth in real domestic expenditure on consumption and investment remained strong at 8.6 per cent in the first nine months of 2007. Slower growth in household consumption was offset by an acceleration in investment spending between January and September. That rebalancing of expenditure in favour of investment is expected to continue over the medium term and will be supportive of stronger future economic growth.

Slower growth in household consumption offset by greater investment spending

______________

[1] Figures are for 2004 for all countries except Cameroon (2001). Source: “Why has unemployment risen in the new South Africa?” Banerjee, Galiani, Levinsohn and Woolard, CID Working paper, October 2006.

2008 BUDGET REVIEW

Figure 2.7 Gross fixed capital formation and GDP growth, 1980 – 2007

Gross fixed capital formation
Growth in real fixed capital investment continues to rise

Investment remains robust across most sectors of the economy and asset types, reflecting a rebuilding of the capital stock and progress in the creation of new capacity. Growth in real fixed investment rose to 15.7 per cent in the first nine months of 2007 from 13.8 per cent in 2006 as a whole. The ratio of fixed investment to GDP increased to 21.2 per cent in the third quarter, its highest level since 1985.

Investment spending by public corporations grew 31 per cent in first nine months of 2007

Public corporations were important drivers of investment in the first nine months of 2007, with growth in excess of 31 per cent. Public investment in infrastructure continues to crowd in private sector investment, which remains the main source of gross fixed capital formation. The private-sector investment ratio rose to 15 per cent in the first nine months of 2007 from 13.7 per cent in 2006.

Figure 2.8 Gross fixed capital formation by sector, 2000 – 2007

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Investment growth exceeded 10 per cent for all asset types[2] in the first nine months of 2007. Investment in construction works expanded by 31.5 per cent, while real investment in transport equipment increased by 23.7 per cent due to Transnet expenditure on freight rail and ports. Gross investment in electricity, gas and water grew by 34.7 per cent in the first nine months of 2007, up from 13.3 per cent in 2006, reflecting Eskom’s continued investment in power generation and transmission.

Strong investment in construction, freight rail and ports, electricity, gas and water
Household consumption expenditure

Household consumption expenditure increased by 7.6 per cent in the first nine months of 2007 compared with the same period in 2006, but quarterly growth momentum slowed considerably to an annualised rate of 4.5 per cent in the third quarter. The slowdown continued in the fourth quarter, with real growth in retail sales contracting by 0.5 per cent in December 2007 from 11.5 per cent growth a year earlier.

Spending on durable goods has been affected by rising interest rates and the implementation of the National Credit Act (NCA), although the ratio of household debt to disposable income continued to rise in the third quarter of 2007 to 77 per cent from 75.1 per cent in the first quarter. Real growth in durable goods expenditure, including motor vehicles and furniture, slowed to 3.1 per cent in the third quarter from about 15 per cent a year earlier. Spending on semi-durables, non-durables and services recorded growth of 14.3 per cent, 5.8 per cent and 5.2 per cent respectively in the third quarter.

Rising interest rates begin to have an effect on consumption spending

Consumption growth will continue to slow to more sustainable levels in 2008 as the full impact of higher interest rates is absorbed. Reduced appetite for credit will assist in lowering the household debt ratio to more sustainable levels.

Money supply and credit extension

Strong growth in money supply reflects continued economic buoyancy, robust credit extension and capital inflows, with some recent moderation. Growth in the broad measure of money supply (M3) peaked at 25.8 per cent in August 2007 before slowing slightly thereafter. The rate of increase in private-sector credit extension eased to 21.5 per cent in December 2007.

Growth in M3 reflects continued economic buoyancy and robust credit extension
Inflation and interest rates

CPIX inflation has been above the target range of 3-6 per cent since April 2007 and reached 8.6 per cent in December. The sharp jump in food prices was the main driver of consumer inflation in 2007, but increased petrol prices due to high crude oil prices were also a factor. Food price inflation increased sharply in 2007 from 8.3 per cent in January to 13.9 per cent in December.

Food and fuel price increases drive consumer inflation

______________

2 Residential and non-residential buildings, construction works, transport equipment, machinery and other equipment.

2008 BUDGET REVIEW

Figure 2.9 Money supply growth and real prime rate, 2000 – 2007

Rising inflation for services indicates that inflation pressures broadened in the second half of 2007, although CPIX inflation excluding food and petrol prices remained within the inflation target range at 4.9 per cent in the final quarter of last year.

PPI inflation rose sharply in the first half of 2007, to a peak of 11.3 per cent in May, before ending the year at 10.3 per cent. Producers experienced pressure from the weaker rand, rising food prices and high crude oil prices. Inflation expectations have risen over the past year, but the December 2007 survey of inflation expectations showed CPIX inflation falling below 6 per cent in 2009.

Figure 2.10 Contributions to CPIX inflation, 2000 - 2007

CHAPTER 2: ECONOMIC POLICY AND OUTLOOK

Rising food inflation a global trend

Rising food prices have been the largest contributor to recent increases in domestic consumer price inflation. But as the table below demonstrates, rising food prices are a global phenomenon, especially in fast-growing developing economies.

 CPI food inflation for selected countries, 2004 – 2007

Year	US	SA	India	Indonesia	China	Mexico
2004	3.7	2.3	2.3	5.8	6.4	7.3
2005	1.9	2.2	4.0	10.3	-6.5	5.5
2006	1.8	7.2	6.8	14.8	-0.6	3.6
2007	4.3	10.3	7.1	11.0	9.9	6.5

Source: OECD main economic indicators

Continuing pressure on international food prices stems from poor harvests of key crops in major exporting economies, higher commodity and energy prices, and growing demand for grains for biofuel production. Meanwhile, income growth in Asia has led to increased demand for meat, triggering increases in feed grain prices.

Conclusion
South Africa’s economy will grow more moderately over the period ahead, following a period of robust expansion since 2003. Highlights of the economic outlook include the following:

•         GDP growth of 4 per cent in 2008, rising to a projected 4.6 per cent by 2010

•         CPIX inflation rising to 7.1 per cent in 2008 before declining to 4.9 per cent in 2009

•         Continued robust growth in gross fixed capital formation, projected to rise from 21 per cent of GDP in 2007 to 24 per cent in 2010

•         Strong growth in public sector infrastructure investment to extend well into the next decade, as major energy and transport projects gain momentum

•         A projected deficit of 7-8 per cent of GDP in the current account of the balance of payments, highlighting the need for continued capital inflows

•         Underlying resilience of the economy supported by the strong fiscal position and steady growth in net foreign reserves, which reached US$32 billion at the end of January 2008.

Economic and fiscal policies remain firmly focused on accelerating growth in the longer term and broadening participation. Policy priorities, elaborated further in the spending and revenue proposals outlined in the 2008 Budget Review, include:

• Promoting employment creation, further education and skills development • Investment in infrastructure and productive capacity, and improved maintenance of infrastructure network assets

2008 BUDGET REVIEW

• Interventions focused on broad-based empowerment and reducing poverty • Industrial development and raising net exports • Improving public service delivery.

Given the nature of short- to long-term challenges in the economy – from resolving electricity shortages to surpassing 6 per cent economic growth – greater coordination and partnership is required between the public and private sectors. Prudent fiscal policy is crucial to maintain macroeconomic stability and to ensure that the benefits of growth enhance the living standards of all South Africans. The details of the 2008 fiscal framework are presented in Chapter 3.

3

Fiscal policy

Over the past 14 years, fiscal policy has helped to stabilise the economy, contributing to a steady improvement in long-term growth prospects. Increasing expenditure on capital investment and key social needs promotes a more productive base and raises living standards.

The fiscal stance presented in the 2008 Budget builds on these policy choices by continuing to finance growth in government expenditure without placing an excessive burden on the economy or future generations. Increased inflationary and current account pressures require that fiscal policy contribute more meaningfully to national savings while investing strongly in enhancing the productive capacity of the economy. A budget surplus supports the sustainability of government finances and contributes to ensuring that the economic achievements of the past five years are protected from cyclical and external risks.

Consolidated government expenditure continues to grow over the next three years, with real growth averaging 6.1 per cent a year. Additional resources are targeted at strengthening economic and social infrastructure, improving the quality of public services and broadening social security. Tax revenue is broadly stable as a percentage of GDP, reflecting a relative decline in revenue buoyancy. Overall public sector borrowing will rise as investment spending by state enterprises accelerates.

Overview

Prudent fiscal policy choices and strong economic growth over the past five years have created the fiscal space to support economic and social development. Consolidated government spending has increased by an average of 10 per cent in real terms over the past four years, allowing government to significantly grow expenditure on social services, increase transfers to households and accelerate infrastructure investment.

Fiscal policy has enabled the public sector to make a major contribution to improved welfare

2008 BUDGET REVIEW

The 2007 Medium Term Budget Policy Statement introduced the concept of a structural budget balance, also known as a cyclically adjusted budget balance, which factors in estimates of cyclical or once-off revenue.

High commodity prices introduce a strong cyclical factor into revenue growth

The 2008 Budget takes account of a more unsettled global economic environment. While total revenue growth is expected to moderate in line with economic activity, strong commodity prices are generating robust tax revenues from the mining sector. As a result, the cyclical element of tax revenue remains significant.

Taking these factors into account, government is budgeting for a fiscal surplus, which keeps the cyclically adjusted budget balance from deteriorating. By saving a share of the cyclical revenue, the fiscus is protected from cyclical and external volatility, and ensures that the state does not contribute to pressure on inflation and the current account deficit.

Investment in productive capacity will allow economy to grow more rapidly

Continued growth in capital expenditure and other allocations aimed at raising the productive capacity of the economy will support the alleviation of supply constraints and allow the economy to grow more rapidly in the future. Over the next three years, growth in public spending slows to more sustainable levels, while remaining robust.

Key features of the 2008 Budget include the following:

•         Additional main budget resources totalling R115.6 billion over the 2007 Budget baseline.

•         Consolidated national budget revenue grows in line with the economy, averaging 28.6 per cent of GDP over the medium term.

•         Debt-service costs continue to decline as a result of prudent fiscal management.

•         Consolidated national budget surpluses of 0.8 per cent of GDP in 2008/09, 0.6 per cent in 2009/10 and 0.7 per cent in 2010/11.

The fiscal stance: expenditure, revenue and debt
Government expenditure continues to grow strongly

Public expenditure is focused on areas that will raise growth over the medium to long term, such as economic infrastructure, education, health and basic household services. The budget also maintains government’s redistributive stance, increasing transfers to poor households.

Revenue growth remains supportive of expenditure, moderating to 28.9 per cent of GDP by 2010/11

Tax revenues continue to exceed expenditure. Improved tax administration and the strength of the economic base have supported growing revenue levels even after provision of substantial tax relief. Cyclical economic factors have also contributed to the strength of the revenue performance over the past four years. Fiscal policy accounts for these trends to ensure that they do not result in unsustainable financing of government expenditure. General government tax revenue peaked at 29.2 per cent of GDP in 2006/07 and is expected to moderate to 28.9 per cent of GDP by 2010/11.

CHAPTER 3: FISCAL POLICY

Table 3.1 Fiscal trends and projections for general government1

Calendar year	2002 – 2006		2006 – 2010
Average annual real growth
Gross fixed capital formation
General government	5.6%		10.9%
Public corporations	12.9%		19.4%
Government consumption expenditure
Compensation of employees	1.8%		3.6%
Non-wage	9.4%		5.5%
Government transfers to households	21.1%		9.3%
Fiscal year	2002/03	2006/07	2010/11
Percentage of GDP
Interest on public debt	4.4%	3.3%	2.1%
General government savings	-1.0%	0.8%	1.5%
Public sector borrowing requirement	1.4%	-0.3%	1.4%
General government tax revenue	25.3%	29.2%	28.9%
1.

General government refers to the accounts of national government, provincial government and local government, the social security funds, extra-budgetary institutions, adjusted to net out flows between government institutions.

Compensation of public-sector employees accounts for about 65 per cent of government consumption expenditure and is expected to grow by 3.6 per cent in real terms over the period 2006 to 2010. This takes account of the public service salary agreement negotiated in 2007, higher-than-expected inflation and the introduction of occupation-specific dispensations. These matters are discussed in more detail in Chapter 8. Growth in non-wage consumption expenditure by government is driven mainly by equipment and materials needed, for example, in the provision of education and health services.

Cost-of-living adjustments push up wage bill

Over the past four years general government transfers to households have grown at well above the rate of inflation. This is largely the result of the extension of the social grant system and further rollout of government’s housing programme. With the stabilisation of the social grants system, transfers to households are expected to moderate, averaging real growth of 9.3 per cent between 2006 and 2010, reflecting continued take-up by eligible recipients and the phased expansion of the social grant system.

Rapid growth in government transfers to households is expected to moderate

Investment in social and economic infrastructure remains a core government priority, reflected in projected average real growth of about 11 per cent in gross fixed capital formation, which covers additional allocations to water, sanitation, public transport, education, health, social development, and justice and protection services. These spending priorities and allocations are described in Chapters 7 and 8. The pace of capital outlays by public corporations has also accelerated, with average annual real growth of 12.9 per cent between 2002 and 2006.

2008 BUDGET REVIEW

Table 3.2 below shows that over the medium term, public sector infrastructure expenditure is projected to amount to R568.1 billion, representing average annual growth rate of 19.2 per cent over the next three years. The amount is R85.7 billion higher than the estimate in the 2007 Medium Term Budget Policy Statement, largely as a result of Eskom’s revised capital expenditure plan.

Table 3.2 Public sector infrastructure expenditure and estimates, 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
				Revised	Medium-term estimates
R million				estimate
National departments[1,2]	4 566	4 903	4 638	5 023	6 425	7 539	9 434
Provincial departments[2]	19 955	22 535	27 112	32 481	36 860	42 226	45 766
Municipalities	16 865	21 084	21 441	27 568	31 163	34 471	36 873
Public private partnerships[3,4]	1 106	1 343	2 443	3 354	8 450	10 321	11 259
Extra-budgetary public entities	3 470	3 144	3 699	3 814	4 450	5 123	7 014
General government	45 962	53 010	59 332	72 240	87 348	99 679	110 346
Non-financial public enterprises	22 145	25 736	37 176	52 165	71 243	99 246	100 284
Total	68 106	78 745	96 508	124 405	158 591	198 925	210 629
Percentage of GDP	4.8%	5.0%	5.3%	6.1%	6.9%	7.9%	7.6%
GDP	1 427 445	1 584 743	1 807 316	2 045 533	2 286 906	2 506 870	2 758 552

1. Transfers between spheres have been netted out.

2. Includes maintenance of infrastructure assets.

3. Capital expenditure on PPPs overseen by the Treasury PPP Unit, SA National Roads Agency, Department of Public Works and at municipal level.

4. PPPs only reflect private sector contributions.

Investment in airports, ports, freight rail, dams and wireless broadband

Over the medium-term expenditure framework (MTEF) large additional amounts are set aside for the school building programme, the hospital revitalisation programme, public transport, housing, water and sanitation. In addition, non-financial public enterprises[1] continue to invest in airports, ports, freight rail, pipelines, dams and wireless broadband. The budget framework also makes provision for financial support for Eskom’s capital investment programme within the contingency reserve.

Public sector borrowing requirement grows to 1.4 per cent in 2010/11

The stronger fiscal position provides scope for municipalities, provinces and state-owned enterprises to increase their borrowings to finance a higher level of capital expenditure required to strengthen and expand key economic infrastructure. The public sector moves from a cash surplus of 0.1 per cent of GDP in 2007/08 to a borrowing requirement of 1.4 per cent of GDP by 2010/11. This increase is driven by the accelerating capital investment programmes at all levels of the public sector, in particular the non-financial enterprises.

Figure 3.1 shows the current balance (measured at the consolidated national and provincial level as current income less current expenditure) and general government savings. The current balance is a useful proxy for government savings, with consumption of fixed capital and local government and extra-budgetary institutions’ savings accounting for the difference between the two.

______________ [1] Including Denel, Eskom and Transnet, but excluding the development finance institutions such as the Land Bank and Development Bank of Southern Africa.

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Government savings have significantly improved since 1992/93 as a result of strong revenue growth and the prioritisation of growth in capital expenditure relative to current expenditure. Over the medium term, the stabilisation of the current balance at just over 2 per cent of GDP suggests that government will continue to contribute positively to national savings, supporting both short-term stability and continued investment growth.

Government savings have improved, reflecting prioritisation of capital expenditure
Figure 3.1 The current balance and government savings, 1991/92 – 2010/11

Source: SARB quarterly bulletin. *2008/09 to 2010/11 current balance values are based on 2008 MTEF growth rates(0).

The budget framework

Government categorises its accounts according to the levels at which expenditure takes place or revenue is collected. Beginning with the narrowest coverage, successive components are added until the full extent of public sector revenue and expenditure is captured.

Consolidated national accounts

Consolidated national budget revenue has increased significantly as a percentage of GDP over the past four years. The main factor driving this buoyancy has been broader economic growth and participation, which has been supportive of gross tax and social contributions.

In line with more moderate economic growth and slowing private consumption, growth in gross tax revenue is expected to stabilise as a percentage of GDP. While domestic consumption is expected to moderate, demand for imported goods will keep customs revenue (and consequently Southern African Customs Union transfers) at relatively high levels over the next three years. Growth in the revenue of the social security funds is expected to remain broadly in line with GDP growth. As a result, consolidated national budget revenue is expected to stabilise at about 28.6 per cent of GDP over the MTEF.

Gross tax revenue is expected to stabilise as a percentage of GDP

2008 BUDGET REVIEW

Additional expenditure totalling R115.6 billion over the MTEF

Consolidated national expenditure grows from 27.4 per cent of GDP in 2007/08 to 27.9 per cent in 2010/11. This allows for additional spending of R115.6 billion at the main budget level. Including inflation adjustments, new allocations to the main budget are R24 billion in 2008/09, R32.7 billion in 2009/10, and R58.9 billion in 2010/11.

 Table 3.3 Consolidated national government, 2006/07 – 2010/11

	2006/07	2007/08	2008/09	2009/10	2010/11
R million / per cent		Estimate		Projections
Main budget revenue
Gross tax revenue	495 515	571 063	642 269	711 481	777 948
percentage of GDP	27.4%	27.9%	28.1%	28.4%	28.2%
plus: other non-tax receipts and payments	10 881	11 612	12 005	13 550	15 000
less: SACU transfers	-25 195	-24 713	-28 921	-32 143	-33 992
Total Revenue	481 201	557 962	625 353	692 888	758 956
Main budget expenditure
State debt cost	52 192	52 829	51 236	51 125	51 156
percentage of GDP	2.9%	2.6%	2.2%	2.0%	1.9%
Non-interest expenditure[1]	418 000	489 288	559 860	630 481	693 514
percentage of GDP	23.1%	23.9%	24.5%	25.2%	25.1%
per cent real growth	9.0%	9.0%	7.7%	7.5%	5.1%
Of which:
Increases over 2007 Budget		11 330	23 997	32 731	58 898
Contingency reserve		–	6 000	12 000	20 000
Total expenditure	470 192	542 117	611 096	681 606	744 670
percentage of GDP	26.0%	26.5%	26.7%	27.2%	27.0%
Social security funds
Revenue	20 447	22 465	24 683	27 257	30 035
Expenditure	14 035	17 979	20 454	22 521	23 795
Consolidated national budget[2]
Revenue	501 636	580 417	650 026	720 134	788 980
percentage of GDP	27.8%	28.4%	28.4%	28.7%	28.6%
Expenditure	484 216	560 086	631 540	704 116	768 454
percentage of GDP	26.8%	27.4%	27.6%	28.1%	27.9%
Budget balance	17 420	20 331	18 486	16 018	20 526
percentage of GDP	1.0%	1.0%	0.8%	0.6%	0.7%
Gross domestic product	1 807 316	2 045 533	2 286 906	2 506 870	2 758 552
1.	Includes transfers to provinces and local government, the National Skills Fund and sectoral skills development funds.
2.	Flows between funds are netted out.

Contingency reserve is set aside over MTEF

Within the main budget, a contingency reserve is set aside for each of the next three years. In the first year, the reserve allows for the possibility of unforeseen and unavoidable expenditure, such as responses to natural disasters or programmes announced in the budget but not yet appropriated. In the outer years, the reserve is partly drawn down to fund new priorities. The contingency reserve for each year of the MTEF is R6 billion, R12 billion and R20 billion, respectively.

The larger reserve provides for financial support to help Eskom meet the costs of its investment programme. Funding of up to R60 billion is

CHAPTER 3: FISCAL POLICY

anticipated and assists Eskom’s capital-raising programme. About one-third of this is expected to be drawn over the MTEF period.

Since peaking at 5.6 per cent of GDP in 1998/99, debt service costs have shown a steadily declining trend, freeing additional resources for spending in support of government’s social and economic programmes. Debt service costs are expected to continue declining over the medium term, moving from 2.6 per cent of GDP in 2007/08 to 1.9 per cent in 2010/11. The decline in debt service costs underscores the sustainability of the framework by providing fiscal space to accommodate cyclical volatility or to finance new priorities in the years ahead. For more information on debt management and trends refer to Chapter 5.

Debt service costs continue to fall

Increased risk in the economic environment, coupled with continued widening of the current account deficit and domestic inflationary pressures, signals the need for greater caution in the management of government finances. As a result, the 2008 consolidated national budget allows for a surplus of 0.8 per cent of GDP in 2008/09, declining to 0.6 per cent in 2009/10, and returning to 0.7 per cent in 2010/11.

A modest consolidated national budget surplus forecast over MTEF
Figure 3.2 Main budget and structural budget balances, 2000/01 – 2010/11

Despite an anticipated moderation in the pace of global growth, commodity prices are expected to remain high, resulting in the economy continuing to operate with a significant positive cyclical component. After adjusting the budget framework for estimates of cyclical revenue, the structural budget balance is broadly stable at a deficit averaging 1.2 per cent of GDP over the next three years. This illustrates the strength of the government finances and the ability of the fiscus to sustainably finance the current level of expenditure should the economic cycle reverse.

Government saves a share of tax revenue to offset economic risk

CHAPTER 3: FISCAL POLICY

2008 BUDGET REVIEW

Revisions to 2006/07 and 2007/08 main budget estimates

The main budget consists of the receipts of the National Revenue Fund, and expenditure either voted by Parliament or allocated by statutory appropriation. The main budget represents the full extent of resources available for allocation by the National Treasury. The outcomes and changes to the forward estimates of the main budget are presented in Tables 3.4 and 3.5.

Table 3.4 Revised estimates of main budget revenue and expenditure, 2006/07 and 2007/08
	2006/07			2007/08			% change
R million	Budget estimate	Outcome	Deviation	Budget estimate	Revised estimate	Deviation	2006/07 – 2007/08
Revenue
Direct taxes	252 058	286 382	34 325	319 130	339 850	20 720	18.7%
Indirect taxes	204 729	209 133	4 404	237 432	231 213	-6 219	10.6%
Other revenue	9 320	10 881	1 560	11 093	11 612	519	6.7%
Less: SACU payments	-19 744	-25 195	-5 451	-23 053	-24 713	-1 660	-1.9%
Total revenue	446 362	481 201	34 839	544 602	557 962	13 361	16.0%
Expenditure
State debt cost	52 049	52 192	143	52 916	52 829	-87	1.2%
Current payments[1]	82 922	77 979	-4 943	91 413	89 966	-1 447	15.4%
Transfers and subsidies	328 878	333 661	4 782	379 897	392 277	12 380	17.6%
Payments for capital assets[1]	6 376	6 360	-15	6 647	7 045	398	10.8%
Contingency reserve	2 500	–	-2 500	3 000	–	-3 000	0.0%
Total expenditure	472 725	470 192	-2 532	533 873	542 117	8 243	15.3%
Increase in non-interest allocated expenditure			-176			11 330
Main budget balance[2]	-26 363	11 008	37 371	10 728	15 846	5 117
1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.
2.	A positive number reflects a surplus and a negative number a deficit.

Total expenditure in 2006/07 was R2.5 billion greater than the original 2006 Budget estimate and R422 million lower than the revised budget estimate. Revenue over collections totalling R34.8 billion and underspending on current payments contributed to a main budget surplus for 2006/07 of R11 billion.

The estimated budget balance for 2007/08 remains in surplus at R15.8 billion, R5.1 billion more than was estimated at the time of the 2007 Budget. An upward revision to gross tax revenue estimates of R14.5 billion and additional expenditure of R8.2 billion leave the budget position broadly unchanged. The continued strong growth in tax revenue results in main budget revenue totalling R558 billion.

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CHAPTER 3: FISCAL POLICY

Table 3.5 Main budget medium-term estimates, 2008/09 – 2010/11
	2008/09			2009/10			2010/11
R million	2007 Forward estimate	2008 Budget	Change to baseline	2007 Forward estimate	2008 Budget	Change to baseline	2008 Budget
Revenue
Direct taxes	350 209	378 194	27 985	381 511	418 822	37 311	464 064
Indirect taxes	256 661	264 075	7 414	278 308	292 659	14 351	313 884
Other revenue	11 371	12 005	634	11 246	13 550	2 304	15 000
Less: SACU payments	-27 075	-28 921	-1 846	-29 551	-32 143	-2 592	-33 992
Total revenue	591 166	625 353	34 187	641 515	692 888	51 373	758 956
Percentage of GDP	27.6%	27.3%		27.0%	27.6%		27.5%
Expenditure
State debt cost	52 967	51 236	-1 731	50 915	51 125	210	51 156
Current payments[1]	99 193	101 472	2 279	109 286	112 414	3 129	122 408
Transfers and subsidies	427 013	444 917	17 904	469 119	496 915	27 795	541 332
Payments for capital assets[1]	7 026	7 471	445	7 981	9 152	1 171	9 774
Contingency reserve	8 000	6 000	-2 000	13 000	12 000	-1 000	20 000
Total expenditure	594 198	611 096	16 898	650 301	681 606	31 305	744 670
Percentage of GDP	27.7%	26.7%		27.3%	27.2%		27.0%
Main budget balance[2]	-3 032	14 257	17 289	-8 786	11 282	20 068	14 286
1.	Excludes conditional grants to provinces and local government, which are included in transfers and subsidies.
2.	A positive number reflects a surplus and a negative number a deficit.

The 2008 Budget adjusts the forward estimates from the 2007 Budget for 2008/09 and 2009/10 to take account of changes in the economic environment and government priorities, and adds projections for 2010/11.

Consolidated government accounts
Table 3.6 summarises the consolidated expenditure of government. The table is arranged by economic classification, providing insight into how expenditure is distributed within the economy.

The consolidated government account includes national, provincial and social security fund expenditure, along with spending by various public entities and government business enterprises. A list of all entities included in the consolidation and a full explanation of the consolidation process is available at www.treasury.gov.za.

Real non-interest expenditure grows at an average rate of 6.1 per cent over the next three years. Payments for capital assets grow faster than total non-interest expenditure, averaging 10.2 per cent over the MTEF. This represents government’s continued commitment to improving economic infrastructure and basic services to communities.

Real non-interest expenditure grows at an average rate of 6.1 per cent

2008 BUDGET REVIEW

Table 3.6 Consolidated government expenditure, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome	2006/07	Revised	Medium-term estimates
R million				estimate
Current payments
Compensation of employees	141 910	156 193	173 492	199 216	223 954	246 098	266 620
Goods and services	73 872	90 090	100 500	118 806	134 536	149 127	164 323
Interest and rent on land	52 502	54 634	55 029	55 819	55 012	55 439	55 715
State debt cost	48 851	50 912	52 192	52 829	51 236	51 125	51 156
Financial transactions in assets and liabilities	746	328	247	57	–	–	–
Total current payments	269 030	301 244	329 268	373 897	413 502	450 665	486 658
Real growth[1]		7.5%	4.2%	5.8%	4.1%	4.0%	3.2%
Transfers and subsidies[2]
Municipalities	16 931	19 891	29 663	40 378	45 076	50 675	58 662
Departmental agencies and accounts	19 041	21 697	26 180	28 539	31 640	33 157	32 687
Universities and technikons	9 404	9 930	11 078	11 995	13 650	15 022	17 175
Public corporations and private enterprises	13 896	16 366	15 121	22 879	21 456	23 150	21 766
Foreign governments and international organisations	681	919	1 234	1 298	1 312	1 361	1 417
Non-profit institutions	7 152	8 263	9 482	12 799	16 344	17 567	19 387
Households	64 757	75 632	85 492	98 658	112 298	123 726	133 404
Total transfers and subsidies	131 862	152 697	178 249	216 546	241 776	264 659	284 497
Real growth [1]		11.2%	11.3%	13.2%	5.1%	4.5%	2.7%
Payments for capital assets
Buildings and other fixed structures	13 077	18 117	21 503	26 866	41 880	45 433	48 360
Machinery and equipment	6 913	9 277	9 210	11 125	11 002	13 775	15 482
Cultivated assets & land and subsoil assets	70	224	488	931	1 360	1 189	1 222
Software and other intangible assets	1 921	1 504	2 701	3 166	724	1 604	534
Total payments for capital assets	21 980	29 122	33 902	42 088	54 966	62 001	65 599
Real growth [1]		27.2%	11.0%	15.6%	23.0%	7.7%	1.1%
Contingency reserve	–	–	–	–	6 000	12 000	20 000
Consolidated expenditure[3]	422 872	483 064	541 419	632 532	716 243	789 325	856 753
Consolidated non-interest expenditure[3]	370 445	428 489	486 475	576 760	661 283	733 940	801 097
Percentage of GDP	26.0%	27.0%	26.9%	28.2%	28.9%	29.3%	29.0%
Real growth [1]		11.1%	8.3%	10.4%	8.0%	5.9%	4.3%

1. Deflated using the CPIX deflator.

2. Including capital transfers.

3. Including national contingency reserve.

Compensation of employees makes up approximately 3.4 per cent of total non-interest expenditure at the consolidated government account level, growing at 4.7 per cent in real terms. Expenditure on goods and services averages 5.9 per cent real growth, while transfers and subsidies are driven mainly by transfers to households and non-profit institutions. Transfers and subsidies represent both capital and current transfers across government.

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The consolidated accounts of general government represent the full extent of the revenue and expenditure for all levels of government. These estimates are made by aggregating the revenue and expenditure of the main budget, the social security funds, foreign technical cooperation accounts, the provinces, extra-budgetary institutions (including universities and technikons) and local authorities. Flows between institutions are simultaneously netted out. The consolidated general government account for 2006/07 is set out in Table 3.7.

Table 3.7 Consolidated accounts of general government,[1] 2006/07
	Main	Social	Provinces	Extra-		Consolidated
	budget	security		budgetary	Local	general
R million		funds		institutions[2]	authorities[3]	government
Current receipts	479 418	20 436	7 894	23 484	86 182	617 414
Tax receipts (net of SACU)	470 320	9 854	4 657	125	22 561	507 517
Non-tax receipts	9 098	10 582	3 237	23 359	63 621	109 897
Sales of capital assets	1 782	–	110	235	76	2 203
Total own account receipts	481 201	20 436	8 003	23 719	86 258	619 616
Percentage of total	77.7%	3.3%	1.3%	3.8%	13.9%	100.0%
Transfers received[4]	1 920	11	178 871	38 346	28 694	1 920
Total receipts	483 121	20 447	186 874	62 065	114 952	621 536
Current payments	131 129	1 447	142 462	47 514	101 904	424 457
Compensation of employees	49 637	804	104 267	20 246	28 422	203 376
Goods and services	29 157	643	38 034	25 605	69 443	162 882
Interest	52 192	–	–	283	1 892	54 367
Other current payments	143	–	162	1 380	2 147	3 832
Transfers and subsidies[5]	333 661	12 565	28 521	7 423	–	136 247
Payments for capital assets	7 318	23	15 580	3 411	20 674	47 006
Total payments	472 108	14 035	186 563	58 348	122 578	607 711
Percentage of total	77.7%	2.3%	30.7%	9.6%	20.2%	100.0%
Budget balance[6]	11 012	6 412	310	3 717	-7 626	13 826
Extraordinary payments	-4 214	–	–	–	–	-4 214
Extraordinary receipts	3 438	–	–	–	–	3 438
Financing requirement (-)	10 237	6 412	310	3 717	-7 626	13 050
Percentage of GDP	0.6%	0.4%	0.0%	0.2%	-0.4%	0.7%
1.	Due to classification differences and other adjustments, these estimates do not correspond fully to the government finance accounts published by the Reserve Bank.
2.	Including universities and technikons.
3.	Including the net financing requirement of local government enterprises.
4.	RDP Fund grants are included in the main budget. Grants received by other spheres are transfers from the main budget or from provinces to local authorities.
5.	Including transfers and subsidies to other spheres of government.
6.	A positive number reflects a surplus and a negative number a deficit.

2008 BUDGET REVIEW

Improved trends in general government infrastructure spending

General government infrastructure projects are gathering momentum, and reflect improved correlation between budgeted amounts, project plans and actual expenditure. The table below summarises spending on major projects and programmes in 2006/07. During this period government spent R36.3 billion or 93.9 per cent of the total budgeted amount.

Major infrastructure projects and programmes, 2005/06 – 2006/07
	2005/06	2006/07	Actual	Actual	Year-on-year
	Outcome (as	Adjusted	expenditure	expenditure	growth
	at	Budget	as at	as % of
	31 March		31 March	adjusted
R million	2006)		2007	budget
Integrated housing and human settlement	5 014	6 751	6 549	97.0%	30.6%
Hospital revitalisation programme	939	1 755	1 613	91.9%	71.8%
National roads	2 186	3 487	3 027	86.8%	38.5%
Provincial roads	7 553	8 494	8 795	103.5%	16.4%
Passenger rail	1 059	1 155	1 104	95.6%	4.2%
Electrification programme	1 125	1 284	1 081	84.2%	-3.9%
School building	2 453	3 448	3 370	97.7%	37.4%
Gautrain[1]	601	4 641	4 622	99.6%	669.1%
2010 FIFA World Cup stadiums[2]	–	600	329	54.8%
De Hoop dam[3]	–	300	40	13.3%
Municipal Infrastructure Grant projects	4 163	6 756	5 796	85.8%	39.2%
1. Gautrain excludes private sector contribution. 2. Construction only commenced in the 2006/07 financial year. 3. Construction only commenced in June 2007.

General government expenditure in 2006/07 totalled R608 billion

In 2006/07, general government raised R619.6 billion, or 34.3 per cent of GDP, in revenue. Of this, 77.7 per cent was collected by national government. General government expenditure in 2006/07 totalled R607.7 billion, or 33.6 per cent of GDP. Of this expenditure, over half took place at provincial and local government level. The consolidated general government deficit is the sum of the deficits of all the levels of government and extra-budgetary institutions and accounts. In 2006/07, the consolidated general government budget balance was a surplus of 0.7 per cent of GDP.

Public sector borrowing requirement

Table 3.8 shows the anticipated public sector borrowing requirement for the period ahead, taking into account the financing requirements of state-owned enterprises, municipalities and other public entities.

Borrowing requirement widens over medium term

The public sector borrowing requirement represents the funds needed by the public sector to cover any deficit in financing its own activities, and has moved from a negative requirement to a positive average of 1.3 per cent of GDP over the MTEF. Although the main budget balance, social security funds and the extra-budgetary institutions are in surplus, these are offset by significant deficit funding requirements by local government and the non-financial public enterprises. Borrowing is used primarily to fund projected capital investment plans, which have grown significantly, especially for state-owned entities.

CHAPTER 3: FISCAL POLICY

Eskom capital investment

Eskom’s capital expenditure for the 2006/07 financial year amounted to R17.7 billion, which represents a year-on-year increase of 67 per cent. About R10 billion was spent on increasing generation capacity. In contrast, over the next five years Eskom’s capital expansion plans will amount to R342.9 billion, with about 73% earmarked for generation, 12% for transmission and 10% for distribution.

Eskom capital investment plans,[1] 2008/09 – 2012/13
R million	2008/09	2009/10	2010/11	2011/12	2012/13	Total
Generation	34 354	60 346	55 112	49 828	50 130	249 770
Transmission	5 054	10 509	12 183	9 636	6 077	43 459
Distribution	6 078	6 617	7 446	7 939	8 815	36 895
Corporate	1 390	3 263	4 994	2 886	211	12 744
Total	46 876	80 735	79 735	70 289	65 233	342 868
1. Reflects estimated capital plans.

Spending is directed to meeting medium- and long-term demand. Return-to-service projects at Camden (R5.2 billion), Grootvlei (R4.8 billion) and Komati (R6.1 billion) will add a combined 3 677MW of generating capacity by 2011. Other power generation projects include the open cycle gas turbine project Gas 1, which extends Ankerlig and Gourikwa by 1 036 MW by mid-2009, and the Ingula pump-storage project in northern KwaZulu-Natal. Major generation projects are the coal-fired plants at Medupi in Lephalale (approved budget of R85.6 billion) and Bravo near Witbank (approved budget of R84.8 billion). To improve transmission capacity, Eskom is strengthening the Cape grid, building new lines from Majuba to KwaZulu-Natal and integrating new power stations into the transmission network.

Transnet capital investment
In 2006/07 Transnet spent R11.7 billion as part of its plans to upgrade and expand its rail, port facilities and pipeline infrastructure.
Transnet capital investment plans,[1] 2007/08 – 2011/12
R million	2007/08	2008/09	2009/10	2010/11	2011/12	Total
Freight Rail	7 878	8 869	7 210	5 603	5 262	34 822
Rail Engineering	699	774	796	866	947	4 082
Port Terminals	3 136	2 642	1 343	1 338	1 054	9 513
National Ports Authority	3 949	5 691	4 631	2 452	1 812	18 535
Pipelines	900	3 282	3 289	2 302	188	9 961
Other business	373	223	211	153	141	1 101
Total	16 935	21 481	17 480	12 714	9 404	78 014
1. Reflects estimated capital plans.

The largest share (about 45%) of Transnet’s capital investment leading up to 2011/12 will be spent on improving the freight rail business, with a focus on infrastructure and rolling stock. Projects include expanding the coal line (R4.9 billion) and the ore line (R3.8 billion). To increase port capacity, Transnet is widening and deepening the entrance to the Durban harbour (R7.6 billion), building a new container terminal at Ngqura (R1.5 billion), expanding the Cape Town container terminal and buying new equipment to handle projected volume increases. Transnet is also building a multi-product pipeline between Durban and Gauteng at a cost of R9.3 billion.

2008 BUDGET REVIEW

Table 3.8 Public sector borrowing requirement,[1] 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
				estimate
R million
Main budget balance	20 605	4 936	-11 008	-15 846	-14 257	-11 282	-14 286
Extraordinary payments	9 787	4 554	4 214	771	–	–	–
Extraordinary receipts	-2 492	-6 905	-3 438	-1 837	-850	-850	-600
Financing requirement	27 900	2 585	-10 233	-16 912	-15 107	-12 132	-14 886
Social security funds	-5 363	-7 553	-6 412	-4 486	-4 229	-4 736	-6 241
Provinces	-2 121	18	-313	525	863	-2 840	-5 331
Extra-budgetary institutions	-1 126	-2 658	-3 718	-3 789	-2 719	-2 014	-2 034
Local authorities	8 388	8 222	7 626	8 643	10 550	12 847	14 067
General government borrowing	27 679	614	-13 049	-16 018	-10 642	-8 875	-14 424
Percentage of GDP	1.9%	0.0%	-0.7%	-0.8%	-0.5%	-0.4%	-0.5%
Non-financial public enterprises	-5 754	-12 348	8 472	14 260	37 674	43 798	51 682
Public sector borrowing requirement	21 925	-11 734	-4 577	-1 758	27 032	34 923	37 258
Percentage of GDP	1.5%	-0.7%	-0.3%	-0.1%	1.2%	1.4%	1.4%
Gross domestic product	1 427 445	1 584 743	1 807 316	2 045 533	2 286 906	2 506 870	2 758 552

1. A negative number reflects a surplus and a positive number a deficit.

At the local level, larger municipalities have traditionally financed capital expenditure through borrowing. This trend is expected to continue based on data supplied by the Development Bank of Southern Africa and the Infrastructure Finance Corporation.

Public enterprises account for largest share of the borrowing requirement

The largest portion of the borrowing requirement is that of the non-financial public enterprises, averaging about R44 billion per year over the MTEF. The majority of this (about 87 per cent) is required to finance the revised capital expenditure plans of Eskom and Transnet.

Conclusion
Fiscal policy supports macroeconomic stability and sustainable financing

South Africa’s fiscal policy continues to support macroeconomic stability, while providing sustainable financing for government’s social and economic objectives. The broad fiscal stance, taking note of slowing global growth, disquiet in international financial markets and cyclical factors, ensures that temporary or once-off revenues are not used in a way that undermines sustainable growth.

The savings performance of government continues to improve, reflective of both stronger budget balances and a rising proportion of spending on capital infrastructure. Budget surpluses at a consolidated general government level provide scope for increased borrowings to finance capital investment, especially by the state-owned enterprises, to contribute to removing short-term capacity constraints.

Revenue trends suggest continued buoyancy in the period ahead, but revenue growth moderates somewhat in line with economic growth.

4

Revenue trends and

tax proposals

This year’s tax proposals stimulate the economy’s growth potential by reducing the tax rate on business and supporting industrial incentives. New initiatives reduce the cost of doing business by cutting red tape, especially for small businesses. Government continues to protect individuals from the effects of inflation by adjusting personal income tax brackets and thresholds.

The 2008/09 tax proposals complement other demand-side measures to deal with the current electricity supply crisis. These proposals will also underpin efforts to support sustainable development and make a contribution to deal with the global challenge of climate change.

Gross tax revenue in 2007/08 will amount to R571.1 billion, which is R14.5 billion higher than the figure budgeted a year ago and R5 billion higher than the revised figure indicated in the 2007 Medium Term Budget Policy Statement. Tax revenue growth, which has a strong cyclical component, is expected to moderate in line with a slower rate of GDP growth over the medium term.

Overview

South Africa’s tax policy framework continues to support economic growth. Proposals in the 2008 Budget minimise the potential distortionary impact that taxes might have on growth and employment creation, and stimulate the supply side of the economy. Tax collections continue to be robust as a result of improved compliance and cyclical factors. As the economic cycle moderates, it becomes increasingly important to carefully monitor tax revenue collections.

Tax policy will support economic growth and job creation by stimulating the supply side of the economy

2008 BUDGET REVIEW

New measures proposed to support small business, reducing compliance costs

Additional measures are proposed to support very small businesses, reducing compliance costs and encouraging the formalisation of informal businesses. Various supply-side interventions are proposed to support sustainable growth. An electricity levy is proposed to support demand-side measures and the energy-efficiency strategy over the medium term, and to support initiatives to deal with environmental concerns, air pollution and climate change over the longer term.

Support for environmental protection using taxes and incentives

Issues under review for future consideration include more targeted use of taxes and incentives to support environmental protection. The tax implications of private equity transactions and funding options for municipalities will also be investigated.

Main tax proposals
The 2008 Budget proposes R10.5 billion in net tax relief. The proposals include:

•         Personal income tax relief for individuals amounting to R7.7 billion

•         A reduction in the headline corporate tax rate by one percentage point from 29 to 28 per cent

•         The second phase of reforms to the secondary tax on companies (STC), culminating in the introduction of a final withholding dividend tax at shareholder level in 2009

•         A simplified tax package for very small businesses with an annual turnover up to R1 million

•         An increase in the compulsory VAT registration threshold from an annual turnover of R300 000 to R1 million

•         Incentives to encourage venture capital equity investments in small and medium-sized businesses

•         R5 billion in tax subsidies over the next three years to support the emerging industrial policy

•         A review of learnership allowances to encourage apprenticeships

•         Measures to encourage private land owners to protect biodiversity

•         The introduction of an electricity levy of 2 cents per kilowatt hour.

Consolidated national revenue estimates
Revised consolidated revenue estimated at R580.4 billion for 2007/08

Table 4.1 sets out consolidated national revenue from 2006/07 to 2010/11, consisting of main budget revenue and the receipts of social security funds. Consolidated national revenue in 2006/07 amounted to R501.6 billion, which is 7.7 per cent higher than the 2006 Budget estimate. The revised figure for 2007/08 is estimated at R580.4 billion, which is 2.6 per cent higher than the 2007 Budget estimate.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

Table 4.1 Consolidated national revenue, 2006/07 – 2010/11
	2006/07	2007/08		2008/09	2009/10	2010/11
	Outcome	Budget	Revised	Medium-term estimates
R million		estimate	estimate
Main budget revenue
Tax revenue	495 515	556 562	571 063	642 269	711 481	777 948
Non-tax revenue[1]	10 881	11 093	11 612	12 005	13 550	15 000
Less: SACU payments	-25 195	-23 053	-24 713	-28 921	-32 143	-33 992
Main budget revenue	481 201	544 602	557 962	625 353	692 888	758 956
Percentage of GDP	26.6%	28.1%	27.3%	27.3%	27.6%	27.5%
Social security funds
Tax revenue	17 843	19 664	19 751	21 631	23 824	26 117
Non-tax revenue[2]	2 604	1 442	2 714	3 053	3 433	3 918
Total social security revenue	20 447	21 107	22 465	24 683	27 257	30 035
Consolidated national revenue[3]	501 647	565 708	580 427	650 036	720 145	788 991

1. Includes interest, dividends, sales of goods and services, other miscellaneous departmental receipts, transactions in assets and liabilities, and sales of capital assets.
2. Includes own revenue, sale of capital assets and grants received.
3. Transfers between funds have been netted out.
National budget revenue – revised estimates

Variations between the original revenue estimates and final outcomes reflect estimation uncertainty, changes in economic trends and improved compliance. Table 4.2 highlights budget estimates and revenue outcomes of the major tax instruments for 2006/07 and projected revenue outcomes for 2007/08. Tables 2 and 3 in Annexure B set out these numbers in greater detail.

Outcome for 2006/07 and revised estimate for 2007/08

Audited results show that main budget revenue for 2006/07 was R481.2 billion, in line with the revised estimate. The outcome of main budget revenue for 2006/07, as shown in Table 4.2, was 7.8 per cent higher than the original estimate in February 2006.

Based on the revised macroeconomic projections outlined in Chapter 2 and revenue trends for the first nine months of the fiscal year, the main budget revenue estimate for 2007/08 is revised to R558.0 billion, 2.5 per cent higher than the original budget of R544.6 billion announced in February 2007. The increased revenue estimates result from higher collections from personal income tax, STC and corporate income tax and is partly driven by the effects of higher inflation.

Higher tax collections owing to strong economic performance

Taxes on income and profits are expected to be 6.4 per cent higher than the original budget estimate. Personal income tax is expected to reach R168.5 billion, which is R13.2 billion above the original estimate, mainly as a result of rising employment and real salary increases. During 2007 the number of registered individual taxpayers increased by 279 862, to 5.3 million.

Number of registered individual taxpayers grew by nearly 280 000 in 2007

2008 BUDGET REVIEW

Table 4.2 Main budget estimates and revenue outcome, 2006/07 and 2007/08
		2006/07			2007/08		2006/07–
	Budget	Outcome	Deviation	Budget	Revised	Deviation	2007/08%
R million							change[1]
Taxes on income and profits	245 816	279 991	34 175	312 150	332 270	20 120	18.7%
Persons and individuals	132 475	140 578	8 103	155 335	168 500	13 165	19.9%
Companies	95 201	118 999	23 798	138 515	141 400	2 885	18.8%
Secondary tax on companies	13 850	15 291	1 441	16 000	20 200	4 200	32.1%
Tax on retirement funds	2 400	3 191	791	–	160	160	–
Other[2]	1 890	1 932	42	2 300	2 010	-290	4.1%
Taxes on payroll and workforce	5 600	5 597	-3	6 500	6 800	300	21.5%
Taxes on property	8 922	10 332	1 410	10 995	12 680	1 685	22.7%
Domestic taxes on goods and services	171 885	174 638	2 753	199 210	191 612	-7 598	9.7%
Value-added tax	131 200	134 463	3 263	155 068	147 000	-8 068	9.3%
Specific excise duties	16 616	16 369	-246	17 792	18 000	208	10.0%
Ad valorem excise duties	1 340	1 283	-57	1 415	1 615	200	25.9%
General fuel levy	21 800	21 845	45	23 938	24 000	62	9.9%
Other[3]	929	679	-250	997	997	–	46.9%
Taxes on international trade and transactions	23 600	24 002	402	27 485	27 001	-484	12.5%
Customs duties	23 200	23 697	497	27 084	26 600	-484	12.3%
Miscellaneous customs and	400	305	-95	401	401	–	31.4%
excise receipts
Stamp duties and fees	964	616	-348	222	700	478	13.7%
State miscellaneous revenue[4]	–	339	339	–	–	–	–
Total tax revenue	456 786	495 515	38 729	556 562	571 063	14 501	15.2%
Non-tax revenue[5]	9 320	10 881	1 560	11 093	11 612	519	6.7%
Less: SACU payments	-19 744	-25 195	-5 451	-23 053	-24 713	-1 660	-1.9%
Main budget revenue	446 362	481 201	34 839	544 602	557 962	13 361	16.0%

1. Percentage change 2006/07 outcome versus 2007/08 revised estimate.
2. Includes interest on overdue income tax and small business tax amnesty.
3. Includes air departure tax, plastic bags levy, mining leases and ownership, and Universal Service Fund.
4. Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.
5. Includes interest, dividends, sales of goods and services, other miscellaneous departmental receipts, transactions in assets and liabilities, and sales of capital assets.

Revised estimate for corporate income tax revenue is up 2.1 per cent

The revised estimate for corporate income tax is R141.4 billion, which is 2.1 per cent higher than originally budgeted. Corporate income tax and STC are expected to generate R2.9 billion and R4.2 billion more than budgeted respectively.

VAT receipts are expected to total R147.0 billion, about R8.1 billion below the 2007 Budget estimate. The revised tax revenue estimate from specific excise duties of R18.0 billion is R208 million higher than originally budgeted. General fuel levies should raise R24.0 billion, broadly in line with expectations.

Imports of consumer goods moderate

Customs duty and miscellaneous customs and excise revenues are revised downwards by R484 million, indicating a moderation of consumer imports. South Africa’s commitment to its trading partners in the South African Customs Union (SACU) will result in a revised payment of R24.7 billion, in terms of the revenue-sharing formula, which is R1.7 billion higher than the 2007 Budget estimate.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

Revenue estimates and 2008 tax proposals

Table 4.3 sets out the estimates of revenue before tax proposals for 2008/09, based on the macroeconomic assumptions set out in Chapter 2 and the existing tax structure. Annexure C provides further details.

Main budget revenue in 2008/09 is estimated to be R635.9 billion before any tax changes are proposed. Personal income tax is projected to increase by 18.0 per cent to R198.7 billion. Corporate income tax and VAT are projected to raise R163.4 billion and R167.5 billion, up 15.5 per cent and 14.0 per cent respectively.

Table 4.3 Estimates of revenue before tax proposals, 2008/09
R million	2007/08 Revised	2008/09 Before tax proposals	2007/08– 2008/09 % change
Taxes on income and profits	332 270	384 355	15.7%
Persons and individuals	168 500	198 747	18.0%
Companies	141 400	163 371	15.5%
Secondary tax on companies	20 200	20 000	-1.0%
Tax on retirement funds	160	–	–
Other[1]	2 010	2 237	11.3%
Taxes on payroll and workforce	6 800	7 530	10.7%
Taxes on property	12 680	14 212	12.1%
Domestic taxes on goods and services	191 612	214 499	11.9%
Value-added tax	147 000	167 528	14.0%
Specific excise duties	18 000	19 050	5.8%
Ad valorem excise duties	1 615	1 682	4.1%
General fuel levy	24 000	25 184	4.9%
Other[2]	997	1 055	5.8%
Taxes on international trade and transactions	27 001	31 473	16.6%
Customs duties	26 600	31 073	16.8%
Miscellaneous customs and excise receipts	401	400	-0.2%
Stamp duties and fees	700	700	–
State miscellaneous revenue	–	–	–
Total tax revenue	571 063	652 769	14.3%
Non-tax revenue[3]	11 612	12 005	3.4%
Less: SACU payments	-24 713	-28 921	17.0%
Main budget revenue	557 962	635 853	14.0%

1. Includes interest on overdue income tax and small business tax amnesty.

2. Includes air departure tax, plastic bags levy, mining leases and ownership, and Universal Service Fund.

3. Includes interest, dividends, sales of goods and services, other miscellaneous departmental receipts, transactions in assets and liabilities, and sales of capital assets.

2008 BUDGET REVIEW

Overview of tax proposals
Table 4.4 provides the anticipated revenue impact of the 2008 tax proposals, the net effect of which is to reduce the estimated total tax revenue by R10.5 billion.

Table 4.4 Summary effects of tax proposals, 2008/09
R million	Effect of tax
Tax revenue		652 769
Non-tax revenue		12 005
Less: SACU payments		-28 921
Main budget revenue (before tax proposals)		635 853
Budget 2008/09 proposals:		-10 500
Taxes on individuals and companies	-15 100
Personal income tax	-7 700
Adjust personal income tax rate structure	-7 200
Adjustment in monetary thresholds (medical scheme contributions and savings)	-500
Business taxes	-7 400
Reduction in corporate income tax rate	-5 000
Presumptive tax structure for very small businesses	-200
Industrial policy	-1 000
Adjustment in monetary thresholds (VAT, etc.)	-500
Other tax incentives	-700
Indirect taxes	4 600
Increase in general fuel levy	1 250
Increase in excise duties on tobacco products and alcoholic beverages	1 350
Electricity levy	2 000
Main budget revenue (after tax proposals)		625 353

Actual revenue collections and estimates
Tax buoyancy is expected to moderate over the medium term

Table 4.5 sets out the actual revenue collections for 2004/05 to 2006/07, and the estimates for 2007/08 to 2010/11. More detailed information is provided in Tables 2 and 3 of Annexure B. The estimates suggest that, due to a projected slowdown in consumption expenditure, higher levels of fixed investments and VAT input credits, tax revenue buoyancy will moderate over the medium term.

Supply-side measures to boost growth and job creation

South Africa’s economy faces a number of constraints to economic growth, including infrastructure capacity and a shortage of skills. These realities suggest a need for supply-side measures that can boost the growth and job creation potential of the economy.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

Table 4.5 Main budget revenue, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
R million		Outcome		Revised	Medium-term estimates
Taxes on income and profits	195 219	230 804	279 991	332 270	369 754	409 555	453 853
Taxes on payroll and workforce	4 443	4 872	5 597	6 800	7 530	8 245	9 045
Taxes on property	9 013	11 138	10 332	12 680	14 212	15 685	17 199
Domestic taxes on goods and services	131 983	151 362	174 638	191 612	218 600	241 665	259 430
Taxes on international trade and transactions	13 286	18 202	24 002	27 001	31 473	36 331	38 421
Stamp duties and fees	1 168	793	616	700	700	–	–
State miscellaneous revenue[1]	-131	164	339	–	–	–	–
Tax revenue	354 980	417 334	495 515	571 063	642 269	711 481	777 948
Non-tax revenue[2]	6 202	8 559	10 881	11 612	12 005	13 550	15 000
Less: SACU payments	-13 328	-14 145	-25 195	-24 713	-28 921	-32 143	-33 992
Main budget revenue	347 854	411 748	481 201	557 962	625 353	692 888	758 956
Percentage of GDP	24.4%	26.0%	26.6%	27.3%	27.3%	27.6%	27.5%
GDP (R billion)	1 427.4	1 584.7	1 807.3	2 045.5	2 286.9	2 506.9	2 758.6
Tax/GDP multiplier	1.61	1.59	1.33	1.16	1.06	1.12	0.93
1.	Revenue received by SARS in respect of taxation which could not be allocated to a specific tax instrument.
2.	Includes interest, dividends, sales of goods and services, other miscellaneous departmental receipts, transactions in assets and liabilities, and sales of capital assets.

Headline corporate income tax rate

A broadening of the tax base, reduction in tax rates, strengthening of tax administration and enforcement over the past decade have contributed to a more efficient and equitable tax system. Given the positive results of these reforms there is fiscal space for a further reduction in the headline corporate income tax rate from 29 per cent to 28 per cent. This measure is also intended to reduce the cost of capital, facilitating an increase in private sector investment and stimulating the supply side of the economy. To limit tax avoidance and/or tax arbitrage, given the gap between the corporate tax rate and top marginal personal income tax rate, it is proposed that closely held (passive) companies be subject to a 40 per cent tax rate.

Reduction in headline corporate income tax rate from 29 to 28 per cent
Second phase of STC reforms

In 2007 the Minister of Finance announced a reform of the STC regime. The main purpose of this reform is to switch this tax charge from a company-level tax to a shareholder-level tax, consistent with international practice. Under the new regime, all distributions will be treated as dividends unless it is shown that the distribution represents a return of capital.

Dividend withholding tax to be introduced

It is proposed that the new rate remain at 10 per cent, that no dividend withholding tax be applied to dividends declared to income tax-exempt entities and that all STC credits will expire. A 10 per cent final withholding rate for domestic shareholders would apply, except in cases of income tax-exempt entities, such as retirement funds and public benefit organisations (PBOs). The withholding rate for non-domestic shareholders may be limited by specific tax treaties.

2008 BUDGET REVIEW

It is also proposed to provide cascading relief (i.e. taxing dividends only when profits reach individuals or non-domestic company shareholders). As an anti-avoidance measure, dividends paid to closely held (passive) companies used to accumulate passive income will be subject to a 10 per cent tax rate.

Developing the built environment
Urban development zones

To rejuvenate decaying inner cities, government introduced the urban development zone tax incentive in 2004. The incentive provides accelerated depreciation for refurbished and new commercial buildings in 15 municipalities, and there is evidence that this measure has made a difference in the pace of development. It is recommended that the incentive be extended for five years, until March 2014. Municipalities will be given an opportunity to apply for extension of the designated zones, and consideration will be given to expanding the number of participating municipalities.

Housing for low-income workers

The provision of adequate and affordable low-income housing (owned or rented) remains a challenge. The obstacles to providing such housing are often of a regulatory nature. While these challenges are being addressed it is proposed that current provisions in the Income Tax Act encouraging employers, developers, PBOs and landlords to increase the supply of houses for low-income households be enhanced and that additional incentives be explored.

The existing monetary threshold limits for low-cost housing allowances, such as the R6 000 deductible limit per dwelling for employer-provided housing, will be revised. The depreciation allowances for the construction of low-cost houses and associated public infrastructure that employers and developers may claim will be reviewed and enhanced. In the case of employer-provided low-cost housing, further relief with respect to fringe benefit taxation in the hands of the employee will be considered.

Learnership allowance for apprenticeships
Amended allowance to support long-term apprenticeships

Learnerships and apprenticeships play an important role in strengthening the skills base of the economy. The learnership tax allowance favours short-term learnerships. It is proposed that the allowance be amended to take into account longer-term apprenticeships, focusing on those of a technical nature, such as electricians, welders, plumbers, mechanics and so on.

Tax incentives to support industrial policy
R5 billion to support emerging industrial policy

Carefully designed tax incentives that encourage higher levels of investment in labour-intensive or strategic sectors will be considered. However, incentives have to be implemented with circumspection. It is important to identify clearly where the market failures are, consider the costs and benefits of such actions, and explore alternatives. It is proposed that R5 billion be set aside for tax incentives to be used over three years in support of sectors identified as key to the emerging industrial strategy. The design of this programme will be finalised in consultation with the Department of Trade and Industry and other interested parties over the next few months.

Support for small and medium-sized businesses
Reforming the tax landscape for small business	Over the past several years government has taken steps to reduce the tax liability and tax compliance burden of small businesses. These measures include:

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

• The introduction in 2001 of a (lower) graduated income tax rate structure for incorporated small businesses, with regular subsequent adjustments to monetary thresholds
• An enhanced depreciation regime for incorporated small businesses, introduced in 2001 and extended in 2005
• Capital gains relief for small businesses in 2001, increased in 2006
• The option to file VAT returns every four months instead of every two months, introduced in 2005 for very small businesses
• Relief from the skills development levy for businesses with a payroll of less than R500 000 per year from 2005.
A simplified tax regime for very small businesses
The 2008 Budget proposes a simplified tax regime that will reduce paperwork related to income tax and VAT for small sole proprietors, partnerships and incorporated businesses.	Measures proposed to reduce paperwork and compliance costs

Tax compliance costs tend to be regressive for small businesses because of the fixed costs and systems needed to fulfil various requirements. Government proposes that a simplified, turnover-based tax system be implemented for businesses with a turnover up to R1 million per year. In addition, it is proposed to increase the compulsory VAT registration threshold to R1 million per year.

This turnover-based presumptive tax system will be elective. After joining the system, qualifying businesses will be required to remain in this system for a minimum of three years (provided they remain within the monetary threshold). However, once a business has elected to migrate out of the system, it will not be able to migrate back for a period of five years. To protect the personal income tax base, personal services rendered under employment-like conditions and professional services will be excluded from this tax system.

An elective, turnover-based presumptive tax is proposed

The turnover-based system is intended to reduce the tax compliance costs for very small businesses, and not necessarily their tax liability. This measure also supports the practice of regular recordkeeping in small businesses, which in time will migrate to the normal income tax system. Table 4.6 is a summary of the proposed simplified (presumptive) tax regime for small businesses. The rates and technical aspects will be refined after consultation.

Encouraging the practice of regular recordkeeping by small businesses
Table 4.6 Proposed presumptive tax for very small businesses
Turnover	Tax liability
0 – R100 000	0%
R100 001 – R300 000	2% of each R1 above R100 000
R300 001 – R500 000	R4 000 + 4% of the amount above R300 000
R500 001 – R750 000	R12 000 + 5.5% of the amount above R500 000
R750 001 – R1 000 000	R25 750 + 7.5% of the amount above R750 000

Access to equity finance by small and medium-sized businesses has been cited as one of the main challenges to the growth of this important sector of the economy. The private-equity industry in South	Access to venture capital by small and medium-sized businesses

2008 BUDGET REVIEW

Africa is well developed but the industry’s appetite for start-up, early stage and seed-capital type transactions is low.
Promoting high-growth, high-tech start-ups

To meet the challenge of access to venture capital for small and medium-sized enterprises, government proposes tax incentives for investors in qualifying small enterprises and start-ups. In general, the targeted enterprises are high growth and high-tech companies with an annual turnover of up to R14 million or gross assets of up to R7 million. For junior mining and exploration companies, a different threshold – gross assets of R30 million to R50 million – will be considered. The proposed tax incentives will target individual investors, corporate investors and venture capital funds.

Incentives for equity investments in junior mining exploration companies

It is proposed that general venture capital investments (non-mining) qualify for a 30 per cent up-front deduction, with annual deductions to be capped at R500 000 for individuals, R750 000 for corporations and R7.5 million for venture capital funds. Junior mining exploration investments would qualify for a 50 per cent upfront deduction, with annual deductions capped at R1 million for individuals and R10 million for corporations and venture capital funds. This incentive mechanism is also proposed in the place of the flow-through share incentive mechanism for junior mining exploration companies mentioned in the 2007 Budget Review.

Relief for individuals
Personal income tax relief
R7.2 billion in tax relief to compensate for wage inflation

Over the past six years substantial tax relief has been provided to individuals. This was achieved by raising the monetary values of the income tax brackets and adjusting the primary and secondary rebates. The 2008 Budget proposes direct tax relief to individual taxpayers amounting to R7.2 billion. This will compensate taxpayers for the impact of wage inflation, also known as “bracket creep”. Table 4.7 provides a summary of the 2008/09 income tax brackets and rates for individuals.

Taxpayers with an annual taxable income of up to R150 000 will receive 33.2 per cent of this relief, those with an annual taxable income between R150 001 and R250 000 receive 27.6 per cent, those between R250 001 and R500 000 receive 25.6 per cent and those with taxable income more than R500 000 per year receive 13.6 per cent of the proposed personal income tax relief.

Medical scheme contributions
Monthly medical caps are increased by more than 7 per cent

It is proposed that the monthly monetary caps for tax-free medical scheme contributions be increased with effect from 1 March 2008 from R530 to R570 (by 7.6 per cent) for each of the first two beneficiaries and from R320 to R345 (7.8 per cent) for each additional beneficiary. Measures to ensure more consistent reporting of contributions by employers will be considered.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

Table 4.7 Personal income tax rate and bracket adjustments, 2007/08 and 2008/09

Taxable income	2007/08 Rates of tax	Taxable income	2008/09 Rates of tax
R0 – R112 500	18% of each R1	R0 – R122 000	18% of each R1
R112 501 – R180 000	R20 250 + 25% of the amount above R112 500	R122 001 – R195 000	R21 960 + 25% of the amount above R122 000
R180 001 – R250 000	R37 125 + 30% of the amount above R180 000	R195 001 – R270 000	R40 210 + 30% of the amount above R195 000
R250 001 – R350 000	R58 125 + 35% of the amount above R250 000	R270 001 – R380 000	R62 710 + 35% of the amount above R270 000
R350 001 – R450 000	R93 125 + 38% of the amount above R350 000	R380 001 – R490 000	R101 210 + 38% of the amount above R380 000
R450 001 and above	R131 125 + 40% of the amount above R450 000	R490 001 and above	R143 010 + 40% of the amount above R490 000
Rebates		Rebates
Primary	R7 740	Primary	R8 280
Secondary	R4 680	Secondary	R5 040
Tax threshold		Tax threshold
Below age 65	R43 000	Below age 65	R46 000
Age 65 and over	R69 000	Age 65 and over	R74 000

Definition of disability

Disabled persons tend to incur additional medical and related expenses, and a full deduction for all medical expenses and other specified expenses is allowed for income tax purposes. However, the provisions contained in the Income Tax Act (1962) defining disabled persons are outdated. The definitions will be reviewed. Consideration will also be given to limiting the types of expenses that may be deducted where they do not reasonably relate to a disability.

Income tax provisions related to defining disability are outdated
Standard income tax on employees (SITE)

The “broken period” principle that forms part of the SITE system assumes that a SITE taxpayer will work for a full tax year. This can result in a taxpayer paying income tax, even though he or she may earn below the tax threshold for a given tax year. It is proposed that SITE payments should become refundable in such instances.

Bursaries for relatives of employees

As a rule, if an employer grants a bursary to the relative of an employee, that grant results in a taxable fringe benefit. However, for employees earning up to R60 000 per year, this fringe benefit, up to R3 000 per year, is tax-free. To facilitate employer-sponsored education and training of the dependants of low-and middle-income workers, it is proposed that this tax-free fringe benefit be increased to R10 000 per year for employees earning up to R100 000 per year.

Support for employer-sponsored education for low- and middle-income workers
Travelling allowances
The deemed cost tables for travelling allowances will be updated for inflation, including higher interest rates and fuel prices.

2008 BUDGET REVIEW

Savings
Tax-free interest, dividend income and capital gains
Higher thresholds encourage greater savings

To promote greater national savings, and in line with prior adjustments, government proposes to increase the interest and dividend income tax-free threshold for individuals under 65 years from R18 000 to R19 000, and for individuals 65 years and over from R26 000 to R27 500 per year. It is similarly proposed to increase the threshold for the tax-free income of foreign dividends and interest from R3 000 to R3 200 per year. In addition, it is proposed to increase the annual exclusion threshold for capital gains or losses from R15 000 to R16 000.

Retirement savings
Taxation of early retirement fund withdrawals to be simplified

Major reforms to social security and retirement savings are being studied (see Chapter 6). A number of interim reforms related to retirement savings will help facilitate this process. The taxation of lump sum payments on retirement was simplified during 2007. It is now proposed to also simplify the taxation of other withdrawals from retirement funds. It is also proposed that divorce settlement payments made by retirement funds will be taxable in the hands of the non-member spouse. In addition, consideration will be given to consolidating the various tax-relief related monetary thresholds and percentage contributions, by both employees and employers, towards the various retirement saving vehicles. An overall monetary cap to limit the tax benefits of such contributions will also be considered.

An electricity levy to support energy efficiency
Proposal for a 2 c/kWh tax on electricity

Recent electricity shortages suggest a need for interventions to support demand-side management while encouraging long-term protection of the environment. Government proposes to impose a 2 c/kWh tax on the sale of electricity generated from non-renewable sources, to be collected at source by the producers/generators of electricity. This measure will serve a dual purpose of helping to manage the current electricity supply shortages and protecting the environment. This measure is expected to raise about R4 billion per year.

Coal-based electricity generation accounts for a significant share of carbon dioxide emissions, contributing to global warming. The introduction of this tax will be complemented by incentives that encourage firms to behave in a more environmentally responsible manner. Tax incentives to encourage the uptake and development of renewable energy, such as accelerated depreciation allowances, are already in place and could be further enhanced.

Biodiversity conservation and management
Landowners to receive a deduction for preserving biodiversity on their land	The 2008 Budget proposes measures to encourage conservation of South Africa’s rich biodiversity. Tax reforms to encourage biodiversity conservation by private landowners will be considered.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

Landowners will receive an income tax deduction for preserving habitats and biodiversity on their land. The deduction will cover expenses incurred in developing and implementing an approved conservation management plan under either the National Biodiversity Act (2004) or the Protected Areas Act (2003). The deductions contemplated would be limited to income derived from the land.

The existing PBO framework will be reviewed for impediments to tax deductions for property donated to a PBO or parastatal conservation agency where that property is declared a nature reserve or national park under the Protected Areas Act (2003). A similar review will be conducted for estate duty, transfer duty, or donations tax exemptions for properties bequeathed, sold or donated to a PBO for declaration as a protected area under that act.

Value-added tax
Compulsory registration threshold

The introduction of the simplified tax package for very small businesses with an annual turnover below R1 million will provide scope to increase the compulsory VAT registration threshold. It is proposed that this threshold be increased from an annual turnover of R300 000 to R1 million.

Threshold for compulsory VAT registration increased to assist small businesses

It is also proposed to increase, from R1.2 million to R1.5 million, the thresholds applicable to farmers who submit VAT returns every six months and businesses that submit VAT returns every four months.

Customs and excise duties
Alcoholic beverages

Excise duties on alcoholic beverages will be increased in accordance with the policy decision to target a total tax burden (excise duties plus VAT) of 23, 33 and 43 per cent on wine, malt beer and spirits respectively. No increase in the excise duty on traditional beer is proposed. The proposed increases for the various alcoholic beverages vary between 7 and 11 per cent as indicated in Table 4.8.

Excise duties are increased in accordance with policy framework
Tobacco products

Excise duties on tobacco products will be increased in accordance with the policy decision to target a total excise burden (excise duties plus VAT) of 52 per cent for all categories of tobacco products. The proposed increases for the various tobacco products vary between 5.2 and 11.0 per cent.

2008 BUDGET REVIEW

Table 4.8 Changes in specific excise duties, 2008/09
	Current excise	Proposed excise	Percentage change
Product	duty rate	duty rate	Nominal	Real
Malt beer	R39.61 /l of absolute alcohol (67c / average 340ml can)	R42.38 /l of absolute alcohol (72c / average 340ml can)	7.0%	0.8%
Traditional beer	7.82 c/l	7.82 c/l	0.0%	-6.2%
Traditional beer powder	34.70 c/kg	34.70 c/kg	0.0%	-6.2%
Unfortified wine	R1.72 /l	R1.84 /l	7.3%	1.1%
Fortified wine	R3.17 /l	R3.40 /l	7.4%	1.2%
Sparkling wine	R5.12 /l	R5.63 /l	9.9%	3.7%
Ciders and alcoholic fruit beverages	R1.98 /l (67c / average 340ml can)	R2.12 /l (72c / average 340ml can)	7.0%	0.8%
Spirits	R61.01 /l of absolute alcohol (R19.67 /750ml bottle)	R67.72 /l of absolute alcohol (R21.84 /750ml bottle)	11.0%	4.8%
Cigarettes	R6.16 /20 cigarettes	R6.82 /20 cigarettes	10.8%	4.6%
Cigarette tobacco	R8.24 /50g	R8.67 /50g	5.2%	-1.0%
Pipe tobacco	R2.18 /25g	R2.30 /25g	5.3%	-0.9%
Cigars	R37.73 /23g	R39.72 /23g	5.3%	-0.9%

Ad valorem excise duties
The list of products subject to ad valorem excise duties will be further reviewed. A small list of products, mostly outdated technologies, will be eliminated from the list. See Annexure C.
Duty-free shops on arrival
Inbound duty-free shops will be investigated

In addition to duty-free shops at departure, many major international airports also operate such shops on arrival. The feasibility of duty-free shops on arrival at South Africa’s major international airports will be investigated.

Fuel levies
General fuel levy
General levy on fuel increases below the expected rate of inflation

Government has over the past few years limited increases in the general fuel levy to the expected annual inflation rate. It is proposed that the general fuel levy on petrol and diesel be increased by 6 c/l to 127 c/l and 111 c/l respectively with effect from 2 April 2008. This constitutes an increase of 5 per cent for petrol and 5.7 per cent for diesel respectively. Both these increases are below the expected inflation rate.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

The diesel fuel tax refund and biodiesel fuel tax rebate schemes are expressed in percentage terms and will adjust automatically to maintain the relative benefits for qualifying beneficiaries.

Cabinet endorsed the revised biofuels industrial strategy in November 2007. It approved an increase in the biodiesel fuel tax concession from 40 per cent to 50 per cent, and for bioethanol to remain outside the fuel tax net, but to remain subject to VAT at the standard rate.

Table 4.9 Total combined fuel levy on leaded petrol and diesel, 2006/07 – 2008/09
	2006/07		2007/08		2008/09
	93 Octane	Diesel	93 Octane	Diesel	93 Octane	Diesel
c / litre	petrol		petrol		petrol
General fuel levy	116.00	100.00	121.00	105.00	127.00	111.00
Road Accident Fund levy	36.50	36.50	41.50	41.50	46.50	46.50
Customs and excise levy	4.00	4.00	4.00	4.00	4.00	4.00
Equalisation fund levy	–	–	–	–	–	–
Illuminating paraffin marker	–	0.01	–	0.01	–	0.01
Total	156.50	140.51	166.50	150.51	177.50	161.51
Pump price: Gauteng (as in	550.00	517.80	561.00	542.10	750.00	732.30
February)[1]
Taxes as % of pump price	28.5%	27.1%	29.7%	27.8%	23.7%	22.1%
1. Diesel (0.05% sulphur) wholesale price (retail price not regulated).

Road Accident Fund levy

It is proposed to increase the Road Accident Fund (RAF) levy on petrol and diesel by 5 c/l from 41.5 c/l to 46.5 c/l. This adjustment will further seek to stabilise the financial position of the RAF. These increases will come into effect on 2 April 2008.

Public benefit organisations
Restrictions on PBOs
PBOs are required to conduct 85 per cent or more of their activities in South Africa. It is proposed that this restriction on PBOs be dropped.	PBO restrictions eased
Deductions for donations to PBOs

Currently deductions of donations under section 18A of the Income Tax Act (1962) are allowed to taxpayers only on assessment. To expand the potential pool of donors, accelerate the tax benefit to employees and reduce the number of refunds on assessment, it is proposed that employers be allowed to deduct donations by employees to section 18A organisations in determining employees’ tax payments.

Employers to be allowed to deduct certain employee donations to PBOs
Donations to multilateral humanitarian organisations

Multilateral humanitarian organisations offering developmental assistance in South Africa are exempt from income tax here. However, donations made to such organisations for activities that otherwise might qualify in terms of section 18A of the Income Tax Act are not deductible for income-tax purposes. The act requires that an organisation be registered in South Africa in order for donors to be able to deduct donations to such entities. Where it might be impractical for such organisations to register here, a legislative exception will be considered.

Deductions for foreign-registered PBOs to be considered on a case-by-case basis

2008 BUDGET REVIEW

Extending tax-exempt status to PBOs providing student loans

To support the activities of PBOs that provide bursaries and loans to needy students, it is proposed that the provision of student loans by PBOs should be included in the list of public benefit activities.

Cap for PBO-provided housing

The Income Tax Act makes provision for the tax exemption of PBOs that provide housing for the benefit of the poor. In order for a PBO to qualify for this concession, the legislation prescribes that the intended beneficiaries must have a maximum monthly household income of R3 500. It is proposed that this be increased to R7 000 per month.

Financing options for provincial and local government
Sharing of fuel levy between national, provincial and local government under consideration

Government is studying alternatives to replace the Regional Services Council and Joint Services Board levies, which were abolished from July 2006, and considering sustainable funding models for municipalities. One option under consideration is the sharing of revenue from the general fuel levy. A percentage of revenue from the general fuel levy will from 2009/10 accrue to category A and B municipalities. The share of each municipality will be based on fuel sales per municipality. In addition, as a possible alternative to the proposed provincial fuel levy, provinces will receive a share of the general fuel levy revenue based on the fuel sales per province. These revenues will be expressed in terms of cents per litre to ensure greater transparency and provide certainty. The national fiscus will receive the balance, about 20 per cent of the total revenue.

Tax reform measures under review
Tonnage tax
A discussion document on the proposed sea freight tonnage tax will be released at the end of February 2008.
Private equity transactions
Discussion document to be prepared on impact of private-equity deals on tax system

Private equity transactions can contribute to economic growth in various ways, for example by catapulting medium-sized businesses onto a larger stage or optimising the potential of larger businesses. However, some private equity deals, particularly highly leveraged buyouts, have the potential to undermine corporate governance and/or the tax system. The deductibility of interest payments in highly geared transactions and the tax treatment of management-carried interest (reward for fund managers in the form of shares/equity) will be investigated. Given the complexities involved, a discussion document will be developed to raise options and elicit public comment.

CHAPTER 4: REVENUE TRENDS AND TAX PROPOSALS

Protecting the tax base
With the continuing relaxation of exchange controls, complementary measures to protect the tax base from artificial outflows will be taken into account.
Supporting sustainable development

The National Treasury published a draft policy paper entitled A Framework for Considering Market-based Instruments to Support Environmental Fiscal Reform in South Africa for public comment in April 2006. The draft paper was well received. It focuses on how taxes, charges and incentives can support regulatory measures to promote environmental protection and biodiversity conservation.

Use of market-based instruments to support sustainable development
Emission charges and taxes

Over the past two years climate change has dominated the international environmental policy arena. The Stern Review Report on the Economics of Climate Change and reports by the United Nations-appointed International Panel on Climate Change highlight the importance of these matters. The reports recognise that climate change requires urgent action and identify a range of policy instruments that could be applied, including taxes and tradable permits, to address climate change. The National Treasury and the Department of Environmental Affairs and Tourism will explore the introduction of additional emission taxes and charges in 2009. The draft policy paper will serve as a guideline for evaluating such interventions.

Tax incentives for cleaner production technologies

There may be a case to provide incentives to businesses to encourage them to make use of cleaner production techniques. It may be possible to implement targeted tax incentives to encourage the uptake and/or development of “cleaner” competitive technologies.

Vehicle taxes

Reforms to the existing vehicle tax regime could be used to create incentives for the introduction of vehicles with reduced emissions and increased fuel efficiency. At the national level, reforms to existing vehicle ad valorem excise duties could play an important role, with environmental criteria incorporated into their design. One possibility is the inclusion of engine size as a proxy for the level of emissions and/or fuel consumption.

Review of vehicle taxes to address environmental concerns in transport sector
Measures to enhance tax and customs administration

Since its establishment by the South African Revenue Service Act (1997), SARS has changed and grown in response to national needs. Robust revenue collection and improved administration has seen SARS collect in excess of R3 trillion over its first decade. This allowed government to fund its economic and social programmes while at the same time offering income tax relief to individuals and companies to the value of R96 billion over the same period. Further improvements in SARS operations will be driven through the implementation of its modernisation agenda.

Ten years of the South African Revenue Service

2008 BUDGET REVIEW

Modernisation of tax administration
A record 3 million taxpayers met the deadline for manual submission of returns in 2007

As foreshadowed in the 2007 Budget Review, major changes were introduced in the income tax return process for 2007. Individual income tax returns were rationalised and simplified, the electronic filing facility expanded to handle all income tax returns, and risk management improved through statistical analysis and reliance on third-party data. As a result, a record 3 million taxpayers met the deadline for the manual submission of income tax returns. By the end of January 2008, more than 650 000 income tax returns had been submitted electronically – an increase of more than 1 500 per cent over 2006.

Further simplification of income tax return filing for individuals

SARS intends to build on this achievement by moving towards further simplification of classes of individual income tax returns in the medium term. As part of this process, the basis for charging and paying interest on assessed income tax will be reviewed.

International and domestic experience has shown that employers are the leading providers of the third-party information required to simplify income tax returns for their employees. Accordingly, steps will be taken to rationalise employees’ tax returns submitted by employers while improving the returns’ quality and timeliness.

Modernisation of customs administration
Strengthening and streamlining border protection

Increased trade requires a visible and effective enforcement capability. The Customs Border Control Unit was established in 2006 to provide an enforcement function. Many of its personnel are undergoing paramilitary and customs functional training for a pilot deployment at OR Tambo International Airport. Amendments to the Customs and Excise Act (1964) will be considered to further support customs enforcement at the border, while pilot projects will be created for the real-time electronic exchange of information with major trading partners. The first new-generation container scanner is undergoing testing in Durban and is scheduled to be brought into service shortly.

South Africa is a signatory to the Revised Kyoto Convention on the Simplification and Harmonisation of Customs Procedures, and further amendments to the Customs and Excise Act (1964) may be required to ensure the successful implementation of the General Annex to the Convention by the target date of 3 February 2009.

5

Asset and liability management

Government’s debt management policies have evolved from concentrating exclusively on financing the borrowing requirement to broader support for macroeconomic objectives.

This sound policy stance has cushioned South Africa from external shocks in an increasingly volatile international environment. Given recent disquiet in global markets and a higher current account deficit, policy remains focused on managing external vulnerability. Budget surpluses, a growing level of official reserves, and active management of domestic and foreign debt support continued stability. As at the end of January 2008, gross foreign exchange reserves stood at US$33.6 billion, up from US$25.9 billion a year earlier.

Debt management is directly supportive of stronger long-term economic growth. Declining public debt levels create space for greater borrowing on domestic and international markets by public enterprises to finance infrastructure development and capacity expansion. By March 2011, net government debt is projected to decline to 15.9 per cent of GDP, and the cost of servicing the debt to 1.9 per cent of GDP.

The National Treasury continues to work to improve the financial performance and operational efficiency of state-owned entities and development finance institutions.

Overview

The credit crisis that began with the collapse of the US subprime housing market has unsettled global financial markets and lowered prospects for international growth. While the domestic economic outlook remains favourable, growth is expected to moderate over the coming period. In addition, risks associated with the growing current account deficit, higher inflation and rising interest rates require some rebalancing to ensure sustainable growth over the long term.

South Africa’s growth prospects remain favourable, despite greater international uncertainty

2008 BUDGET REVIEW

Budget surplus and lower borrowing requirement maximise policy choices

The past several years of robust economic growth, together with prudent fiscal management, have resulted in South Africa enjoying a budget surplus. This lowers the government’s borrowing requirement, providing greater flexibility in policy choices. Government’s debt portfolio will be actively managed to minimise risks and external vulnerability in light of the high current account deficit.

Of a total gross borrowing requirement of R67.9 billion over the medium-term expenditure framework (MTEF), only R3.6 billion will be borrowed in international markets. Government does not plan to introduce any new domestic funding instruments during this period. To support the market, the volume of existing benchmark bonds will be increased, and opportunities to restructure the domestic debt portfolio through switches and buy-backs will be continued.

Net loan debt and debt service cost continue to decline

Over the medium term, government projects a net negative borrowing requirement of R42.1 billion, contributing to an increase in cash balances of R43.2 billion by March 2011. Surplus cash will be used to reduce the stock of debt and to achieve other macroeconomic objectives, such as further reducing external vulnerability. In addition, government’s net negative borrowing requirement creates space in the market for state-owned entities to finance a large portion of their infrastructure investment programmes. Government’s net loan debt will continue to decline from 22.3 per cent of GDP at the end of 2007/08 to 15.9 per cent of GDP at the end of 2010/11. Over the same period, the cost of servicing the debt will decline from 2.6 per cent to 1.9 per cent of GDP.

Positive revisions by Moody’s and Fitch in 2007

During 2007, Moody’s Investor Service and Fitch Ratings revised South Africa’s sovereign credit ratings from “stable” to “positive”. A key factor behind the revised outlook is the country’s reduced external vulnerability, due in large measure to the prudent fiscal stance, the accumulation of reserves and the active management of external debt.

The National Treasury has completed financial modelling of the state-owned entities and assessed their treasury operations. This will contribute to better financial oversight and ultimately improved performance of these institutions.

This chapter discusses the developments in the domestic and international debt markets, government’s debt portfolio, borrowing plans, contingent liabilities, credit risk and financial management of the state-owned enterprises.

Developments in South Africa’s debt markets
Domestic bond market
Bond yields were stable during first half of 2007

During the first half of 2007 government bond yields were fairly stable. Domestic government bonds were supported by a general shortage of liquid assets, cash flows resulting from redemptions, coupon payments and movements in the rand exchange rates.

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CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

Figure 5.1 Government bond yields, 2006 - 2008

From June 2006 to December 2007, the Reserve Bank increased the repo rate by a cumulative total of 400 basis points in response to inflationary pressures. As monetary policy tightened, bond yields increased, as shown in Figure 5.1. Between May and December 2007, the R196 (10%; 2009) bond yield increased by 328 basis points to 10.4 per cent and the R157 (13.5%; 2014/15/16) by 126 basis points to 8.6 per cent. Domestic bond yields were also influenced by global market volatility, which led to increased risk aversion.

As monetary policy tightened, bond yields increased

Inflation-linked bond yields generally trended lower during 2007, with demand for these bonds picking up in the light of the deteriorating inflation environment. Break-even inflation, which indicates projected inflation as measured by the difference in yields between the R153 (13%; 2009/10/11) fixed-income bond and the R189 (6.25%; 2013) inflation-linked bond, increased from 5.1 per cent in February to 6.6 per cent in December 2007.

Demand for inflation-linked bonds picked up during latter part of 2007
Figure 5.2 Bond Exchange of South Africa turnover, 1995 – 2007

2008 BUDGET REVIEW

Total domestic bond liquidity reaches R23.3 trillion

Turnover on the Bond Exchange of South Africa (BESA) grew from R11.4 trillion in 2006 to R13.8 trillion in 2007, as shown in Figure 5.2 – an increase of 21.1 per cent. In addition total nominal trades recorded outside South Africa amounted to R9.5 trillion in 2007, bringing total nominal trades in domestic bonds to R23.3 trillion. The ratio of turnover to the total value of bonds listed on BESA was 30:1, making South Africa’s market one of the most liquid in the world.

To date, the global credit crisis does not appear to have had a major impact on demand for South African bonds. After reaching an annual record high in 2006, net issuance in the corporate bond market slowed during 2007, as shown in Figure 5.3. The net issuance of corporate bonds declined from R76 billion in 2006 to R64 billion in 2007. In 2007 the net issuance of asset-backed securities accounted for about 46 per cent of total net issuance in the corporate bond market compared with 43 per cent in 2006. Total commercial paper funding declined from R14 billion in 2006 to R5 billion in 2007.

Figure 5.3 Net corporate bond issuance, 2001 – 2007

* Including commercial paper ** Including public corporations
Lower turnover in municipal bonds

No municipalities raised funds in the primary bond market during 2007. As a result, turnover in municipal bonds declined from R9 billion in 2006 to R3.2 billion in 2007. Several municipalities have, however, expressed interest in entering the municipal bond market.

R153 and R157 bonds constitute 69 per cent of market turnover

Table 5.1 reveals a continued increase in the liquidity levels (turnover ratios) in domestic bonds. Turnover in 2007 was heavily weighted towards the R153 and R157 bonds, representing 69 per cent of the total.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

Table 5.1 Turnover in domestic bonds, 2005 – 2007

Bond	2005	2006	2007
	Turnover ratio[1]
Fixed-income
R153 (13%; 2009/10/11)	32.1	49.1	63.1
R157 (13.5%; 2014/15/16)	25.2	41.9	59.0
R186 (10.5%; 2025/26/27)	10.8	15.0	16.6
R194 (10%; 2007/08/09)	18.8	27.4	–
R195 (10%; 2008)	–	–	6.5
R196 (10%; 2009)	–	–	6.1
R201 (8.75%; 2014)	7.7	7.7	13.9
R203 (8.25%; 2017)	16.1	12.9	14.6
R204 (8%; 2018)	17.8	18.5	22.2
R206 (7.5%; 2014)	8.5	22.2	14.1
R207 (7.25%; 2020)	6.4	17.3	16.9
R208 (6.75%; 2021)	–	18.3	27.5
R209 (6.25%; 2036)	–	25.0	26.6
Inflation-linked
R189 (6.25%; 2013)	0.6	1.3	1.8
R197 (5.5%; 2023)	0.8	1.0	1.9
R198 (3.8%; 2008)	8.1	3.1	3.3
R202 (3.45%; 2033)	1.8	2.6	1.9
R210 (2.6%; 2028)	–	–	3.3

1. The total turnover devided by the nominal outstanding issue of a bond.
Issuance in international capital markets

As part of actively managing its foreign debt portfolio, government entered into buy-back and exchange transactions that included the issuance of a US$1 billion loan that matures in 2022. These transactions resulted in a net buy-back of US$218 million. The new bond was issued at a spread of 120 basis points over the 10-year US Treasury bond due in 2017 and has a coupon of 5.875 per cent.

During 2007, transactions resulted in a net buy-back of US$218 million

In recent months global credit conditions have tightened significantly, and as a result, sovereign risk premiums have increased throughout developing economies. Table 5.2 shows South Africa’s foreign bond spreads.

Sovereign risk premiums have increased among developing economies

Figure 5.4 shows that the spread of the new 2022 bond is wider than at issue and has remained so since July 2007. Much of this widening can be attributed to the global credit crunch and the related decline in US Treasury yields.

2008 BUDGET REVIEW

Table 5.2 Performance of foreign bonds, [1] 2007
Bond	Coupon	Issue date	Maturity	Issue	Average
			date	spread	spread for
					2007
Million	%			bps[2]	bps[2]
United States dollar
612	9.125	May 1999	May 2009	362/275[3]	78
1 000	7.375	April 2002	April 2012	240	104
1 000	6.500	June 2004	June 2014	195	106
141	8.500	June 1997	June 2017	183	101
1 000	5.875	May 2007	May 2022	120	144[4]
Euro
328	7.000	April 2001	April 2008	272	37
1 250	5.250	May 2003	May 2013	142	77
750	4.500	April 2006	April 2016	81	84

1.       Excluding two yen-bonds, since these bonds are held by buy-and-hold investors and are therefore not trading.

2.      Spread (percentages) are quoted relative to underlying international benchmark bonds. One basis point (bp) is 0.01 (1/100 th ) of a per cent.

3.      This bond was issued at 362 bps over the US Treasury bond in 1999 and was reopened in 2000 at a spread of 275 bps over the US Treasury.

4.      Average spread since May 2007.

	Figure 5.4	Performance of US$1 billion 2022 RSA global bond, July 2007 – January 2008

Significant increase in demand for foreign rand-denominated issues

Activity in the Eurorand and Uridashi[1] markets picked up dramatically during 2007. In 2007 net issuance in the Eurorand bonds amounted to R15.2 billion compared to R5.5 billion in 2006, while there was a net R12.9 billion issued in the Uridashi market in 2007 compared to R5.2 billion in 2006. This can be attributed to a relatively stable macroeconomic environment and a higher interest rate differential.

_____________________ [1] The Eurorand and Uridashi are foreign bonds issued in rands.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

Borrowing requirement

Government borrows to meet its net borrowing requirement – the sum of the main budget balance, extraordinary receipts and extraordinary payments – and to refinance maturing debt.

Table 5.3 sets out the borrowing requirement for 2006/07, a revised estimate for 2007/08 and estimates for the period ahead. Over the medium term, government’s total net borrowing requirement is negative R42.1 billion, meaning a decline in government’s net loan debt.

R42.1 billion negative net borrowing requirement over medium term

Table 5.3 Net borrowing requirement, 2006/07 – 2010/11
	2006/07	2007/08		2008/09	2009/10	2010/11
R million	Outcome	Budget	Revised	Medium-term estimates
Budget balance[1]	-11 008	-10 728	-15 846	-14 257	-11 282	-14 286
Extraordinary receipts	-3 438	-1 250	-1 837	-850	-850	-600
Premiums on loan transactions [2]	-909	-1 000	-260	-600	-600	-600
Special dividends	-1 496	–	-1 035	–	–	–
Agricultural debt account surrender	-200	-250	-250	-250	-250	–
Foreign exchange amnesty proceeds	-365	–	–	–	–	–
Profits on GFECRA [3]	–	–	-290	–	–	–
Lebowa Minerals Trust abolition	-467	–	–	–	–	–
Other	-2	–	-2	–	–	–
Extraordinary payments	4 214	400	771	–	–	–
Premiums on loan transactions [2]	422	–	677	–	–	–
Defrayal of GFECRA losses [3]	–	–	74	–	–	–
Saambou Bank liability	3 778	400	–	–	–	–
Losses on conversion of foreign loans	8	–	20	–	–	–
Other	7	–	–	–	–	–
Net borrowing requirement	-10 232	-11 578	-16 912	-15 107	-12 132	-14 886
1.	A negative number reflects a surplus and a positive number a deficit.
2.	Premiums received or incurred on loan issues, bond switch and buy-back transactions.
3.	Realised profits/losses on the Gold and Foreign Exchange Contingency Reserve Account.

Extraordinary receipts

In 2007/08, R1.3 billion was provided for extraordinary receipts. This was composed of premiums of R1 billion on bonds issued to finance the borrowing requirement and the transfer of R250 million to the National Revenue Fund from the agricultural debt account held at the Corporation for Public Deposits.

R1.8 billion provided for extraordinary receipts in 2007/08

These receipts are expected to increase due to a special dividend of R1 billion from Telkom and profits of R290 million on the Gold and Foreign Exchange Contingency Reserve Account (GFECRA) for 2005/06. However, these amounts will be partly offset by R740 million in lower premiums on new loan issues due to an increase in interest rates, bringing the total to R1.8 billion.

From 2008/09 to 2010/11, provision is made for premiums on bond issues of R600 million a year. Over the same period, transfers from the agricultural debt account will amount to R500 million.

2008 BUDGET REVIEW

Extraordinary payments
Extraordinary payments of R771 million in 2007/08

Extraordinary payments in 2007/08 amount to R771 million. This represents premiums paid on foreign debt liability management transactions (R697 million) and losses on the GFECRA during 2006/07 (R74 million). The R400 million provided for the settlement of the remaining liability relating to Saambou Bank will be paid out of the higher-than-anticipated positive balance in the curator’s operational account.

Financing the borrowing requirement
Government’s net borrowing requirement is financed through domestic short- and long-term loans, foreign loans and changes in cash balances.
Table 5.4 provides information on the funding of government’s net borrowing requirement for 2006/07, revised estimates for 2007/08 and projections for 2008/09 to 2010/11.

Table 5.4 Financing of net borrowing requirement,[1] 2006/07 – 2010/11
	2006/07	2007/08		2008/09	2009/10	2010/11
R million	Outcome	Budget	Revised		Medium-term estimates
Domestic short-term loans (net)	5 334	5 750	5 750	5 750	5 750	6 000
Treasury bills	5 400	6 000	6 000	6 000	6 000	6 000
Corporation for Public Deposits	-66	-250	-250	-250	-250	–
Domestic long-term loans (net)	892	-9 019	-4 001	5 309	-3 978	-3 911
Market loans	36 938	24 000	25 306	30 000	30 000	30 000
Redemptions	-35 829	-33 019	-29 307	-24 691	-33 978	-33 911
Buy-backs	-218	–	–	–	–	–
Foreign loans (net)	182	-2 587	-3 471	-3 496	-7 645	-2 671
Market loans	5 509	–	–	–	–	–
Arms procurement loan agreements	3 690	3 533	3 691	2 614	438	532
World Bank loans [2]	–	–	20	–	–	–
Redemptions (including revaluation	-7 126	-6 120	-5 614	-6 110	-8 083	-3 203
of loans)
Buy-backs	-1 891	–	-1 568	–	–	–
Change in cash and other balances[3]	-16 640	-5 723	-15 190	-22 670	-6 259	-14 304
Opening balance	58 675	75 628	79 915	95 105	117 775	124 034
Cash balance	58 187	74 128	75 315	95 105	117 775	124 034
Surrenders/late requests	3 685	1 500	4 600	–	–	–
Cash flow adjustment [4]	-3 197	–	–	–	–	–
Closing balance	-75 315	-81 351	-95 105	-117 775	-124 034	-138 339
Sterilisation deposits [5]	-45 667	-48 594	-62 075	-65 806	-70 830	-77 401
Operational cash	-29 648	-32 757	-33 030	-51 969	-53 204	-60 938
Total	-10 232	-11 578	-16 912	-15 107	-12 132	-14 886
1.	Full details are reflected in Table 1 of Annexure B.
2.	Loans to provide financial and technical support for the municipal financial management project.
3.	A negative change indicates an increase in cash balances.
4.	Represents a reconciliation of actual revenue and actual expenditure against National Revenue Fund flows.
5.	Deposits made with the Reserve Bank to regulate internal monetary conditions as provided for in Section 71(e) of the PFMA.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

The net borrowing requirement excludes loan redemptions, which also need to be financed. Scheduled loan redemptions for 2006/07 and 2007/08 and medium-term estimates are set out in Table 5.5. Loan redemptions in 2007/08 amount to R36.5 billion. This is R2.7 billion lower than provided for, mainly due to domestic bond switch auctions of R3.9 billion and a net foreign debt buy-back of R1.6 billion.

For 2008/09, loan redemptions of R30.8 billion are anticipated, rising to R37.1 billion in 2010/11. Active debt management transactions could decrease redemptions over the medium term.	Projected redemptions of R30.8 billion in 2008/09

Table 5.5 Loan redemptions, 2006/07 – 2010/11
	2006/07	2007/08		2008/09	2009/10	2010/11
R million	Outcome	Budget	Revised	Medium-term estimates
Domestic loans	36 047	33 019	29 307	24 691	33 978	33 911
Foreign loans[1]	9 017	6 120	7 182	6 110	8 082	3 203
Principal	7 256	5 647	5 244	4 264	7 419	2 235
Revaluation	1 761	472	1 938	1 846	663	968
Total	45 064	39 139	36 489	30 801	42 061	37 114
Excludes: Source bonds in domestic switch auctions	–	–	3 945	–	–	–

1.	Includes the net amount of buy-backs.

The funding strategy is underpinned by market-risk considerations, taking into account interest rates, liquidity, refinancing, inflation and currency fluctuations. These risk factors are managed by determining an optimal mix between fixed and non-fixed rate debt, and managing the level and composition of debt.

Domestic short-term loans

Short-term borrowing consists of marketable Treasury bill issuance and borrowing from the Corporation for Public Deposits. To date, Treasury bills with maturities of 3, 6, and 9 months have been issued.

In 2007/08 Treasury bills increased by a net R6 billion. The same annual net increase is provided for over the next three years. Treasury bills were issued at an average yield of 9.4 per cent in 2007/08.

Borrowing from the Corporation for Public Deposits will decrease by R250 million in 2007/08, and by R500 million over the first two years of the MTEF. Money borrowed from the Corporation for Public Deposits for bridging finance purposes and to sterilise the money market impact of flows on government’s accounts with the Reserve Bank varies during the course of the year.

Borrowing from the Corporation for Public Deposits will decrease by R250 million in 2007/08
Domestic long-term loans

Domestic long-term loans consist of fixed-income bonds, inflation-linked bonds, floating rate notes and retail bonds. The 2007/08 domestic long-term loan issuance amounts to R25.3 billion, which is R4 billion lower than loan redemptions.

A net negative supply of R4 billion in government bonds in 2007/08
Table 5.6 provides a breakdown of the R20.8 billion in government bonds issued in 2007/08 up to 31 January 2008. Fixed-income bonds remain the major source of financing.

In 2007/08 fixed-income bonds were issued in maturities ranging from 2014 to 2036. Issuance was concentrated on the medium- to long-term maturity bonds, with 48 per cent in the 10 to 19 years maturity area.

2008 BUDGET REVIEW

The ultra-long R209 (6.25%; 2036) bond made up 21 per cent of total fixed-income bond issuance. Of the total amount of fixed-income bonds issued, primary dealers took up R769 million or 4.2 per cent under a non-competitive auction facility.

Table 5.6 Domestic long-term market loan issuance, 2007/08
As of 31 January 2008	Cash	Average	Nominal
	value	yield	outstanding
R million		%
Fixed-income	17 401	8.01
R186 (10.5%; 2025/26/27)	500	7.29	39 025
R201 (8.75%; 2014)	1 339	8.53	36 928
R203 (8.25%; 2017)	1 674	8.10	22 289
R204 (8%; 2018)	3 093	7.96	23 499
R206 (7.5%; 2014)	2 164	8.22	12 022
R207 (7.25%; 2020)	3 016	8.02	15 308
R208 (6.75%; 2021)	1 747	8.02	4 198
R209 (6.25%; 2036)	3 654	7.75	9 448
Retail	214	8.91	1 355
Inflation-linked	3 432	2.64
R189 (6.25%;2013)	604	2.81	25 938
R197 (5.5%; 2023)	1 006	2.70	23 814
R202 (3.45%; 2033)	1 273	2.51	10 036
R210 (2.6%; 2028)	548	2.67	2 658
Retail	1	2.84	1
Total	20 833

Reverse repurchase transactions of R13.2 billion

A total amount of R3.4 billion was issued in inflation-linked bonds, with 53.1 per cent concentrated in the longer maturity R210 (2.6%; 2028) and R202 (3.45%; 2033) bonds. The new R210 bond was well received by the market. To enhance efficiency in the primary and secondary inflation-linked bond market, reverse repurchase facilities with 7-, 14- and 28-day maturities were transacted mostly in the R189 (6.25%; 2013) bond. Transactions to the value of R13.2 billion were entered into as of 31 January 2008.

As shown in Table 5.4, net domestic long-term loan issuance in 2008/09 will be R5.3 billion. Over the next two years, domestic long-term loan redemptions will on average exceed new loan issues by R3.9 billion. In 2008/09 issuance will be in the existing bonds. The issuance strategy will be in line with government’s support for a well-functioning financial market.

New retail bond sales channel to be launched	Issuance of 2-, 3- and 5-year fixed-income and 3-, 5- and 10-year inflation-linked retail bonds will continue in 2008/09. A new sales channel will be launched.

Switch auctions in inflation-linked bonds were conducted in 2007/08. An amount of R3.9 billion of the R198 inflation-linked bond was switched. Against a background of a relatively low supply of bonds by government, switches helped build the volume of inflation-linked benchmark bonds.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

To facilitate the settlement risk in the capital market, government provides the primary dealers in benchmark government bonds with an overnight repurchase facility at zero per cent. As of 31 December 2007, repurchase transactions of R3.2 billion were entered into, mainly in the R153 and R157 bonds.

Foreign loans

Over the MTEF, foreign loan redemptions total R13.8 billion more than new loans. Given the low borrowing requirement and government’s ability to finance its total borrowing requirement in the domestic market, no new foreign capital market loans are planned to finance the medium-term borrowing requirement. However, government will maintain its presence in the international capital markets.

Foreign loan redemptions total R13.8 billion more than new loans over MTEF
In 2007/08, a new US$1 billion 2022 maturity bond was issued as part of a foreign debt liability management transaction, resulting in a net buy-back of US$218 million, equivalent to R1.6 billion.

Reducing short-term foreign debt

As part of reducing external vulnerability, the National Treasury has worked to reduce short-term foreign debt. Consequently, government launched a bond buy-back offer and exchange in May 2007. This was structured as a “waterfall” package – in other words, a structure in which tendered bonds are accepted in order of priority, which in this case meant targeting the short-term bonds first, along with the highly illiquid 2017 bond.

Holders of Euro-denominated bonds were given the option of tendering for cash, while holders of US dollar-denominated bonds had the option to tender for cash or exchange existing bonds for new bonds due to mature in 2022. At the time of closing the book, there had been a total of US$2.8 billion in orders for exchanges and buy-backs.

Final order book for the exchange/buy-back offer
RSA foreign bonds	Buy-back	Exchange	Cumulative
Million			total in US$
US$ 2009	411	477	888
EUR 2008	172	–	1 121
US$ 2017	18	78	1 218
Total book US$ 3.4 billion

By 2007/08, government will have made total drawdowns of R27.7 billion, or 87.1 per cent of the total drawdowns in terms of the international arms procurement loan agreements. Drawdowns on these loans over the next three years total R3.6 billion. During 2007/08 government drew R20 million on a World Bank loan facility to provide financial and technical support for the municipal financial management project.

Total arms procurement drawdowns of R27.7 billion

2008 BUDGET REVIEW

Managing external vulnerability [1]

With greater instability in global financial markets and a widening current account deficit, managing external vulnerability remains a priority. In recent years the external vulnerability indicator has declined sharply, from 156 in 2003 to 98 in 2007, as a combined result of foreign debt buy-backs and the accumulation of foreign exchange reserves.

Official reserves increased to US$33 billion in 2007 from US$25.6 billion in 2006, and foreign outstanding loans decreased by US$218 million in 2007 as a result of buy-backs. The Reserve Bank also prepaid US$1 billion of its syndicated loan.

External vulnerability trend, 1998 - 2007

1. External vulnerability is defined as the current account deficit plus short-term foreign currency denominated debt (including long-term debt maturing within 12 months), divided by gross official reserves.

Dialogue with investors
Government is strengthening relationships with foreign and domestic investors

Strengthening investor relations remains a key strategic intervention in the foreign and domestic markets. In 2007/08, the National Treasury conducted road shows for investors, setting out government’s macroeconomic policy, debt management strategy and financing plans.

Cash balances

Government’s total cash includes deposits held by the Reserve Bank and commercial banks. The Reserve Bank uses the deposits that it holds to “sterilise” the excess cash created in the money market when purchasing official reserves. Operational cash available to finance government’s borrowing requirement is invested mainly with the commercial banks in line with credit risk principles.

Sterilisation deposits of R62.1 billion by the end of 2007/08

Sterilisation deposits with the Reserve Bank in 2007/08 are estimated to increase by R16.4 billion, from R45.7 billion to R62.1 billion, as a result of new sterilisation deposits of R13 billion and capitalised interest of R3.4 billion.

Over the MTEF, cash balances are projected to increase by R43.2 billion. The higher balances will be used to meet government’s future cash requirements.
The losses and profits on the foreign exchange activities of the Reserve Bank are accounted for on the GFECRA. The balance on this

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

account is split into transactions with a cash flow and a non-cash flow impact. Valuation gains and losses increased to a net R47.6 billion as of 31 January 2008, R21 billion higher than a year earlier. In 2007/08 a net cash flow profit of R216 million for 2005/06 and 2006/07 was transferred to the National Revenue Fund.

Government’s debt portfolio
Total debt

Net loan debt consists of total domestic and foreign debt less the balances of the National Revenue Fund. Debt is affected by the net borrowing requirement, currency fluctuations and changes in cash balances.

In 2007/08, net loan debt is expected to decline by R20.7 billion to R456.1 billion, mainly due to increases in cash balances. This decline is projected to continue, resulting in net loan debt of R438 billion in 2010/11.

Net loan debt continues to decline over the MTEF, reaching R438 billion in 2010/11

Table 5.7 Total government debt, 2004/05 – 2010/11
End of period	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
R billion		Outcome		Estimate	Medium-term estimates
Domestic debt	432.4	461.8	469.5	472.8	485.5	488.6	491.7
Foreign debt[1]	69.4	66.8	82.6	78.4	81.9	79.9	84.6
Gross loan debt	501.8	528.6	552.1	551.2	567.4	568.5	576.3
Less: National Revenue Fund bank	-30.9	-58.2	-75.3	-95.1	-117.8	-124.0	-138.3
balances
Net loan debt[2]	470.9	470.4	476.8	456.1	449.6	444.5	438.0
As percentage of GDP :
Net loan debt	33.0	29.7	26.4	22.3	19.7	17.7	15.9
Foreign debt	4.9	4.2	4.6	3.8	3.6	3.2	3.1
As percentage of gross loan debt:
Foreign debt	13.8	12.6	15.0	14.2	14.4	14.1	14.7

1.	Estimates are based on National Treasury's projections of exchange rates.
2.	Net loan debt is calculated with due account of the bank balances of the National Revenue Fund (balances of government’s accounts with the Reserve Bank and commercial banks).

As a percentage of GDP, net loan debt will decline to a projected 22.3 per cent at the end of 2007/08 from 26.4 per cent at the end of 2006/07. By 2010/11, net loan debt is expected to reach 15.9 per cent.

Government’s foreign debt as a percentage of GDP is estimated to decline to 3.1 per cent over the same period. Foreign debt as a percentage of gross loan debt will average 14.4 per cent over the MTEF. This is well below the risk benchmark range of 20-25 per cent. South Africa’s debt ratios compare favourably with those of its emerging-market peers (as shown in positive sovereign credit ratings) and some Organisation for Economic Cooperation and Development member countries.

A comprehensive presentation of government debt since 1983/84 is provided in Table 8 of Annexure B.

2008 BUDGET REVIEW

Maturity and composition of government debt
Average maturity of domestic bonds has declined to 8 years

Table 5.8 sets out the average maturity and duration of domestic marketable bonds. The average maturity has declined from 8.4 years in 2006/07 to 8 years in 2007/08. The weighted average term (duration) of interest and redemption cash flows has decreased from 5.4 years for 2006/07 to 5.1 years for 2007/08. This can be ascribed to the increase in interest rates. Government does not target a specific duration range, but an optimal debt portfolio.

Table 5.8 Maturity distribution of domestic marketable bonds, 2005/06 – 2007/08
Years to maturity	2005/06	2006/07	2007/08 Estimates
Percentage of total	Portfolio[1]		Funding[2]	Portfolio[1]
0 – 3	21.9	21.7	–	28.4
3 – 7	25.2	24.7	18.2	29.7
7 – 10	24.1	23.6	8.8	14.8
10 – 19	18.8	20.8	44.6	20.1
Longer than 19	10.0	9.2	28.4	7.0
Years
Average duration[3]	5.3	5.4	8.5	5.1
Average maturity	8.1	8.4	15.1	8.0

1. The total bond portfolio as of the end of the period. 2. Bond issuances for the fiscal year. 3. The weighted average term (duration) of interest and redemption cash flows.
Table 5.9 shows the composition of domestic debt, categorised by various funding instruments.

Table 5.9 Composition of domestic debt by instrument, 2004/05 – 2007/08
End of period	2004/05	2005/06	2006/07	2007/08
R billion		Outcome		Estimate
Bonds	395.8	419.4	421.9	419.6
Fixed-income	338.7	349.2	351.5	352.2
Floating rate	8.8	11.4	4.8	4.8
Zero coupon	2.3	2.2	2.1	2.1
Inflation-linked	44.7	54.8	62.0	59.2
Retail	1.3	1.8	1.5	1.3
Treasury bills	36.1	41.9	47.1	52.9
Shorter than 91-days [1]	1.6	1.4	1.3	1.1
91-days	29.3	28.0	29.7	31.6
182-days	5.2	7.8	9.0	10.4
273-days	–	4.7	7.1	9.8
Other[2]	0.5	0.5	0.5	0.3
Total	432.4	461.8	469.5	472.8

1. Mainly 1-day bills issued to the Corporation for Public Deposits. 2. Loan levies, former regional authorities and Namibian debt.

For purposes of risk management, the domestic debt portfolio is classified as fixed and non-fixed debt. At the end of 2007/08, the ratio of fixed to non-fixed debt is projected at 75:25 against a risk benchmark of 70:30.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

Figure 5.5 shows that the foreign debt portfolio is concentrated in Euro- and US dollar-denominated instruments, which account for 86.2 per cent of the total foreign debt.	Dollar- and Euro-based debt is up, and yen-based debt is down

Figure 5.5 Currency composition of foreign debt, 2006/07 and 2007/08

Contingent liabilities

Contingent liabilities of R184.7 billion as of 31 March 2007 are summarised in Table 5.10. The increase of R24.7 billion since 2005/06 is mainly due to a new actuarial valuation of the post retirement medical aid assistance to government employees. Net loan debt and contingent liabilities as a percentage of GDP amount to 36.6 per cent, which is in line with the National Treasury’s risk management guideline of 50 per cent of GDP.

Debt and contingent liability are well below the risk management guideline

Table 5.10 Composition of contingent liabilities, 2004/05 – 2006/07
End of period	2004/05	2005/06	2006/07
R billion
Guarantees	74.1	67.9	67.8
Domestic	55.4	49.8	49.1
Foreign	18.7	18.1	18.7
Post-retirement medical assistance[1]	37.0	37.0	56.0
Road Accident Fund[1]	20.1	21.4	23.9
Government pension funds[1]	9.8	12.8	12.8
Claims against government departments	6.0	9.1	11.0
Export Credit Insurance Corporation	8.7	7.2	10.9
Unemployment Insurance Fund[1]	2.3	2.3	2.0
SASRIA reinsurance cover	1.0	1.0	–
Other[2]	2.1	1.3	0.3
Total	161.1	160.0	184.7

1.        The Road Accident Fund, post-retirement medical assistance to government employees, government pension funds and Unemployment Insurance Fund are subject to actuarial valuation periods varying from one year to four years.

2.       Represents a liability to Reserve Bank in respect of old coinage in circulation and other unconfirmed balances by departments.

2008 BUDGET REVIEW

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

Figure 5.6 shows the sectoral classification of government guarantees, which provide surety for state-owned entities borrowing. Guarantees in the transport, water and development finance sectors account for 89.9 per cent of total guarantees.

Figure 5.6 Sectoral classification of guarantees, 2006/07

Government’s guarantee exposure increased by R1 billion in 2007/08

Government’s guarantee exposure in 2007/08 increased by R1 billion, mainly as a result of further drawdowns on existing loans by Transnet and SA National Road Agency. Guarantee fees of R40.9 million were received from state-owned entities in 2007/08. Details of government’s guarantee commitments from 2003/04 to 2006/07 are set out in Table 9 of Annexure B.

State debt cost
The volume of debt, new borrowing requirements, interest rates and the value of the currency influence the cost of state debt. Table 5.11 summarises trends and projections to 2010/11.

Table 5.11 State debt cost, 2006/07 – 2010/11
	2006/07	2007/08		2008/09	2009/10	2010/11
R million	Outcome	Budget	Revised	Medium-term estimates
Domestic	47 672	48 052	48 123	46 637	46 765	46 814
Foreign	4 520	4 864	4 706	4 599	4 360	4 342
State debt cost	52 192	52 916	52 829	51 236	51 125	51 156
State debt cost as percentage of :
GDP	2.9	2.7	2.6	2.2	2.0	1.9
GDP-accrual[1]	3.1	2.9	2.7	2.4	2.2	2.0
Revenue	10.8	9.7	9.5	8.2	7.4	6.7
1.	State debt cost adjusted for the amortisation of discount on bond issues and expressed as a percentage of GDP.

In 2007/08, state debt cost is estimated to be R87 million lower than the budgeted amount of R52.9 billion, due to a stronger-than-budgeted currency and the positive effect of the foreign debt liability management transactions. State debt cost will average R51.2 billion over the next three years.

CHAPTER 5: ASSET AND LIABILITY MANAGEMENT

Figure 5.7 State debt cost, 1997/98 – 2010/11

State debt cost as a percentage of GDP is projected to decline from 2.6 per cent in 2007/08 to 1.9 per cent in 2010/11. Measured as a percentage of revenue and expenditure, debt service cost will decline to 6.7 per cent and 6.9 per cent by 2010/11, respectively.

Debt service costs continue to fall
State-owned entities

State-owned entities and development finance institutions (DFIs)[2] play an important role in supporting economic growth and development, job creation and poverty reduction. In addition to measures to improve the performance of these entities, government has undertaken a number of restructuring and capitalisation initiatives.

Government is taking steps to improve the performance of state-owned entities
Infrastructure investment plans

Government’s improved fiscal position creates the space for state-owned entities and the private sector to increase their borrowing, without placing undue pressure on capital markets and interest rates.

Capital investment by the state-owned entities is a mainstay of government’s infrastructure investment programme, which aims to increase the productive capacity of the economy, supporting accelerated growth and job creation in the years ahead. The bulk of financing requirements can be obtained in the capital markets.

Bulk of capital for infrastructure investment can be sourced in the markets

In specific cases, government will also make a contribution to the investment needs of these entities. Government will provide Eskom with finance of up to R60 billion on terms structured to assist in meeting medium-term cash requirements. An estimated R20 billion of this will flow during the MTEF period, provided for in the contingency reserve.

______________

[2]          The DFIs are the Development Bank of Southern Africa, the Industrial Development Corporation, the Land Bank, the National Housing Finance Corporation, Khula Enterprise Finance, the National Empowerment Fund, the Independent Development Trust, the Umsombovu Youth Fund, the National Urban Reconstruction and Housing Agency, the Rural Housing Loan Fund, the Micro Agricultural Financial Institute of South Africa and the South African Micro-finance Apex Fund.

2008 BUDGET REVIEW

As shown in Table 5.12, the state-owned entities have increased their estimated capital investment plans from R313.4 billion (2007/08 to 2011/12) to R494.5 billion (2008/09 to 2012/13). The principal investments are made to strengthen energy and transport. Over the next five years the main investments are:

• Eskom’s provisional capital investment plans, estimated at R342.9 billion, of which 74% is earmarked for electricity generation
• Transnet’s provisional capital investment plans, estimated at R78 billion, most of which is to be invested in rail infrastructure and rolling stock.
Government and the state-owned entities are reviewing these provisional capital investment figures to ensure that the financial sustainability of the relevant entities is not jeopardised.

Table 5.12 Provisional capital investment plans by state-owned entities, 2008/09 – 2012/13[1]
R billion	2008/09	2009/10	2010/11	2011/12	2012/13	Total
Capex	82.5	124.2	115.9	95.4	76.5	494.5
Of which :
Eskom	46.9	80.8	79.7	70.3	65.2	342.9
Transnet	16.9	21.5	17.5	12.7	9.4	78.0
1.	These provisional figures will be reviewed.

Improving financial performance
New financial model for all state-owned entities will improve performance

During 2006/07 the National Treasury completed an integrated strategic financial model for all state-owned entities listed under Schedule 2 of the PFMA. The model will be used to monitor financial performance and manage financial risks.

Government has also developed a capital structure and dividend policy. This is particularly important in the light of large capital investment programmes under way at a number of state-owned entities. The integrated strategic financial model will aid in setting realistic capital structure targets and assessing funding alternatives.

A best-practice template for benchmarking treasury operations has been developed

The National Treasury has also developed a best-practice template for benchmarking treasury operations, and 15 state-owned entities have been reviewed against this benchmark. Reports and recommendations have been issued to each respective entity. Monitoring the execution of these recommendations will enhance overall treasury standards.

Together with other government departments, the National Treasury is completing a review of the DFIs. The main objective of the review is to ensure that these institutions use economic resources more effectively and efficiently in support of government’s social and economic policy objectives, minimising wasteful competition and overlap with the private sector.

6

Social security

Strong growth in social assistance grants expenditure has contributed significantly to poverty reduction and broadening income security over the past decade. Progressive extension of the social security net will continue over the period ahead, including a phased equalisation of the old age grant qualification age for men and women, higher means test thresholds and an extension of the child support grant to the age of 15 in 2009. Strengthening of the South African Social Security Agency and consolidation of benefit payment arrangements are also in progress.

The introduction of new administration systems at the Unemployment Insurance Fund has significantly improved service delivery, both in terms of contributor enrolment and benefit disbursement. Similar systems re-engineering is under way for the Compensation Fund.

In March 2008, Statistics South Africa will introduce an official poverty line index pilot, complementing its contribution to monitoring living standards through household surveys.

The social security and retirement reform process is coordinated by a government task team. Consultation on draft reform proposals flowing from this process will continue in 2008.

Poverty reduction and social protection

Towards comprehensive social security

Expansion of the social assistance safety net has been prioritised over the past decade, and the number of beneficiaries has increased from fewer than 3 million in 1997 to an expected 12.4 million in April 2008. Consolidated expenditure on welfare and social security has increased from R23.6 billion in 1997/98 (3.4 per cent of GDP) to a projected R105.2 billion in 2008/09 (4.6 per cent of GDP).

More than 12 million South Africans are now benefiting from social assistance

2008 BUDGET REVIEW

Broadening social security is central to government’s anti-poverty strategy	Alongside the challenges of job creation and improving the earnings of low-income workers, broadening social security provision is central to government’s anti-poverty strategy.
Old age pension grant qualifying age to be equalised

An initial step in the social security reform process will be the phased equalisation of the qualifying age for old age grants to 60 years for both men and women by 2010/11, together with reform of the social assistance means tests. In 2009 the child support grant will be extended to age 15, following a review of conditions to be attached to the grant to be conducted in 2008. Also under consideration are options for extending and improving unemployment insurance. Progress has been made towards agreement on design options for a basic social security contribution and standard benefits, while further research and consultation is required on institutional arrangements and governance, and the design and regulatory reform proposals for private retirement funding arrangements.

Social security reforms should help to strengthen labour market participation

The reforms should support employment creation by strengthening participation in the labour market. Links between social security reform and employment, and the possible design and impact of a wage subsidy implemented through the PAYE system, have been explored. The tax treatment of retirement fund withdrawals is being revised (see Chapter 4), and options for further reform of the taxation of retirement savings contributions and benefits are under review.

Household income and living standards
Poverty reduction comprises wide range of policy interventions

Under the leadership of the Policy Coordination and Advisory Service in the Presidency, South Africa’s anti-poverty strategy comprises several interconnected initiatives. Job creation and interventions focused on the informal economy, education and skills development, housing and basic services, land redistribution and rural development all contribute to broadening opportunities and sustainable development. Social cohesion and community development projects – including adult education, early childhood development and community policing initiatives – contribute to the mobilisation of resources and construction of partnerships at local level.

Progress in improving housing and access to services since 2002 is summarised in Table 6.1, together with the trend in reported child hunger, which is a key poverty indicator. Trends in the reported use of health and welfare services in recent years are illustrated in Table 6.2.

Table 6.1 Household living standard indicators, 2002 – 2006
% of households	2002	2003	2004	2005	2006
Type of housing: informal	12.7	12.5	11.3	11.7	8.7
Access to services:
Electricity connection	76.1	77.6	80.4	80.2	80.2
Water supply on site	66.1	67.3	67.8	68.4	71.3
Cellphone availability	35.0	40.2	49.6	59.7	70.2
Child hunger in prior 12 months
(as % of households with children):
Never went hungry	68.8	69.9	73.9	76.8	84.0
Often or always went hungry	6.7	7.0	5.1	4.7	2.4

   Source: Statistics SA, General Household Surveys, 2002 – 2006

CHAPTER 6: SOCIAL SECURITY

Table 6.2 Access to health and welfare services, 2002 – 2006
% of population	2002	2003	2004	2005	2006
% of population who used health
services in month prior to survey:
Public	5.4	5.4	5.6	6.1	6.4
Private	4.0	4.0	4.0	4.2	4.0
% of population who used welfare
services in previous 12 months:
Social worker / other service	1.1	1.5	1.8	1.7	1.3
Social grants	3.2	6.5	9.4	12.9	12.5
Total population (thousands)	45 533	46 007	46 459	46 913	47 391

  Source: Statistics SA, General Household Surveys, 2002 – 2006

Understanding the extent and nature of poverty and inequality in South Africa is the key to developing evidence-based policies and programmes for poverty reduction. Alongside its continuing contribution to this effort through household and living standards surveys, Statistics South Africa (Stats SA) will introduce an official poverty line index in March 2008. During its pilot phase, Stats SA will continue to solicit public input on the design of this measure.

A poverty line for South Africa

Following publication of a consultation document on a proposed poverty line for South Africa in February 2007, Stats SA has engaged in wide-ranging and constructive dialogue on the design and purpose of such a measure. Stats SA has revised the February 2007 proposals to take into account stakeholder comments and updated data.

The proposed poverty line is based on standard international methodology. It consists of a food requirement and a non-food requirement. The food element is determined by estimating the cost of a minimum basket of food that meets the daily energy requirements of an average adult. The composition of this basket is derived from household food consumption as reported in the General Household Survey. The non-food component is also based on patterns recorded in this survey.

Social assistance
Social grants and household welfare

Social assistance cash grants provide income support to people whose livelihoods are most at risk. The available grants are the old age pension; the disability, child support, foster care, care dependency and war veterans’ grants; grant-in-aid and social relief.

Cash grants provide income support to those whose livelihoods are most at risk

Social grants administered by the South African Social Security Agency (SASSA) are the most important part of the present social security system, amounting to more than 3 per cent of GDP and reaching over 12 million beneficiaries. Recent research has reconfirmed that the grants system is well targeted at the poorest households, and significantly reduces the extent and severity of income poverty.[1]

______________

1 Van der Berg, S., Louw, M. and du Toit, L. 2007. ‘Poverty Trends Since the Transition: What We Know.’ Stellenbosch University.

2008 BUDGET REVIEW

Targeting social grants: costs versus benefits
Arguments for and against the targeting of social grants through means tests have recently been reviewed in a report prepared for the Department of Social Development.

The present means test applicable to the old age pension and the disability grant takes into account both an applicant’s regular income and the value of assets such as investments or residential property that generates rental income. For 2007/08, the means test for a single person imposes a 50% clawback on income above a threshold of R261 a month (30 per cent of the maximum grant value), up to an exclusion level of R1 801 a month. Applied to the joint income of two persons, the test imposes the same reduction in grant value as would obtain if the joint income were equally divided between two single persons.

For the child support grant, two income thresholds are applied: a monthly household income of R1 100 in rural areas and informal urban settlements, and of R800 in formal urban neighbourhoods. The care dependency grant for disabled children can only be received by those who, together with their spouses, earn an income of less than R48 000 per annum.

In practice, the means tests are difficult to administer rigorously and consistently, and the failure to adjust the income thresholds for the child support grant since its introduction means that they are now unrealistically low. The difficulties of applying the means tests fairly, the administrative costs associated with the test, and the disincentives to saving of the current system are compelling arguments for reform.

However, the costs of fully eliminating the means tests would be high, with the benefits largely going to the non-poor. Consideration is therefore being given to a phased adjustment of means test thresholds, with a view to narrowing the gap between the grant exclusion levels and the thresholds applicable to personal income tax (R43 000 a year in 2007/08, or R69 000 a year for taxpayers over the age of 65).

Government proposes to raise means test thresholds for certain grants

Targeting of social assistance, however, leads to some difficulties. Government’s task team on social security and retirement reform has examined the present means tests that apply to the old age pension and other social grants. They are difficult to administer and have unintended consequences, such as effectively penalising saving for retirement by low-income workers. Government proposes to raise the means test thresholds for the old age and disability grants and the household income limits for the child support grant. Details will be published by the Minister of Social Development.

Eligibility for child support grant to be extended to 15 and qualifying conditions to be reviewed

It is proposed that the eligibility age ceiling for the child support grant should be raised from the 14th to the 15th birthday with effect from January 2009. Drawing in part on international experience, a review will be undertaken this year of the grant’s administration and targeting mechanisms, and of appropriate conditional criteria, such as school attendance and immunisation of qualifying children.

The qualifying age for old age grants currently stands at 65 years for men and 60 years for women. Social conditions and labour market trends have changed considerably since these thresholds were determined. The differentiation in qualifying age for the social pension is no longer appropriate, and it will be phased out over the medium-term expenditure framework (MTEF) period. In 2008/09, eligibility will be extended to men aged 63 and 64 years, in 2009/10 to those aged 61 and 62 years and in 2010/11 to men over the age of 60, subject to amendment of the Social Assistance Act (2004).

In coming years it will be necessary to revisit the retirement age

Beyond 2010/11, it will be necessary to reconsider the old age grant qualifying age. Rising life expectancy and improvements in employment and social conditions will in years to come necessitate upward adjustments to the normal age of retirement. In keeping with international practice in this regard, these changes will be made gradually, announced well in advance.

CHAPTER 6: SOCIAL SECURITY

South African Social Security Agency

SASSA has successfully consolidated social grants administration following the shift of this function from provinces. It has focused efforts over the past year on operational continuity, while beginning to build the necessary capacity for longer-term improvements in efficiency and effectiveness.

Social grants administration has been successfully consolidated in one agency

Integrity and reliability of social grants administration are critical given the scale of the social assistance system and associated fiscal risks. Priority initiatives include extending the number and convenience of access points; improving services to beneficiaries who receive grants in unsatisfactory conditions; upgrading administrative facilities and increased use of mobile units in rural areas. Work is also in progress to modernise social grants administration, and to review the associated regulations, norms and standards.

An improved grants application process project is under way to address long turnaround times, communication failures, fraud and uneven service standards. This initiative aims to standardise part of the application process by centralising the registry and decentralising the verification and approval of applications. The goal is to reduce the application-to-approval process duration to one day and reduce fraud.

New grants administration system being implemented to improve service delivery

Overall administration costs of R4.5 billion are provided for in the 2008 Budget, rising to R5.2 billion in 2010/11. Independent payment service provider contracts, which cover about 76 per cent of payment transactions, account for just over half of projected administration spending. Allocations are made for further investment in system improvements and increased capacity.

Expenditure on social assistance and its administration is summarised in Table 6.3. Spending is expected to grow from approximately R75.3 billion in 2008/09 to R89.5 billion in 2010/11, and to remain at about 3.3 per cent of GDP.

Table 6.3 Social assistance expenditure, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
				Preliminary	Medium-term estimates
R million				outcome
Social grant expenditure	44 885	50 708	57 032	62 445	70 726	78 120	84 295
SASSA administration	2 178	3 324	3 819	4 520	4 541	4 883	5 205
Total	47 063	54 032	60 851	66 965	75 267	83 003	89 500
Total as percentage of GDP	3.3%	3.4%	3.4%	3.3%	3.3%	3.3%	3.2%
Source: Estimates of National Expenditure

2008 BUDGET REVIEW

Social assistance beneficiary and expenditure trends
Largest number of grants reaches caregivers of children under age 14

The growth in social grant beneficiary numbers since 2004 is shown in Table 6.4, together with projections for the MTEF period ahead. The number of beneficiaries is expected to reach 12.4 million by April 2008. The largest number of grants goes to caregivers of children under the age of 14, followed by the elderly and those with disabilities. The average annual growth in the number of beneficiaries was 11.8 per cent over the four-year period to April 2008.

Table 6.4 Social grants beneficiary numbers by type of grant, 2004 – 2008
	April 2004	April 2005	April 2006	April 2007	April 2008	% growth
					projected	(average
Type of grant						annual)
Old age	2 060 421	2 093 440	2 144 117	2 195 018	2 225 354	1.9%
War veterans	3 961	3 343	2 832	2 340	1 931	-16.4%
Disability	1 270 964	1 307 551	1 319 536	1 422 808	1 409 434	2.6%
Grant-in-aid	18 170	–	–	–	–	-100.0%
Foster care	200 340	252 106	312 614	400 503	446 994	22.2%
Care dependency	77 934	88 889	94 263	98 631	110 153	9.0%
Child support	4 309 772	5 661 500	7 044 901	7 863 841	8 208 334	17.5%
Total	7 941 562	9 406 829	10 918 263	11 983 141	12 402 200	11.8%
Province
Eastern Cape	1 501 031	1 743 007	2 094 642	2 244 303	2 301 041	11.3%
Free State	503 063	596 083	678 522	723 698	755 665	10.7%
Gauteng	976 533	1 165 679	1 318 981	1 406 445	1 451 967	10.4%
KwaZulu-Natal	1 836 975	2 149 969	2 498 888	2 931 722	3 042 607	13.4%
Limpopo	1 152 621	1 412 882	1 640 032	1 751 512	1 803 430	11.8%
Mpumalanga	580 684	704 070	836 451	901 386	929 743	12.5%
Northern Cape	169 102	188 578	213 512	232 102	307 095	16.1%
North West	637 312	777 722	888 065	1 001 629	980 018	11.4%
Western Cape	584 241	668 839	749 170	790 344	830 634	9.2%
Total	7 941 562	9 406 829	10 918 263	11 983 141	12 402 200	11.8%
Source: Socpen system

The rand values of grant awards are adjusted each year for inflation. The maximum values of social assistance grants since 2003 and proposed values to take effect in April 2008 are set out in Table 6.5. The child support grant will increase on 1 April 2008 by R10 per month to R210 and from 1 October 2008 by another R10 per month to a value of R220.

Table 6.5 Values of maximum social grants, 2003 – 2008
	Rand value of grants, per month, with effect from April
Type of grant	2003	2004	2005	2006	2007	2008
Old age	700	740	780	820	870	940
War veterans	718	758	798	838	890	960
Disability	700	740	780	820	870	940
Grant in aid	150	170	180	190	200	210
Foster care	500	530	560	590	620	650
Care dependency	700	740	780	820	870	940
Child support grant	160	170	180	190	200	215*
* R210 with effect from April 2008, R220 from October 2008

CHAPTER 6: SOCIAL SECURITY

Social assistance grants for children

Over the past 10 years, government has progressively widened the safety net for children through the care dependency, child support and foster care grants. The child support grant has been central to this. It was introduced in 1998 for eligible children up to their 7th birthday, and has gradually been extended to include children up to 14 years. The number of recipients has grown at an average annual rate of 17.5 per cent, from 4.3 million children in April 2004 to a projected 8.2 million in April 2008.

The number of care dependency grant beneficiaries is expected to grow from 77 934 in April 2004 to about 110 000 in April 2008. This grant is payable to parents or caregivers of children between ages 1 and 18 years who are in permanent home care and who suffer from severe mental or physical disability. It is means tested.

Number of care dependency grants is expected to reach 110 000 in early 2008

The foster care grant is for children whom the courts deem in need of care. The child is placed in the custody of a foster parent, designated by the court and under the supervision of a social worker. The aim of the grant is to reimburse non-parents for the costs of caring for a child, and it falls away in the event of adoption. The number of children in foster care has grown from 200 340 in April 2004 to about 446 900 in April 2008, an average annual increase of 22 per cent.

Social security funds

Contributory social security funds provide conditional income support or compensation for defined-risk events. The present social security schemes include the Unemployment Insurance Fund (UIF), the Compensation Funds and the Road Accident Fund (RAF). They are financed through mandatory levies and taxes.

These funds are expected to run a combined cash surplus of about R4.2 billion in 2008/09, compared with a surplus outcome of about R4.5 billion in the previous financial year. This reflects continued substantial cash surpluses at the UIF and Compensation Funds, while expenditure on claims payments has outstripped revenue of the RAF. The overall balance of the social security funds is expected to remain in surplus over the forecast period.

Overall surplus of about R4.2 billion in social security funds in 2008/09
Unemployment insurance

The UIF provides short-term unemployment insurance to qualifying workers. It pays benefits to contributors or their dependants in cases of unemployment, illness, maternity, adoption of a child or death. The fund is financed by a tax payable by both employers and employees at a rate of 1 per cent of earnings, up to a threshold of R12 478 a month.

The UIF’s turnaround is supported by the Siyaya business application system

The UIF’s turnaround strategy has yielded positive operational and financial results, including unqualified audit reports for the past two years. The fund has implemented a new business application system, Siyaya, with an integrated financial system across all of its structures, and has put in place an electronic funds disbursement system. These reforms have assisted both in improving the quality of the service provided, and in rapidly enrolling household sector and agricultural employees, who were previously outside the formal UIF system.

2008 BUDGET REVIEW
By end-March 2007, the UIF had R18.5 billion in capital and reserves

The March 2007 actuarial valuation indicated that the UIF is in a position to meet its cash-flow requirements over the next 10 years for a wide range of possible claims scenarios. The actuarial reserve requirement was estimated at R10.7 billion. By the end of March 2007, the fund had accumulated R18.5 billion in capital and reserves, with an estimated R20 billion invested with the Public Investment Corporation.

Table 6.6 Social security funds, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Unemployment Insurance Fund
Revenue	6 810	7 841	9 467	10 087	10 965	11 914	12 959
Expenditure	2 981	3 635	3 578	6 258	7 334	8 141	7 839
Compensation funds
Revenue	3 023	3 652	3 724	4 543	4 827	5 109	5 412
Expenditure	2 354	2 858	2 912	2 926	3 328	3 496	3 698
Road Accident Fund
Revenue	4 524	8 763	7 256	7 835	8 890	10 234	11 665
Expenditure	3 659	6 210	7 545	8 796	9 792	10 883	12 258
Total: Social security funds
Tax revenue	6 731	8 845	9 854	11 091	12 364	13 909	15 557
Non-tax revenue	1 551	1 821	2 593	2 704	3 042	3 422	3 907
Grants received	12	2 708	11	10	11	11	11
Unemployment contributions	6 063	6 882	7 989	8 661	9 267	9 915	10 560
Total revenue	14 357	20 255	20 447	22 465	24 683	27 257	30 035
Total expenditure	8 994	12 702	14 035	17 979	20 454	22 521	23 795
Budget balance[1]	5 363	7 553	6 412	4 486	4 229	4 736	6 241
1. A positive number reflects a surplus and a negative number a deficit.

Compensation Funds
Compensation for occupational injuries and disease is financed through levies on employers

The Compensation Funds provide medical care and income benefits to workers who are injured on the job or who develop occupational diseases; survivor benefits to families of victims of employment-related fatalities; and funding for rehabilitation of disabled workers. Costs are recovered through levies on employers. The main Compensation Fund is administered by the Department of Labour and serves employees outside of the mining and construction sectors, which are covered by independently administered compensation arrangements. In respect of lung diseases contracted as a result of working conditions, other legislation provides for a Mines and Works Compensation Fund administered by the Department of Health.

Legislative and administrative reform of Compensation Funds needed

The Mines and Works Fund is responsible for in excess of 30 000 claims a year based on assessments conducted by the Medical Bureau for Occupational Diseases, while the Compensation Fund receives an average of 20 000 claims a month. There are material inconsistencies between the two legislative dispensations, the administration of compensation claims and benefits is in need of overhaul.

CHAPTER 6: SOCIAL SECURITY

Restructuring of the main Compensation Fund is in progress, following initiation of a turnaround strategy in July 2007. Upgrading of the financial system to enhance service delivery commenced in January 2008. Over the past year, 73 per cent of backlog claims from 2000 to 2004 have been processed. Cheque payments were discontinued and replaced by electronic payment from September 2007. About 60 per cent of claims can now be disposed of within 90 days of receipt of complete documentation.

The main Compensation Fund is being restructured

The main Compensation Fund has seen an increase in employer registration, contributing to the improvement in revenue collection. For the year ended March 2007, the Compensation Fund paid R2.6 billion in benefits, compared with R2.4 billion in the previous year. As of March 2007, the funds had a combined accumulated surplus of R7.2 billion compared with R6.3 billion in the previous financial year.

Road Accident Fund

The RAF is financed through a dedicated fuel levy, set at 41.5 cents per litre of petrol and diesel sold for the 2007/08 year. The levy will increase by 5 cents a litre with effect from 2 April 2008. The RAF currently provides unlimited liability insurance in the form of compensation for loss of earnings and support, general damages, and medical and funeral costs to victims of road accidents caused by third parties.

The RAF’s turnaround strategy has resulted in significant improvements in risk management and control. Progress has been made in the settlement rate, with the number of claims outstanding in 2007/08 reduced to 341 146 – a 23.5 per cent improvement. Revenue growth is expected to average 14.2 per cent annually from 2004/05 to 2010/11 due to increases in the fuel levy and in the volume of sales. This has improved the financial position of the RAF, but its accumulated deficit of R20.2 billion in 2006/07 is a clear indication that further reforms are needed.

RAF turnaround strategy making headway, but increasing number of claims is not sustainable

The growth in liabilities is partially addressed by the RAF Amendment Act (2005), which puts limits on the entitlement to general damages to ensure that expenditure is directed to those seriously injured. However, key sections of the Act have not been promulgated as a result of legal challenges, difficulties associated with assessment for injuries and negotiation of tariffs for emergency medical treatment. Further steps towards the envisaged road accident benefit scheme are being led by the Department of Transport.

Amendment Act 2005 expected to limit RAF liabilities

2008 BUDGET REVIEW

Social security and retirement reform
The retirement fund market
Figure 6.1 Retirement fund coverage, 2004/05

Source: Genesis Analytics, 2007

About half of the formally employed population has some form of retirement plan

South Africa’s well-developed retirement fund market provides comparatively high coverage rates for middle- and high-income earners. A great many people, however, reach retirement age without adequate savings or income security. Figure 6.1 illustrates that in 2005, out of a total 16.8 million economically active South Africans, 12.3 million were employed and about 8 million had formal-sector occupations. Of those formally employed, an estimated 5.9 million, or about half the total employed population, were members of a provident or pension fund. Provident funds, which are allowed to pay benefits in lump-sum form, account for about 80 per cent of retirement fund membership.

Retirement fund reports and reporting requirements

Regulation and policy development in the social security and retirement funding environment rely on accurate and detailed information about the industry and associated trends. Steps are being taken to improve the quality and regularity of reporting by retirement funds and to consolidate data for analysis.

The current retirement fund market is highly fragmented. At the end of March 2007, the Financial Services Board (FSB) supervised 13 020 retirement funds, of which an estimated 4 000 are dormant. More than 80 per cent of these funds have less than 100 members. The audit exemption of these funds from reporting requirements has recently been removed, but most funds have yet to prepare their financial results in the required format. As of August 2007, only about 30 per cent of funds had submitted a report to the FSB.

In the 2006/07 reporting period, South African insurers collected premiums worth R111 billion from fund policies, which accounts for just over half of all long-term insurance premiums collected across all lines of business. In the same period, R120 billion was paid out in benefits from fund policies.

CHAPTER 6: SOCIAL SECURITY

Figure 6.2 shows fund membership among those in formal and informal employment according to annual income categories. Almost all individuals earning above R120 000 and employed in the formal sector are members of either a pension, provident or retirement annuity fund. However, gaps in coverage are evident in the below R60 000 income category. Roughly 2.7 million (42 per cent) of the formally employed in this income category do not have retirement coverage through a formal fund. About 360 000 formal employees are without retirement coverage in the R60 000 to R120 000 income category.

Gaps in retirement coverage are mainly below the R60 000 a year income level

In considering options for retirement industry reform, both the strengths and weaknesses of existing arrangements need to be taken into account. South Africa has a well-developed capital market and fund management industry, and established administration capacity, governed by a statutory framework that aims to achieve both effective competition and high standards of fund trusteeship and accountability. Although retirement arrangements are not mandatory, favourable tax treatment has contributed to high levels of coverage of middle- and high-income earners.

Reforms will take account of strengths and weakness in current system

Figure 6.2	Retirement fund (pension and provident funds) coverage, 2005

Source: Genesis Analytics, 2007
The social security and retirement reform process

Reforming the social security system is a complex process that will require a series of incremental changes. In broad terms, the organisation of social security can be consolidated and “scale-driven” – with a single operator of each of the core parts of the value chain – or the system can be “competition-driven”, with multiple private-sector players. Many variations on these approaches are possible. Different countries adopt different ways of organising the five core activities – enrolment of members, collection of contributions, account administration, asset management and payment of benefits.

Social security systems can be organised in a wide variety of ways

As noted above, initial steps in social security reform will include revision of the means tests applicable to social assistance grants, with a view to better alignment with the income tax threshold. Consideration also has to be given to the alignment and synchronisation of various components of the social assistance system and contributory social insurance arrangements.

2008 BUDGET REVIEW

A government task team is driving the reform process

The government task team driving the reform process includes representatives of the National Treasury, the Departments of Social Development, Labour, Health and Public Service and Administration, the Presidency, the South African Revenue Service, SASSA, the UIF and the Compensation Fund. It is supported by working groups and research projects on savings and risk-benefit design, institutional arrangements and systems, tax, and financial and actuarial modelling.

Much of the task team’s work in 2007 involved developing a shared understanding of the institutional, design and implementation challenges ahead. An important step in the reform process has been to develop a better understanding of current retirement and risk-benefit arrangements. For this purpose, several research papers have investigated the structure, design and benefits coverage of various provident funds, bargaining council schemes, the Compensation Fund and other occupational benefit arrangements. The task team has also benefited from a range of interactions with the industry.

Actuarial and economic models are being used to estimate economic and social impacts of reforms

Understanding the likely costs and benefits of the reforms is crucial for understanding the impact of potential reform policies. The task team’s work on contribution and benefit design options is supported by a substantial actuarial and economic modelling exercise, enabling plausible costs, financial sustainability and impact on income security to be tested over a 70-year time-scale. These models also estimate the effects of reform options on the possible evolution of income distribution, inequality and poverty in South Africa.

Efforts in 2008 will shift to more intensive engagement with the details of reform options, draft legislation, institutional reform and implementation challenges. A task team has been established by the National Economic Development and Labour Council (Nedlac) to facilitate formal consideration of reform proposals by government, business, labour and community representatives.

Basic social security benefit and design
Significant progress has been made in developing a common approach and options for the basic social security contribution and benefit design.
Low-income environment requires particular emphasis on administrative cost reduction

In a low-income environment, particular emphasis must be placed on reducing the administrative costs of the system, given that proportionally high administration costs can significantly reduce the amount of savings available at retirement. While there needs to be broad pooling of risk funds (unemployment, disability and survivors’ benefits), there may be merit in opting out or exemption of accredited funds for the savings component. Further work and consultation in 2008 will focus on key reform issues, including:

• Qualifying ages for social security membership
• Coverage to the informally or irregularly employed, domestic and agricultural workers
• Qualifying earnings, and alignment with the definition of earnings for income tax purposes
• Annuity and lump sum payments

CHAPTER 6: SOCIAL SECURITY

• The contribution rate and its division between a savings component, unemployment insurance, disability and survivor benefits and administration costs
• Options for conversion of savings into annuity income streams at retirement, and rules governing lump-sum payments
• Contribution ceilings for the basic social security arrangement
• Alignment and transition arrangements for existing funds, including both defined benefit and defined contribution schemes.
There is considerable scope for consolidation and improved coordination between existing statutory funds and their private sector counterparts, eliminating overlap in these funds.	Coordination between private and public sector funds to be explored
Modernisation of institutional design and governance

The task team has sought inputs on possible institutional governance arrangements for the social security system. A draft framework has been prepared, recommending separate but centralised institutions to deal with enrolment of members and communication with the public, maintenance of a central information registry, collection of contributions, and management and investment of funds.

Substantial benefits can be realised from systems integration and modernisation, including lower administration costs, improved public access and efficient account management.

More effective coordination between the various administrative role players needs to be prioritised if progress is to be made in shaping a common architecture and taking advantage of opportunities for systems integration. Focused attention on the opportunities for systems architecture integration and modernisation, led within government by SARS, SASSA and the UIF, will be a priority in 2008. Also under review is the role of the Guardian’s Fund, administered by the Department of Justice and Constitutional Development, which holds funds on behalf of various persons, including orphans, persons incapable of managing their own affairs and unborn heirs.

Modernisation of systems requires both institutional coordination and substantial investment costs
Mandatory supplementary retirement funding

There have been several amendments to the Pensions Fund Act and the regulatory environment since the publication in 2004 of the first National Treasury discussion paper on retirement reform. The work of the task team in this area is focused on the regulatory changes that should accompany broader social security reform and a transition to mandatory retirement contributions, supplementary to the basic social security arrangement.

Task team focusing on regulatory changes and transition to mandatory contributions
There has also been progress in shaping regulatory reform proposals for supplementary retirement funding arrangements.

The envisaged framework recognises that the basic social security savings arrangement and mandatory contributions to accredited retirement funds should be complemented by voluntary investment and savings, and that as lifetime income rises individual choice should play a larger role in determining the preferred mix of savings arrangements.

Voluntary savings should complement mandatory retirement provision

2008 BUDGET REVIEW

There is considerable interest on the part of employers, unions and the financial sector in these reform proposals. Consultations and joint technical task team work will proceed during the course of 2008.

Social security, the wage subsidy proposal and tax treatment of retirement savings
More work has been done on the possible design of a wage subsidy

Further work has been done on the possible design of a wage subsidy, its impact on the labour market and income security, and its complementary role alongside the introduction of a mandatory social security contribution. This would assist in bringing low-income workers into the system, while contributing to employment creation through reducing labour costs to participating employers.

There is a key choice to be made between a general wage subsidy implemented through the PAYE system, and more targeted employment or wage subsidies.
Preliminary estimates suggest wage subsidy and social insurance would reduce number of people below poverty line by 20 per cent

An extensive modelling exercise has been undertaken to test the links between social security reform, employment, wage subsidy options, household income and poverty reduction. Preliminary projections suggest that a broad-based subsidy that partially offsets social security contributions for employees earning less than the personal income tax threshold would cost about R25 billion, and increase employment by about 350 000 in the first five-year period. The combined effect of the subsidy and social insurance would be an estimated 20 per cent reduction in head-count poverty over the same period.

Various other options have been proposed, including a wage subsidy targeted at first-time work seekers, in view of the severity of youth unemployment. These alternatives will be further investigated in 2008.

Revision of tax treatment of savings will accompany social security reform

Changes to the tax treatment of social security and retirement funding arrangements are under consideration, and will form an integral part of the overall social security and retirement reform framework. There is broad agreement that the present allowances for tax deduction of retirement contributions are in need of reform, with a view to reducing the tax advantage at higher incomes and contribution levels.

Conclusion
Constructive and challenging dialogue on reforms is anticipated over the year ahead

The basic social security arrangements under consideration and reform of the retirement funding environment are components of government’s broader anti-poverty strategy and comprehensive social security programme. Social health insurance, reform of the RAF and reform of occupational health and safety and compensation benefits are also substantial and important reform challenges. A constructive and challenging dialogue between stakeholders on these and related reforms is anticipated over the year ahead, under the auspices of Nedlac and other consultative forums.

7

Medium-term priorities and
public service delivery

The 2008 Budget supports government’s objective of sustaining economic growth, creating jobs and investing in infrastructure to expand the productive capacity of the economy. Spending priorities include human development, anti-poverty initiatives, broadening access to services and fighting crime.

Additional allocations of R115.6 billion are proposed over the next three years, increasing public expenditure by 6.1 per cent a year in real terms. At a consolidated national and provincial government level, capital expenditure grows by 10.2 per cent a year in real terms, while current expenditure grows by 3.8 per cent a year.

Building on the substantial progress registered in health, education, public transport, housing and sanitation in recent years, government is taking new steps to improve service provision and to obtain better value for money. Beginning this year, national departments are expected to include specific efficiency measures and cost-saving initiatives in their strategic plans, and service delivery accountability is strengthened with the introduction of key performance indicators.

Enhancing growth and delivery

The 2008 Budget provides increased public expenditure over the medium-term expenditure framework (MTEF), focusing on programmes that reduce poverty and inequality. Policy and spending are targeted to bring about higher rates of growth over the long term, and to achieve South Africa’s social and economic objectives.

Achieving higher rates of growth over long term is a key objective of government spending

2008 BUDGET REVIEW

Budget priorities focus on raising growth, extending services

To accelerate the rate of growth over the longer term, government will continue to invest in economic infrastructure; support industrial policy initiatives that raise productivity, competitiveness and export capacity; scale up job creation programmes; and improve the quality of education and health. Investment in public transport and the built environment provide for a steady extension of access to both economic opportunities and basic household services.

Government also plans to extend agricultural support programmes to improve the effectiveness of land usage and productivity, with additional allocations supporting land restitution and land reform.
Labour-intensive public services can boost employment growth

Unemployment remains a central challenge, with the pace of employment growth insufficient to absorb all new entrants into the labour market. The 2008 Budget provides additional support for labour-intensive public services and investment in skills development and for research and development.

South Africa’s development depends in large measure on improving service delivery and modernising the state. Over the MTEF, government will work to improve access to public services. Particular attention will be paid to extending access to water, sanitation, electricity, public health, education and public transport. Early childhood education receives a significant boost.

To improve universal access to learning, education for learners with disabilities is expanded. Emphasis will also be placed on provision of adequate school infrastructure and supplies, including textbooks, particularly for Grades 10-12. To strengthen the quality of teaching and learning, support is provided for improved remuneration of education personnel.

Allocations support a range of improvements in public health

Targeted allocations will improve health services. Considerable spending is planned for modernisation of hospital facilities and medical equipment, improving management capacity and further upgrading of systems and facilities. To reinforce gains made in the fight against HIV and Aids, transfers to provinces for this purpose are increased. Attention will be placed on boosting prevention and expansion of treatment programmes. Special allocations are made to combat multidrug-resistant and extreme drug-resistant tuberculosis.

Stepped up delivery of housing, water, sanitation and electricity

Government will also step up housing delivery, focusing on coordination and synchronisation of delivery of all related community services, such as water, sanitation and electricity. The upgrading of informal settlements continues to be prioritised. Provinces and municipalities receive allocations to support provision of free basic services at community level.

The fight against crime receives further support with additional allocations for more police, equipping forensic laboratories, and upgrading network and telecommunications infrastructure. The number of prison spaces is to be expanded by 18 000 and additional resources are provided to increase court effectiveness, partly through increasing the numbers of prosecutors, magistrates and judges. The 2008 Budget also supports critical service delivery improvements in the Department of Home Affairs.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

Government recognises that the state needs to use its resources more efficiently, obtaining better quality for each rand spent. Improved performance requires departments and public entities to report comprehensively on performance information. The 2008 Estimates of National Expenditure provides more detailed information on outputs and key performance indicators. Departments and public entities that consistently receive poor audit reports indicative of systemic weaknesses in financial management and internal controls will receive further scrutiny.

An emphasis on reporting and accounting to institutions such as Parliament
As government continues to modernise, more emphasis is placed on attaining value for money in public spending. This is achieved by:
• Greater scrutiny in the process of allocating additional funds
• Better monitoring of performance information
• Tighter cost controls and strict measures to deal with weaknesses that give rise to qualified audits
• Improved coordination of public services between national, provincial and local governments, departments and entities.
Consolidated expenditure and revised estimates

A functional classification of consolidated government expenditure is set out in Table 7.1. It takes into account consolidated national, and provincial spending, spending by various public entities and government business enterprises and transfers to local government.

Consolidated government expenditure is projected to increase from R633 billion in 2007/08 to R857 billion in 2010/11, largely financed through the national budget. The fastest-growing category of spending is social services. Within that category, spending on housing and community development grow by over 14 per cent a year. Spending on education and health also grow by more than 11 per cent a year. In economic services, spending on transport, which includes public transport infrastructure and subsidies and roads, grow rapidly. Spending on the criminal justice sector grows by about 12 per cent a year.

Spending on housing and community development grow by more than 14 per cent a year

2008 BUDGET REVIEW

Table 7.1 Consolidated government expenditure by function, 2007/08 – 2010/11

	2007/08	2008/09	2009/10	2010/11	Average annual growth
	Revised	Medium-term estimates			2004/05–	2007/08–
R million	estimate				2007/08	2010/11
Protection services	86 992	95 324	104 450	114 589	11.0%	9.6%
Defence and intelligence	28 579	30 440	32 016	34 496	8.9%	6.5%
Police	38 563	42 730	47 932	52 214	13.0%	10.6%
Prisons	11 114	12 050	13 077	15 704	7.0%	12.2%
Justice	8 736	10 105	11 425	12 175	15.0%	11.7%
Social services	311 678	354 444	394 472	432 434	15.8%	11.5%
Education	105 746	121 087	134 139	146 680	11.6%	11.5%
Health	68 169	75 492	83 853	92 228	15.3%	10.6%
Social security and welfare	92 224	105 309	116 255	125 384	15.0%	10.8%
Housing	12 370	14 784	17 679	20 897	21.8%	19.1%
Community development	33 170	37 772	42 546	47 246	38.6%	12.5%
Economic services	143 213	165 213	178 592	187 136	20.8%	9.3%
Water schemes and related	15 994	16 775	18 643	19 388	19.7%	6.6%
services
Fuel and energy	7 045	5 651	6 503	5 111	38.6%	-10.1%
Agriculture, forestry and fishing	14 145	14 624	14 839	16 000	24.4%	4.2%
Mining, manufacturing and	2 845	2 775	2 837	2 598	25.4%	-3.0%
construction
Transport and communication	54 991	71 281	76 845	80 693	25.2%	13.6%
Other economic services	48 195	54 107	58 925	63 346	14.3%	9.5%
General government services and unallocable expenditure	34 876	40 302	44 426	46 937	11.6%	10.4%
Allocated expenditure	576 760	655 283	721 940	781 097	15.9%	10.6%
Interest	55 772	54 960	55 385	55 657	2.1%	-0.1%
Contingency reserve	–	6 000	12 000	20 000
Consolidated expenditure [1]	632 532	716 243	789 325	856 753	14.4%	10.6%

1.	Consisting of national, provincial, social security funds and selected public entities. Refer to Annexure W2 for a detailed list of entities included.

Proposed revisions to expenditure plans

The MTEF operates as a rolling three-year budget framework, revised annually. This chapter discusses additional allocations to departments by sector. Revisions to the 2007 spending estimates are summarised in Table 7.2.

• R33.2 billion for the provincial equitable share and R6.5 billion for the local government equitable share
• R6 billion for public transport, roads and rail infrastructure and R6 billion for housing, water and sanitation
• R4.7 billion for school and hospital infrastructure and equipment
• R12 billion for social grants, R1 billion for public works programmes and R1.8 billion for school nutrition
• R2.3 billion for industrial support and R4.4 billion for transfers to public entities, including the Pebble Bed Modular Reactor project
• R2.6 billion for land reform and agricultural support programmes
• R8.2 billion for the criminal justice sector.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

Table 7.2 2008 Budget priorities – additional MTEF allocations, 2008/09 – 2010/11
R million	2008/09	2009/10	2010/11	Total
Provincial equitable share	5 903	9 682	17 574	33 159
includes school education, health care, welfare services,
provincial infrastructure and economic development
Local government equitable share	1 114	711	4 649	6 474
Economic infrastructure and investment
Public transport, roads and rail infrastructure	883	911	2 132	3 926
Public transport infrastructure and systems grant	–	–	2 000	2 000
Communications infrastructure	409	285	290	984
2010 World Cup stadiums and infrastructure	1 200	788	296	2 284
Housing and built environment
Housing grant	–	200	2 000	2 200
Municipal infrastructure, and related services	604	1 200	2 000	3 804
Infrastructure grant to provinces	400	800	1 500	2 700
Productive capacity of the economy
Industrial development, international trade and SMMEs	460	780	1 300	2 540
Research and development and knowledge production	1 790	1 980	630	4 400
Land and agrarian reform	730	900	930	2 560
Expanded public works programmes - DEAT	200	250	300	750
Education health and welfare
Higher education	150	150	800	1 100
National school nutrition programme	345	493	918	1 756
Hospitals and tertiary services	750	770	1 590	3 110
HIV and Aids	350	600	1 150	2 100
Social grants	2 705	4 510	4 800	12 015
Public administration and service delivery
Home Affairs reforms	298	427	592	1 317
SARS administration and capacity building	150	250	600	1 000
Expanded public works programmes - Public Works	30	50	80	160
Justice, crime prevention and policing
Policing personnel, forensic and IT equipment	300	450	1 920	2 670
Appointment of judges, magistrates and public defenders	50	100	150	300
Correctional facilities and personnel	50	60	1 843	1 953
International relations and defence
Defence modernisation and military skills development	100	200	1 100	1 400
Foreign Affairs capacity and African Renaissance Fund	229	264	230	723
Pan African Parliament	145	388	198	731
Other allocations	4 652	5 531	7 326	17 509
Total policy adjustments	23 997	32 730	58 898	115 625

Economic services
Investment in economic infrastructure

Investment in economic infrastructure is essential to secure accelerated economic growth and job creation over the long term. Some of these investments are financed through the budget process and others directly by state-owned entities. Over the medium term, government intends to step up such investment, particularly in telecommunications, electricity, roads and public transport. Government has agreed to provide support for Eskom’s financing requirements for its capital investment plans. The larger contingency reserve makes provision for such an allocation.

Stepped up funding for roads and public transport

2008 BUDGET REVIEW
Towards integrated rapid transport networks

In 2007 government approved a strategy to create integrated rapid transport networks. The development of a safe, reliable and accessible public transport system remains a budget priority, with a larger contribution to the public transport infrastructure and systems grant bringing the total allocation over the MTEF to R10 billion. Construction associated with the Gauteng freeway improvement scheme will begin in 2008, and these costs are to be recovered over time through toll revenue.

Gauteng freeway improvement scheme

The Gauteng freeway improvement scheme will cover about 561km of new and existing freeways. Proposed works include lane additions and interchange upgrades, improvements at on and off ramps, and new and widened bridges. Improved incident management to save lives and minimise the effect of accidents on traffic flow is incorporated into project planning.

By 2010, about 185km of freeway upgrading will have been completed on sections of the N1, N3 and N12. The upgrading of the R21 (35km) is subject to its declaration as a national road. By 2010, an additional 65km of freeway will have been upgraded. This includes completion of the proposed PWV 14 between Johannesburg and OR Tambo International Airport.

The estimated cost of the first phase of the project, to be completed by 2012 is R14.3 billion. The South African National Roads Agency (Ltd) has received approval from government to raise funds for this scheme in the capital markets.

The consolidation of commuter and long-distance passenger rail is supported through an additional R2.4 billion, of which R1.3 billion is allocated for the incorporation of Shosholoza Meyl into the South African Rail Commuter Corporation (SARCC). The SARCC also receives an additional R1 billion for the overhaul and upgrading of 1 400 coaches. Construction of the Gautrain will be completed by the end of the MTEF period.

Road upgrades and maintenance

Investment in road maintenance will continue to be supported. Expansion of the national road network will be financed mainly through tolls. To upgrade the ageing network, 3 398 km of national roads will be improved and 32 262 km will be maintained. A further R800 million is allocated to the SA National Roads Agency.

In 2006/07, government allocated R600 million to Broadband Infraco for the purchase of Eskom and Transtel’s telecommunications network. An additional R727 million is recommended over the next three years for the company to invest in backbone internet infrastructure that will contribute to reducing broadband internet costs.

The Department of Communications receives an extra R300 million to fund information and communications technology infrastructure at stadiums in time for the 2010 FIFA World Cup. Sentech receives an additional R257 million for the digitisation of television broadcasting.

Investment in electricity generation and expansion of electrification programme

South Africa’s continued economic expansion has strained electricity generation capacity to the limit, highlighting the need to invest more in generation capacity and to intensify energy-conservation programmes. The 2008 Budget sets aside R2 billion from the contingency reserve to subsidise the cost of investment in energy efficiency and renewable energy sources.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

Between April 2004 and March 2007, 557 854 households, 1 861 schools and 57 clinics were connected to the electricity network. Over the next three years connections for another 700 000 households and 5 300 schools are planned. Expenditure associated with the integrated national electrification programme increased from R1 billion in 2004/05 to R2.3 billion in 2007/08, and will rise to R4.4 billion in 2010/11.

More than half a million households were connected to the electricity network between 2004 and 2007

Rea Vaya bus rapid transit system: Johannesburg

The first phase of the City of Johannesburg’s Rea Vaya bus rapid transit system has begun. It is estimated that 51 000 jobs will be created in the first phase of this project. At completion, the system will include exclusive median bus lanes, closed median stations about 0.5km apart, trunk routes using articulated buses, complementary and feeder routes using smaller buses, and a control centre. Buses will operate at high-peak frequencies of 3-5 minutes.

The first phase, which runs through 2010, covers 126km and 150 stations. Initial construction is under way at Soccer City, on the Soweto Highway and in Edith Cavell Street in the inner city. The selection of buses and engines is under way, with some 1 190 buses required in total for Phase 1. A range of environmentally friendly propulsion systems are being reviewed.

Operating costs will be covered by the fare income. The city has allocated R2.2 billion over the MTEF through the public transport infrastructure and systems fund to cover capital costs of the network. Rea Vaya operators will be compensated on the basis of vehicle kilometres run, rather than the number of passengers carried.

Housing and the built environment

Investments in the built environment are aimed at expanding access to basic household services and providing infrastructure that links communities to economic opportunities. The 2008 Budget adds more than R6 billion to housing and related infrastructure programmes, including the housing grant and the municipal infrastructure grant. Additions to the local government equitable share will enable further expansion of free basic services.

A further R6 billion for housing and related infrastructure

A key focus is to support the elimination of informal housing and the development of sustainable settlements. The aim is to reduce spatial disparities and create safe, vibrant neighbourhoods. Additional funding of R2.2 billion is allocated to upgrade informal settlements and shield the housing programme from rising input costs. About 762 000 units will be upgraded over the next three years.

Upgrading informal settlements a key priority

The Department of Water Affairs and Forestry has been allocated R200 million in 2010/11 for project support to poor municipalities for the implementation of water and sanitation infrastructure projects.

Since 1994 about 2.3 million houses have been built, and it is estimated that a further 2.4 million homes need to be built to overcome the shortage. Over the medium term, a total of R35.8 billion is allocated for housing needs. To improve intergovernmental coordination, systems have been put in place to ensure closer scrutiny of housing delivery and evaluate progress.

With 2.3 million houses built, another 2.4 million are needed to eliminate the backlog

2008 BUDGET REVIEW
Enhancing productive capacity
Additional resources to support industrial policy

The Department of Trade and Industry released the National Industrial Policy Framework and an action plan in August 2007. The industrial policy document recommends diversifying production, particularly to improve export performance. An amount of R2.3 billion is allocated to support industrial policy initiatives and R300 million for small business support. Government also proposes to allocate R5 billion over three years for tax incentives to support industrial development.

Agriculture, land reform and restitution
5 083 outstanding restitution claims to be settled

Over the three-year spending period, a further R1 billion is allocated to settle the outstanding 5 083 land restitution claims. Alexkor receives an additional allocation of R260 million to establish a viable mining operation that will be jointly owned with the Richtersveld community – giving effect to the community’s restitution claim, successfully concluded in 2007.

As the restitution programme nears completion, both human and financial resources are being shifted to accelerate the pace of land redistribution. To date, government has delivered about 4 million hectares of agricultural land to historically disadvantaged beneficiaries. The land reform target is to redistribute 21 million hectares of land by 2014. A further R900 million is allocated for this purpose over the medium term. The total budget for land reform increases from R1.6 billion in 2007/08 to R4.1 billion in 2010/11.

Support for land reform beneficiaries

Agricultural extension services, which include post-settlement support to beneficiaries of land reform and restitution, receive an additional R500 million over the MTEF through the provinces. Over the next three years, about 5 000 new extension officers are to be recruited to provide agricultural advice and production assistance to some 450 000 farmers.

The Department of Agriculture’s inspection services, which are charged with protecting South Africa’s bio-security, food quality and safety status, receive an additional R160 million over the MTEF. This is to ensure that South African agricultural exports retain their accreditation in international markets.

Science and technology
Enhancing scientific capacity of higher education institutions

The 2008 Budget provides support to R&D, statutory science councils, universities and technikons. An additional R300 million is allocated for strengthening the scientific capacity of higher education institutions and for enhancing their status as centres of technological innovation. The number of university research chairs is projected to increase by at least 30 per cent over the next three years, providing mentorship to post-graduate students in various fields, including engineering.

To improve maritime research and contribute to understanding the effects of climate change on the African continent, the Department of Environmental Affairs and Tourism receives R600 million to replace

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

the ageing polar research vessel, SA Agulhas. The full cost of replacing the ship is estimated at R900 million. The department also receives R45 million to lead policy development and coordination within government on issues related to climate change.

Labour-intensive programmes operating under the Department of Environmental Affairs and Tourism have been particularly successful. These programmes cover tourism facilities, waste management, street marshalling, coastal monitoring and data gathering, and have created 50 335 short-term work opportunities in the past three years. An additional R750 million is allocated to create about 43 500 more job opportunities over the MTEF.

Further support for expanded public works
The Pebble Bed Modular Reactor project is set to receive an additional R3.5 billion, constituting the remaining portion of the R6 billion committed by government.

Table 7.3 Economic services and infrastructure: expenditure by vote, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Appropriation by vote
Agriculture	1 411	1 909	2 224	3 223	2 535	2 628	2 751
Grants to provinces	344	410	401	582	584	680	812
Communications	1 654	1 034	1 320	1 881	1 724	1 707	1 774
Environmental Affairs and	1 661	1 776	2 060	2 791	3 062	3 447	3 763
Tourism
Housing	4 808	5 249	7 166	8 081	10 587	12 732	15 279
Grants to provinces	4 589	4 868	6 678	7 650	9 853	11 731	14 223
Land Affairs	2 019	2 875	3 720	5 719	6 659	5 961	6 188
Grants to provinces	6	8	8	–	–	–	–
Minerals and Energy	1 876	2 192	2 608	2 925	3 595	4 318	4 589
Grants to local government	196	297	391	468	596	897	951
Provincial and Local	13 138	15 976	24 576	29 960	34 194	41 173	48 603
Government
Local government equitable share	7 678	9 643	18 058	20 676	24 889	30 156	36 196
Grants to local government	4 943	5 947	6 138	8 891	8 857	10 530	11 890
Grants to provinces	220	41	–	–	–	–	–
Public Enterprises	679	2 671	2 590	4 604	3 008	2 266	316
Science and Technology	1 633	2 041	2 613	3 137	3 704	4 197	4 549
Trade and Industry	2 522	3 056	3 805	5 346	5 103	6 057	5 208
Transport	6 680	10 410	13 360	16 324	20 509	22 412	23 730
Grants to local government	–	242	518	974	3 170	2 325	4 465
Water Affairs and Forestry	3 858	3 804	4 306	5 335	6 699	7 970	7 944
Grants to local government	341	165	386	722	861	855	570
Total	41 939	52 993	70 347	89 326	101 377	114 867	124 693

2008 BUDGET REVIEW

Long-term mitigation scenarios for climate change

In March 2006, Cabinet mandated the Department of Environmental Affairs and Tourism to examine the potential for mitigating South Africa’s greenhouse gas emissions, which contribute to climate change. Technical work on this scenario process was concluded in November 2007. The key finding was that without adaptation and mitigation interventions, South Africa is likely to see a four-fold increase in greenhouse gas emissions by 2050.

Immediate strategic mitigation options are available, including energy efficiency – especially in industry – electricity supply options, carbon capture and storage, transport efficiency and strategies to raise awareness about climate change.

The technical findings will be presented in the first half of 2008. The inter-ministerial committee on climate change will then advise Cabinet on long-term national climate policy, including research required to inform future industrial policy, and to develop mandated positions for the next round of United Nations negotiations on climate change.

Social services
Most social services programmes are delivered at provincial level and are funded through the equitable share and conditional grants.
Education, skills and cultural development
A further R1.5 billion for higher education

The 2008 Budget emphasises improving human development, investing in community services and accelerating social progress. Investing in education and skills development is expected to support employment and economic growth in the long run. Additional allocations totalling R1.5 billion over the spending period increase the subsidy to higher education institutions, including additional allocations to the National Student Financial Aid Scheme.

The provincial infrastructure grant is increased by R2.7 billion, which is earmarked for school rehabilitation and construction. A further R1.8 billion is allocated for the school nutrition programme. National priorities funded through increases to the provincial equitable share include early childhood education, inclusive education for learners with special needs, school books and the expansion of Grade R.

Review of the sector education and training authorities

Sector education and training authorities (SETAs) form part of the broader skills development framework and receive their resources from the skills development levy – a dedicated payroll tax. During 2007, government conducted a review of the SETAs, which have been in existence since 2001. Its main findings were as follows:

•	The scope of functions undertaken by the SETAs has become too broad and is in need of review.
•

SETAs are aiming for the same generic targets, regardless of demography or occupational structure. As a result they end up offering short-term training to achieve their targets at the expense of more in-depth training in their sector skills.

•	The alignment between trade and learnership qualifications should be improved.
•	There is a need to improve governance and accountability. The Department of Labour must take an explicit stance against underperforming SETAs.
•	There is a need to align SETA programmes with the programmes provided through the FET colleges.
•	Lack of information hampers the monitoring of SETAs, particularly with regard to investment in training by employers.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

The FET college programme is further supported by a bursary scheme for which R600 million was set aside in the 2007 MTEF. More than 12 500 students have been awarded bursaries. Having successfully merged 150 technical colleges into 50 FET colleges with multiple campuses over the past five years, the focus is now on improving the quality of programmes.

Further funding of FET colleges targets improving course quality

Funded from the skills development levy, spending by sectoral education and training authorities and the National Skills Fund is projected to rise from R6.8 billion in 2007/08 to R9.1 billion in 2010/11. Government is exploring ways of leveraging skills levy funding to support FET colleges.

The maintenance, upgrading and extension of museums and libraries is supported with an additional R166 million, which includes funding for the Castle of Good Hope, the Robben Island Museum’s conservation management plan and equipment for the new National Library campus.

Improving health care

Expenditure on health services continues to grow over the next three years. Priority programmes include hospital revitalisation (33 hospitals currently under construction), the comprehensive HIV and Aids treatment and prevention programme, and prevention and management of multi-drug resistant and extreme drug-resistant TB.

Efforts to control the HIV and Aids epidemic are strengthened. The 2008 Budget commits an additional R2.1 billion over the MTEF to the provincial conditional grant for HIV and Aids to extend the comprehensive treatment programme, which is currently being implemented at 316 sites. Additional funding should allow 500 000 more people access to treatment in addition to the 418 000 already on treatment, as well as increasing the numbers of people tested and expanding a range of prevention programmes. Spending on dedicated HIV and Aids programmes by health, education and social development departments will exceed R6.5 billion annually by 2010/11. Additional allocations of R2 billion for hospital revitalisation are proposed over the MTEF.

New allocations to HIV and Aids programme will enable a further 500 000 people to receive treatment

Providing water and sanitation at clinics and schools

In 2007, an additional R105.4 was made available over the MTEF to the provincial infrastructure service delivery grant of the Departments of Health and Education. The amount was for delivery of water supply and sanitation to schools and clinics. The deadline for completion of all work at clinics is March 2008. In addition, R560 million was set aside in 2008/09 and 2009/10 to provide water and sanitation at various schools.

Progress as of December 2007 is as follows:

•       110 clinics previously not served with sanitation received these services, and 144 of 272 clinics with inadequate sanitation had been upgraded, with outstanding work expected to be complete by end of March 2008.

•       91 clinics that had never received water services now receive water, and 195 of 245 clinics that had inadequate services now receive full services.

•       The bucket system was eliminated in all schools by December 2007.

•       A further 53 schools have been provided with water supply and five with sanitation.

2008 BUDGET REVIEW

Occupation-specific dispensations to support and retain teachers and nurses

The 2008 Budget includes provision for occupation-specific salary dispensations for teachers, nurses and legally qualified staff. A new dispensation for social workers is also envisaged. These career-pathing systems are aimed at raising productivity and recruiting and retaining skilled staff, particularly in rural areas.

Social assistance and welfare services
R6.2 billion added to maintain purchasing power of social grants

Social assistance grant programmes play a significant role in reducing poverty and vulnerability. Social assistance transfers increase at an average annual rate of 10.5 per cent over the spending period, from R62.5 billion in 2007/08 to R84.3 billion in 2010/11. Included in the amount are additional allocations of R6.2 billion intended to maintain the purchasing power of social grants.

An additional R12 billion is allocated to the social grants programmes to provide for inflation-related increases and to continue the gradual expansion of the grant system. Details are provided in Chapter 6.

Funds for SASSA to improve delivery of grants

To improve efficiency in delivery of grants, R225 million has been allocated to the South African Social Security Agency. Additional allocations are also proposed for the Department of Social Development to improve its monitoring and evaluation capacity, and to develop an infrastructure plan and a management information system. The establishment of a dedicated appeals tribunal will be expedited to allow people who have been refused social assistance grants access to independent arbitration.

Welfare services, delivered at a provincial level, receive a significant boost with allocations targeted at child care, and home- and community-based care.

Table 7.4 Social services: expenditure by vote, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Appropriation by vote
Arts and Culture	1 114	1 121	1 330	1 581	2 117	2 413	2 289
Education	11 340	12 437	14 250	16 378	18 858	20 194	23 090
Grants to provinces	991	1 248	1 713	2 017	2 546	1 995	2 536
Health	8 455	9 937	11 338	12 745	15 101	16 619	18 915
Grants to provinces	7 444	8 907	10 207	11 507	13 687	15 143	17 349
Labour	1 164	1 296	1 454	2 019	1 733	1 876	1 983
Social Development	47 766	55 068	61 676	67 025	76 008	83 893	90 450
Sport and Recreation SA	283	437	887	5 051	3 496	2 579	1 004
Grants to local government	134	–	600	4 605	2 895	1 888	296
Grants to provinces	9	24	119	194	290	402	426
Total	70 121	80 296	90 934	104 798	117 313	127 573	137 730
Direct charges against the
National Revenue Fund
Labour: Skills development	4 725	4 883	5 328	6 800	7 530	8 245	9 045
Total	74 847	85 179	96 262	111 598	124 842	135 818	146 775

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

Governance and administration

Modernising the state

The 2008 Budget allocates funds to improve public service performance and delivery. The focus for the medium term will be on improved planning and coordination between national, provincial and local government, institutional transformation and the modernisation of departmental systems, and better front-line service delivery.

Government intends to improve the state’s capacity to deliver services

Government will extend programmes to develop single points of service where South Africans can access the range of government programmes and pertinent information. These include the development of the Citizen Relations Portal, a web-enabled system for communication about government services.

The Department of Home Affairs is implementing a turnaround strategy that includes establishment and expansion of a customer service centre, a track-and-trace system for identity document applications and more rapid delivery of citizens’ documents. The 2007 Budget forward estimate already included R923 million for the turnaround strategy and designing new business processes. Home Affairs receives an increase of R1.5 billion over the medium term to support improvements in existing service delivery processes (R452 million), information technology support (R830 million) and a new passport system (R240 million). Permit processes and systems will be redesigned to eliminate the backlog in applications and improve primary services for visitors and refugees.

Additional funds support turnaround and systems upgrades at Home Affairs
The increase in the budget of the Presidency includes R3 million for the government-wide monitoring and evaluation framework, a monitoring tool designed to improve government accountability.

Attaining value for money by monitoring performance

Over the past few years, the National Treasury has implemented a number of budget reforms to enhance the value of public money spent. Particular emphasis has been placed on designing programme structures and developing related measurable objectives. A key reform under way relates to greater use of performance indicators, the aim of which is to increase government’s ability to monitor and evaluate spending outcomes and enhance public oversight.

In 2007, the National Treasury issued the Framework for Managing Programme Performance Information – a detailed guideline for using performance information to manage towards better results, including advice on the development of performance indicators and tracking systems.

The 2008 Estimates of National Expenditure aims to provide better visibility with regard to government’s performance and spending. National departments have been requested to submit detailed and meaningful measurable objectives for each major programme, including an explanation of strategic intent, specific interventions and measurements for achieving the objectives. In addition, departments were asked to identify selected quantitative performance indicators for which trend information was available. The new format presents the performance and other operational information over a 7-year period, including projections over the three years of the MTEF.

The National Treasury is also working with five national departments to pilot the use of quantitative performance indicators linked to strategic planning systems for improved results-based management.

2008 BUDGET REVIEW

Management institute reconstituted to strengthen civil service training

The South African Management Development Institute is being reconstituted as an academy to provide training based on international best practice for the public service. The institute is planning to increase its output from 79 133 person training days in 2005/06 to more than 475 000 person training days in 2010/11, while also improving the quality and relevance of training.

Table 7.5 Central government administration: expenditure by vote, 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate

Appropriation by vote
The Presidency	168	190	236	266	290	303	309
Parliament	499	598	755	835	905	956	1 015
Foreign Affairs	2 393	2 688	2 945	3 890	4 341	5 163	4 940
Home Affairs	2 069	3 172	2 547	3 316	4 505	4 895	5 270
Public Works	2 249	2 354	3 026	3 759	4 141	4 770	5 161
Government Communication and Information System	211	254	293	384	418	477	514
National Treasury	13 535	13 101	16 171	19 310	21 318	24 336	26 898
South African Revenue Service	4 603	4 254	4 875	5 511	6 186	6 838	7 594
Secret Services	2 117	2 330	2 223	2 584	2 764	2 888	3 063
Grants to local government	517	388	410	791	587	1 000	1 365
Grants to provinces	3 348	2 984	4 983	6 414	7 247	8 797	10 080
Public Service and	134	197	429	383	412	351	398
Administration
Public Service Commission	77	91	96	107	111	121	132
South African Management	34	55	58	131	106	122	131
Development Institute
Statistics South Africa	371	644	1 097	1 130	1 272	1 619	1 992
Total	21 741	23 344	27 653	33 511	37 819	43 112	46 762
Direct charges against the National Revenue Fund
The Presidency	2	2	2	2	2	3	3
Parliament	204	212	223	240	254	267	283
State debt cost	48 851	50 912	52 192	52 829	51 236	51 125	51 156
Provincial equitable share	120 885	135 292	150 753	172 862	199 377	225 466	246 306
Total	191 683	209 761	230 824	259 444	288 689	319 973	344 510

Protection, security and international relations
Justice, crime prevention and policing
Funding will bring police numbers to 201 000 by March 2011

The 2008 Budget provides additional allocations of R250 million for the upgrading of equipment in police forensic science laboratories, and R530 million for the appointment of about 8 500 police officials, bringing total projected police numbers to 201 000 by March 2011. An amount of R1.3 billion is allocated for the upgrading and renewal of the information and communication technology network of the South African Police Service, providing the platform for better control of vehicles, dockets and firearms.

CHAPTER 7: MEDIUM-TERM PRIORITIES AND PUBLIC SERVICE DELIVERY

In 2010/11, R640 million is allocated for deployment of the 31 000 police officials who will perform security functions during the 2010 FIFA World Cup. Provision is already made for 10 000 police reservists to assist in this regard.

Tighter security for 2010 FIFA World Cup

Enhancing court efficiency is a key priority for the Department of Justice and Constitutional Development over the medium term. The assignment of two prosecutors to each court is continuing, and additional allocations totalling R410 million provide for the appointment of about 50 judges, 170 magistrates and 171 public defenders. A further R65 million supports the development of the National Prosecuting Authority’s electronic case-flow management system.

Access to justice and improved court efficiency are funded priorities

The Department of Correctional Services is expanding capacity to reduce overcrowding and improve rehabilitation, which will ultimately reduce the number of repeat offenders. The department is procuring six new-generation correctional centres to house 18 000 offenders by 2010/11, five of these through public private partnerships. A further R300 million is allocated over the medium term to cover staffing costs at the new prison under construction in Kimberley.

Over the spending period, the Department of Defence will continue upgrading equipment as part of rejuvenating the Defence Force. Additional allocations of R1.4 billion will provide for the acquisition of eight A400M transport aircraft, the repair and maintenance of defence infrastructure, and an increase in the intake of young recruits into the Military Skills Development System. The SANDF plans to recruit 12 590 young people over the next three years.

SANDF recruitment and equipment programmes are supported

Table 7.6 Justice and protection services: expenditure by vote, 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Appropriation by vote
Correctional Services	8 829	9 631	9 251	10 754	11 672	12 652	15 250
Defence	20 201	23 511	23 818	26 149	28 233	29 861	32 200
Independent Complaints Directorate	47	55	65	81	98	115	123
Justice and Constitutional Development	4 670	5 154	6 005	7 112	8 341	9 480	10 070
Safety and Security	25 415	29 361	32 521	36 386	40 453	45 321	49 394
Total	59 162	67 711	71 660	80 483	88 798	97 429	107 037
Direct charges against the National Revenue Fund
Justice and Constitutional	829	1 040	1 099	1 267	1 389	1 520	1 655
Development: judges and
magistrates salaries
Total	59 991	68 751	72 760	81 749	90 187	98 949	108 692

2008 BUDGET REVIEW

International relations, peace and security
The interests of Africa are central to South Africa’s foreign policy

The interests of the African continent are central to South Africa’s foreign policy, including support for the African Union and the New Partnership for Africa’s Development. Asia’s economic rise also has implications for South Africa’s foreign policy. Over the next three years, government will work to increase its representation in Africa and Asia, providing tangible support to Africa’s regional peace initiatives and post-conflict reconstruction processes, participating in the global system of governance, and strengthening political and economic relations with key partners.

The increase in the budget to the Department of Foreign Affairs totals R1.7 billion over the medium term, including:

•      R117 million for the African Renaissance Fund for post-conflict reconstruction, technical assistance and in-house technical review capacity

•      R117 million for more missions in Asia and to increase staffing of missions in Africa

•      R135 million to manage the refurbishment of foreign properties

•      R80 million to host the African Diaspora Conference in 2008/09 and to chair the South African Development Community in 2008 and 2009

•      R717 million for the construction of a Pan African Parliament building in Midrand, Johannesburg.

Excluding Southern African Customs Union transfers, donor funding from South Africa to foreign governments and international bodies is estimated to total about R1.6 billion in 2007/08. Funding from South Africa is mainly in the form of multilateral and bilateral support for projects in Africa that contribute to economic growth, development and poverty reduction. This includes contributions to the concessional lending windows of the African Development Bank and World Bank.

The African Renaissance Fund, on the vote of the Department of Foreign Affairs, is the main vehicle through which bilateral support is granted directly from South Africa to other countries. It is allocated about R1.3 billion over the next three years.

Conclusion

The budget gives effect to national priorities that are the outcomes of an extensive planning and coordination process at national, provincial and local level. It takes into account political priorities, the need for long-term investment and the capacity of the implementation machinery. Increases to the provincial and local government equitable shares take account of national priorities. However, provinces and municipalities are governments in their own right and produce their own budgets, which reflect national, provincial and local priorities. Chapter 8 provides a detailed discussion of changes to provincial and municipal allocations.

8

Division of revenue and
intergovernmental transfers

The 2008 division of revenue reflects continued prioritisation of social and household services delivered by provinces and municipalities, and a resultant shift in resources to these spheres of government.

The medium-term expenditure framework (MTEF) focuses strongly on local government, to support universal access to basic services, infrastructure delivery and readiness for the 2010 FIFA World Cup. Higher allocations to provinces mainly support specific programmes in education, health, welfare services, agriculture and housing. Infrastructure grants grow particularly rapidly, reinforcing government’s commitment to invest in future economic growth and to broaden access to services, while providing resources for the maintenance of the existing capital stock.

In 2008/09, national government will receive 49.5 per cent of nationally raised revenue, provinces 43.0 per cent and local government 7.6 per cent. Over the next three years, transfers to local government grow by 14.4 per cent annually, while additions to grants result in transfers to provinces increasing by 12.7 per cent per year.

Introduction

The 2008 MTEF recognises the important developmental role played by provinces and municipalities. Additional allocations to provinces are made to continue extending the reach and quality of services in education, health, welfare services, agriculture and housing. The additional allocations provide for improved conditions of service for educators, health professionals and social workers; a step up in the school building programme; greater access to the integrated school nutrition programme; and improved public health care.

Allocations extend the reach and quality of education, health, welfare, agriculture and housing

2008 BUDGET REVIEW

Greater emphasis on ensuring access to potable water, sanitation and electricity

Additional allocations to the local government equitable share and the municipal infrastructure grant are made to support community access to potable water, sanitation and electricity, and to accelerate municipal infrastructure delivery. Initiatives to improve financial management and boost capacity in planning, budgeting, and execution of infrastructure programmes are also given priority.

This chapter outlines the division of nationally raised revenue between national, provincial and local government, focusing on the spending plans of provincial and local governments. National spending priorities are presented in Chapter 7. Further details of provincial and local government allocations and the formulas used to determine them are contained in the Explanatory Memorandum to the Division of Revenue and conditional grant frameworks accompanying the 2008 Division of Revenue Bill. These are also available at www.treasury.gov.za.

Overview of the division of revenue
Over R115 billion added to current baselines

The 2008 MTEF adds R115.6 billion to be shared between national, provincial and local government. This is in addition to the R1.8 trillion already included in the forward estimates from the 2007 Budget. Of the additional amount, national government receives R55.5 billion, provinces receive R45.7 billion and municipalities get R14.4 billion.

These revisions result in total non-interest spending (excluding the contingency reserve of R6 billion in 2008/09, R12 billion in 2009/10 and R20 billion in 2010/11) growing 11.2 per cent annually, from R489.3 billion in 2007/08 to R673.5 billion in 2010/11.

The proposed division of revenue takes account of the revenue-raising capacity and expenditure responsibilities of each sphere of government. On average, municipalities raise about 85 per cent of their revenue through local taxes and user charges, and provinces raise about 3.5 per cent through own-revenue instruments.

Financial and Fiscal Commission recommendations for the 2008/09 Division of Revenue
Before arriving at the proposed division of revenue for 2008/09, government considered recommendations from the Financial and Fiscal Commission (FFC).

These recommendations, received in May 2007, dealt primarily with mitigating the impact of the financing of the 2010 FIFA World Cup, stepping up the national school nutrition programme, aligning infrastructure grant funding to further investment in education infrastructure, learner support materials, no-fee schools, roads and housing delivery.

As the comprehensive response contained in the explanatory memorandum accompanying the Division of Revenue Bill shows, most of the recommendations have been accepted and are reflected in the approach to the sharing of nationally raised revenue set out in this Budget Review and the Division of Revenue Bill.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

Table 8.1 Division of nationally raised revenue, 2004/05 – 2010/11
	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
State debt cost	48 851	50 912	52 192	52 829	51 236	51 125	51 156
Non-interest expenditure	319 608	365 772	418 000	489 288	559 860	630 481	693 514
Percentage increase	13.2%	14.4%	14.3%	17.1%	14.4%	12.6%	10.0%
Total expenditure	368 459	416 684	470 192	542 117	611 096	681 606	744 670
Percentage increase	12.1%	13.1%	12.8%	15.3%	12.7%	11.5%	9.3%
Contingency reserve	–	–	–	–	6 000	12 000	20 000
Division of available funds
National departments	167 289	194 723	212 629	246 937	273 929	302 672	324 142
Provinces	138 511	154 368	178 871	205 224	238 076	268 158	293 640
Equitable share	120 885	135 292	150 753	172 862	199 377	225 466	246 306
Conditional grants	17 627	19 076	28 118	32 362	38 699	42 692	47 334
Local government	13 808	16 682	26 501	37 127	41 855	47 651	55 732
Equitable share[1]	7 678	9 643	18 058	20 676	24 889	30 156	36 196
Conditional grants	6 130	7 038	8 443	16 451	16 966	17 495	19 536
Total	319 608	365 772	418 000	489 288	553 860	618 481	673 514
Percentage shares
National departments	52.3%	53.2%	50.9%	50.5%	49.5%	48.9%	48.1%
Provinces	43.3%	42.2%	42.8%	41.9%	43.0%	43.4%	43.6%
Local government	4.3%	4.6%	6.3%	7.6%	7.6%	7.7%	8.3%

1. With effect from 2006/07, the local government equitable share includes compensation for the termination of RSC/JSB levies.
Revisions to the provincial budget framework

Provincial governments play a key role in implementing programmes that alleviate poverty and vulnerability, and which strengthen social cohesion. Most of government’s efforts to build human capital take place at provincial level. A further R45.7 billion is allocated to provincial baselines for interventions targeted to achieve developmental objectives. Of this, R33.2 billion is to the provincial equitable share and R12.5 billion to conditional grants.

Most of government’s efforts to build human capital take place at provincial level

These additions result in transfers to provinces growing by 12.7 per cent annually, from R205.2 billion in 2007/08 to R293.6 billion in 2010/11. At R238.1 billion in 2008/09, national transfers to provinces are 16 per cent higher than in 2007/08. The growth in these transfers should strengthen provinces’ ability to ensure access to quality schooling, health care, social welfare services and housing, and increase job creation in agriculture and road construction and maintenance.

Table 8.2 shows the breakdown of national transfers to provinces.

2008 BUDGET REVIEW

Table 8.2 Total transfers to provinces, 2006/07 – 2010/11
	2006/07	2007/08		2008/09	2009/10	2010/11
R million	Outcome	Budget	Revised	Medium-term estimates
Eastern Cape	27 555	30 945	31 310	35 990	40 565	44 659
Free State	11 437	13 065	13 180	15 199	17 098	18 845
Gauteng	32 618	37 990	38 330	44 278	48 909	51 613
KwaZulu-Natal	36 201	42 290	42 876	49 509	56 336	62 167
Limpopo	22 841	24 855	25 109	29 103	32 810	36 253
Mpumalanga	12 444	15 858	16 027	18 550	21 056	23 202
Northern Cape	4 429	5 642	5 821	6 638	7 594	8 480
North West	14 203	14 029	14 553	16 399	18 425	20 241
Western Cape	17 141	18 929	19 169	22 410	25 367	28 179
Total	178 871	203 602	205 224	238 076	268 158	293 640

Policy priorities underpinning equitable share revisions

The proposed revisions of R5.9 billion, R9.7 billion and R17.6 billion bring the provincial equitable share allocations to R199.4 billion in 2008/09, R225.5 billion in 2009/10 and R246.3 billion in 2010/11.

Programmes that impact on human development and social transformation are strengthened

The additions to the baseline strengthen provincial social services programmes that have a high impact on human development, quality of life and social transformation. A large share of the proposed revisions to the provincial equitable share is intended for public schooling, health care and welfare services.

Early childhood development and Grade R prioritised

Government recognises the significance of sound preschool education in children’s cognitive development, laying a solid foundation for better educational achievement in later learning. Spending over the MTEF prioritises scaling up Grade R, including training more practitioners, building more classrooms and providing equipment. It is essential to ensure that public schools are more inclusive, containing facilities that cater for learners with disabilities. To help provinces implement the new curriculum, government has set aside funding for the procurement of textbooks for learners in Grades 10, 11 and 12.

Improvements in the service conditions of social sector professionals

Government is taking steps to improve service conditions for social sector professionals. The aim is to attract and retain skilled personnel, and to ensure that these professions are attractive career options for future generations.

The 2007 public sector wage agreement and the occupation-specific dispensation for educators, social workers and nurses sustain a continued pattern of civil service salary improvements at a cost of R31.7 billion over the next three years. In the 2007 MTEF R6 billion was allocated for the implementation of the occupation-specific dispensation for school-based educators, which provides salary increases linked to qualifications, length of service and performance. The 2008 MTEF adds a further R1.6 billion to ensure the implementation of this dispensation.

Through its scarce skills dispensation and rural allowances for health professionals, government has successfully recruited 39 596 health professionals since 2004. In the 2007 MTEF R6.4 billion was allocated to step up the health professional recruitment programme and begin a remuneration review. The health sector recruitment drive is on track and it is projected that by 2010/11, another 25 000 health professionals will have joined the public health system.

An occupation-specific dispensation for social work professionals will also be concluded this year.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

Provincial equitable share formula

An objective redistributive formula is used to divide the equitable share among provinces. The formula, detailed in the Explanatory Memorandum to the Division of Revenue published with the Division of Revenue Bill, consists of six components that capture the relative demand for services between provinces, taking into account their circumstances. For the 2008 Budget, the distribution of the weights by component remains unchanged, as follows:

• An education share (51 per cent) based on the size of the school-age population (ages 5-17) and the number of learners (Grade R to 12) enrolled in public ordinary schools
• A health share (26 per cent) based on the proportion of the population without access to medical aid
• A basic share (14 per cent) derived from each province’s share of the national population
• An institutional component (5 per cent) divided equally between the provinces
• A poverty component (3 per cent) reinforcing the redistributive bias of the formula
• An economic output component (1 per cent) based on GDP by region (GDP-R) data.

The components of the formula are neither indicative budgets nor guidelines for how much should be spent on those functions. Rather, the education and health components are weighted broadly in line with expenditure patterns to provide an indication of relative need. Provincial executive councils have discretion regarding the determination of departmental allocations for each function, taking into account the priorities that underpin the division of revenue.

For the 2008 MTEF, the formula has been updated with data from the 2007 Community Survey, the 2007 education Snap Shot Survey, the 2006 General Household Survey and the 2005 GDP-R. The impact of these updates on the provincial equitable shares is phased in over the next three years.

A general adjustment is made to health budgets to reinforce the entire public health system and ensure that it can meet the needs of poor communities in particular. Allocations are set aside to mitigate the impact of extreme- and multi-drug resistant TB, supporting extended hospitalisation and associated treatment. The funds will cover construction of new units and additional costs of hospitalisation, medicines and laboratory services.

Steps to reinforce the entire public health system

Provincial social development departments now have a more sharply defined mandate to provide welfare services to the needy and vulnerable. This includes services related to substance abuse, prevention and rehabilitation, children in conflict with the law, HIV and Aids, and persons with disabilities.

Social cohesion through better-resourced social development sector

Over the next three years social welfare services will be scaled up to support the development of cohesive communities. Additional funds are allocated to early childhood development centres to increase subsidies for children, and to recruit and train more practitioners in this field. Services to children in conflict with the law are expanded, with the construction of secure care centres and strengthened home- and community-based care. The stipends of home- and community-based care practitioners in the health and social development sectors will be equalised.

The equitable share also provides for investment in roads, agriculture, economic affairs and tourism. This is aimed at boosting economic development, especially labour-intensive programmes falling under the expanded public works programme. Additional allocations will also support small business development.

Support for labour-intensive programmes under expanded public works

2008 BUDGET REVIEW

Improving the quality of services for which responsibility is shared concurrently between national and provincial government has sometimes been a challenge. In some instances, provincial budget do not always reflect national priorities, while national departments sometimes introduce priorities which are not well costed. The President’s Coordinating Council, which comprises the President and provincial premiers, and the Budget Council have identified improved intergovernmental coordination and cooperative governance as key objectives going forward.

The provincial equitable shares set out in Table 8.3 are determined by means of a redistributive formula that uses mainly demographic data.

Table 8.3 Provincial equitable shares, 2006/07 – 2010/11

	2006/07	2007/08		2008/09	2009/10	2010/11
R million	Outcome	Budget	Revised	Medium-term estimates
Eastern Cape	24 643	27 074	27 344	31 383	35 343	38 446
Free State	9 595	10 745	10 835	12 413	13 932	15 104
Gauteng	23 362	28 217	28 465	33 064	37 638	41 384
KwaZulu-Natal	32 052	37 067	37 425	43 246	49 022	53 678
Limpopo	20 616	22 340	22 523	25 935	29 252	31 869
Mpumalanga	11 227	14 140	14 264	16 436	18 562	20 250
Northern Cape	3 452	4 598	4 638	5 341	6 028	6 571
North West	12 347	11 973	12 087	13 821	15 500	16 790
Western Cape	13 459	15 118	15 282	17 739	20 189	22 214
Total	150 753	171 271	172 862	199 377	225 466	246 306

Conditional grants to provinces
Conditional grants are used to fund national priority programmes aimed at speeding up the realisation of basic social rights.
Conditional grant baseline reaches R47.3 billion in 2010/11

The 2008 MTEF allocations make substantial revisions to selected conditional grants. The conditional grant framework is revised upwards by R2 billion in 2008/09, R3.1 billion in 2009/10, and R7.5 billion in 2010/11, taking total allocations for conditional grants to R38.7 billion in 2008/09, R42.7 billion in 2009/10 and R47.3 in 2010/11. Large adjustments are made to the HIV and Aids, national school nutrition programme and infrastructure-related grants. A new grant – the devolution of property rates to provinces – is introduced, and the further education and training (FET) colleges recapitalisation grant is phased into the provincial equitable share from 1 April 2009. Table 8.4 shows all the revisions made to conditional grants.

R2.7 billion to be invested in school infrastructure

Findings released by the Department of Education in September 2007 show that there is progress in alleviating South Africa’s school infrastructure backlog. The number of overcrowded schools and schools without electricity and water has declined markedly, but the backlog remains large. To accelerate school infrastructure delivery, including replacing unsafe and inappropriate school structures, R2.7 billion is added to the infrastructure grant to provinces. Over R17.8 billion is earmarked in provincial budgets for building schools in the next three years.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

An amount of R1.8 billion is added to the national school nutrition programme over the MTEF to extend coverage to include more learners, improve the quality of meals, provide meals on more school days and cushion the programme from food inflation. Currently, the programme provides meals to 6 million learners in 18 000 schools. Meals are provided on 170 to 193 school days.

Funds to ensure more children receive better-quality meals at school

The hospital revitalisation programme receives an additional R2 billion to assist provinces to continue to equip and modernise hospitals. Expenditure for the programme rises to R9.6 billion over the next three years. In addition, provinces are expected to step up their own hospital maintenance budgets.

Table 8.4 Revision to provincial conditional grants allocation, 2007/08 – 2010/11

R million	2008/09	2009/10	2010/11	2008 MTEF Total revisions
Agriculture	100	150	250	500
Agricultural disaster management grant	–	–	–	–
Comprehensive agricultural support programme grant	100	150	250	500
Education	345	493	918	1 756
National school nutrition programme grant	345	493	918	1 756
Health	1 143	1 418	2 800	5 360
Comprehensive HIV and Aids grant	350	600	1 150	2 100
Forensic pathology services grant	–	70	110	180
Hospital revitalisation grant	600	500	900	2 000
National tertiary services grant	193	248	640	1 080
Housing	–	200	2 000	2 200
Integrated housing and human settlement development grant	–	200	2 000	2 200
National Treasury	400	800	1 500	2 700
Infrastructure grant to provinces	400	800	1 500	2 700
Total	1 988	3 061	7 468	12 516

The HIV and Aids programme receives an additional R2.1 billion to meet greater demand arising from the faster take-up of antiretroviral medication, and to speed up the implementation of the comprehensive HIV and Aids plan. Spending on the programme grows to R9.8 billion over the next three years. By 2010/11 spending on the programme will be just under R4 billion per year. The national tertiary service grant is increased by R1.1 billion, particularly to fund diagnostic radiology, telemedicine, and oncology. A portion of the increase will be used to cover the cost of personnel funded through this grant.

Spending stepped up on comprehensive HIV and Aids plan

The comprehensive agricultural support programme receives an additional R500 million over the MTEF to extend the provision of agriculture support services, such as extension and advisory services to emerging farmers.

R500 million to increase agrarian support for emerging farmers

To speed up housing delivery, an additional R2.2 billion is set aside for the integrated housing and human settlement development grant, bringing total spending on this grant to R35.8 billion over the MTEF.

2008 BUDGET REVIEW

Table 8.5 Conditional grants to provinces, 2007/08 – 2010/11

R million	2007/08	2008/09	2009/10	2010/11
Agriculture	552	584	680	812
Agricultural disaster management grant	155	–	–	–
Comprehensive agricultural support programme grant	350	535	628	757
Land care programme grant: poverty relief and	47	49	51	55
infrastructure development
Arts and Culture	163	338	441	494
Community library services grant	163	338	441	494
Education	2 017	2 546	1 995	2 536
Further education and training college sector	631	795	–	–
recapitalisation grant
HIV and Aids (life skills education) grant	166	168	177	188
National school nutrition programme grant	1 219	1 583	1 817	2 348
Health	11 507	13 687	15 143	17 349
Comprehensive HIV and Aids grant	2 006	2 585	3 276	3 987
Forensic pathology services grant	592	467	492	557
Health professions training and development grant	1 596	1 676	1 760	1 865
Hospital revitalisation grant	1 991	2 883	3 082	3 637
National tertiary services grant	5 321	6 076	6 534	7 303
Housing	7 650	9 853	11 731	14 223
Integrated housing and human settlement development grant	7 650	9 853	11 731	14 223
National Treasury	6 414	7 247	8 797	10 080
Infrastructure grant to provinces	6 164	7 247	8 797	10 080
Transitional grant: North West	250	–	–	–
Public Works	837	889	997	1 096
Devolution of property rate funds grant to provinces	837	889	997	1 096
Sport and Recreation South Africa	194	290	402	426
Mass sport and recreation participation programme grant	194	290	402	426
Transport	3 029	3 266	2 507	318
Gautrain rapid rail link grant	3 029	3 266	2 507	318
Total	32 362	38 699	42 692	47 334

Consolidated provincial budget estimates
Preliminary provincial budget estimates, summarised in Table 8.6, reflect the policy priorities outlined here and in Chapter 7, and are in line with in the 2007 Medium Term Budget Policy Statement.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERMENTAL TRANSFERS

Table 8.6 Consolidated provincial expenditure according to function,1 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/19	2010/11	Annual growth 2007/08– 2008/09	Annual growth 2007/08– 2010/11
		Outcome		Revised estimate	Medium-term estimates
R million
Education	64 783	72 101	79 077	90 416	103 712	114 561	124 644	14.7%	11.3%
Health	40 599	47 116	53 649	62 287	68 694	76 443	84 542	10.3%	10.7%
Welfare	3 650	4 220	5 153	6 298	8 423	9 401	10 656	33.8%	19.2%
Housing and community development	8 654	10 040	12 103	14 488	17 902	20 118	22 721	23.6%	16.2%
Public works, roads and	9 643	10 936	10 920	14 208	15 491	17 192	18 400	9.0%	9.0%
transport
Other functions	15 301	17 350	25 660	26 874	33 638	36 996	37 257	25.2%	11.5%
Total expenditure	142 629	161 764	186 561	214 571	247 860	274 712	298 220	15.5%	11.6%
Total revenue	144 750	161 746	186 874	214 046	246 997	277 552	303 551	15.4%	12.4%
Budget balance[2]	2 121	-18	313	-525	-863	2 840	5 331
Economic classification
Current payments	113 961	127 860	142 462	163 324	186 764	207 314	226 496	14.4%	11.5%
Of which: Remuneration	87 557	95 169	104 267	119 292	135 220	149 474	162 038	13.4%	10.7%
Transfers and subsidies	18 488	21 141	28 518	33 348	39 177	42 653	44 759	17.5%	10.3%
Payments for capital assets	10 181	12 763	15 580	17 899	21 919	24 746	26 965	22.5%	14.6%
Percentage shares of total
expenditure
Social services	76.4%	76.3%	73.9%	74.1%	73.0%	73.0%	73.7%
Other functions[3]	23.6%	23.7%	26.1%	25.9%	27.0%	27.0%	26.3%
1.	Medium-term estimates are based on draft budgets of provinces as at 31 January 2008 and may differ from the final budgets tabled by MECs for finance in February.
2.	A positive number reflects a surplus and a negative number a deficit.
3.	Includes housing and community development and public works, roads and transport.

Taking into account the revised provincial equitable shares, conditional grants and provincial own revenue, spending by provinces is expected to be R33.3 billion or 15.5 per cent higher in 2008/09. Spending is budgeted to grow by 11.4 per cent a year over the MTEF, reaching R298.2 billion in 2010/11.

Spending by provinces is expected to be R33.3 billion higher in 2008/09
The following trends emerge from draft provincial budgets:
• By 2010/11 provincial spending will be more than double the 2004/05 level.
• In line with government’s commitment to ensure that every child has access to proper schooling, spending by provincial education departments grows 11.3 per cent per year over the next three years.

•         To ensure that the public health system responds to community needs, health budgets grow 10.7 per cent annually over the next three years. At R84.5 billion in 2010/11, health spending will be more than double the 2004/05 spending level.

• Social development spending, which is important for sustainable communities and social cohesion, is set to grow from R6.3 billion in 2007/08 to R10.7 billion by 2010/11.

2008 BUDGET REVIEW

•         Consistent with the goal of improving the capacity of the state to deliver core services, and to raise the salaries of school-based educators, health professionals and social workers, provincial personnel spending increases by 10.7 per cent over the MTEF.

• Provinces plan to spend R73.6 billion on capital assets in roads, health, education and agriculture over the next three years. Expenditure on infrastructure maintenance also grows rapidly.

While preliminary provincial budgets reflect surpluses, it is not clear why some provinces would choose to budget for a surplus. The economic reasons for national government budgeting for a surplus do not necessarily apply at a provincial level. It appears as though the principles of three-year budgeting and forward planning are not yet well embedded in all provinces.

Provinces will table their budgets within two weeks after the tabling of the national budget. Thereafter, provincial departments will table their strategic and annual performance plans, detailing how these budgets will translate into achieving the strategic goals of government.

Revisions to the local government budget framework
Allocations help municipalities meet their obligations for 2010 FIFA World Cup

Local government plays a crucial part in the delivery of basic services and fostering sustainable communities. An additional R14.4 billion is allocated to local government over the medium term to allow municipalities to speed up delivery of household services (water and sanitation, electricity and refuse removal), improve the quality of services and meet their obligations for the 2010 FIFA World Cup.

The focus over the 2008 MTEF is to help poorer municipalities with limited revenue-raising capacity to meet their developmental objectives. As a result, proportionally larger amounts of the municipal infrastructure grant and financial management grant are allocated to such municipalities. These revisions result in national transfers to local government growing 14.1 per cent annually, from R39.2 billion in 2007/08 to R58.1 billion by 2010/11.

Table 8.7 Transfers to local government: revisions to baseline, 2008/09 – 2010/11

	2008/09	2009/10	2010/11	2008 MTEF
R million	Medium-term estimates			Total revisions
Equitable share	1 114	711	4 649	6 474
Infrastructure transfers	1 604	1 300	4 100	7 004
Municipal infrastructure grant	604	1 200	2 000	3 804
Public transport infrastructure and systems grant	–	–	2 000	2 000
2010 FIFA World Cup stadiums development grant	1 000	100	100	1 200
Current transfers	30	588	346	964
Financial management grant	30	100	150	280
2010 World Cup host city operating grant	–	488	196	684
Total	2 748	2 599	9 095	14 442

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

Table 8.8 National transfers to local government, 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Equitable share	7 678	9 643	18 058	20 676	24 889	30 156	36 196
of which
RSC/JSB replacement grant	–	–	7 000	8 045	9 045	10 107	11 035
Water and sanitation operating subsidy:	133	165	386	622	861	855	570
Equitable share and related	7 811	9 808	18 444	21 297	25 750	31 011	36 766
Infrastructure transfers	6 936	8 053	8 831	16 928	18 018	18 393	20 580
Capacity building transfers	768	654	663	928	430	500	577
Other current transfers[1]	–	–	–	–	–	488	196
Total	15 515	18 515	27 937	39 154	44 198	50 392	58 119
Growth rates
Equitable share and related		25.6%	87.3%	14.5%	20.4%	21.2%	20.0%
Infrastructure transfers		16.1%	9.6%	91.7%	6.4%	2.1%	11.9%
Capacity building transfers		-14.9%	1.5%	40.0%	-53.7%	16.3%	15.4%
1.	2010 World Cup host city operating grant.

The equitable share

The pattern of strong growth in the local government equitable share allocation is sustained over the next three years. The R6.5 billion added to the equitable share results in it growing 20 per cent a year, from R21.3 billion in 2007/08 to R36.8 billion in 2010/11. Excluding the Regional Services Council/Joint Services Board levy replacement component, the local government equitable share grows at an average annual rate of 25.8 per cent over the MTEF. This represents a significant stepping up of national government’s contribution to the cost of providing free basic services to qualifying households.

Stepped-up support for provision of free basic services

The Community Survey released in October 2007 shows that by February 2007, 89 per cent of households had access to water compared with 62 per cent in 1994; 89 per cent of households had access to sanitation compared with 50 per cent in 1994; and 80 per cent of households had access to electricity compared with 51 per cent in 1995.

Community Survey showed major progress in provision of water, sanitation and electricity

Supported by the municipal infrastructure grant, 610 293 household connections have been made for water and 324 071 for sanitation since 2004. Through the integrated national electrification programme, 550 247 households have been connected to the national electricity grid since 2004.

The additional allocations to the equitable share aim to ensure that success in expanding access to basic services to the poor does not place an undue burden on municipal budgets. The local government equitable share formula is used to divide this allocation between the 283 municipalities. This formula is set out in part 3 of the Explanatory Memorandum to the Division of Revenue published with the 2008 Division of Revenue Bill. The memorandum is also available as Budget Review Annexure W1 on the National Treasury website.

Equitable share allocations support municipal budgets

2008 BUDGET REVIEW

Infrastructure transfers to local government
R7 billion earmarked for infrastructure-related spending by municipalities

Over and above the R6.5 billion added to the local government equitable share, the 2008 Budget earmarks R7 billion for infrastructure-related spending by municipalities. During the next three years national government will transfer R57 billion to municipalities to ensure that the necessary municipal infrastructure is in place to deliver basic services. In addition, R14.4 billion is set aside for expenditure related to the 2010 FIFA World Cup. Table 8.9 outlines these allocations.

Table 8.9 Infrastructure transfers to local government, 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Direct transfers[1]	5 298	6 286	7 447	14 954	15 725	15 652	18 193
Municipal infrastructure grant	4 481	5 436	5 938	8 691	8 657	10 330	11 678
National electrification programme	196	297	391	468	596	897	951
Implementation of water service	208	–	–	–	–	–	–
projects
Disaster relief	280	311	–	–	–	–	–
Poverty relief funds	134	–	–	–	–	–	–
Public transport infrastructure and systems grant	–	242	518	974	3 170	2 325	4 465
Neighbourhood development partnership grant	–	–	–	116	407	700	1 000
2010 FIFA World Cup stadiums development grant	–	–	600	4 605	2 895	1 400	100
Municipal drought relief fund	–	–	–	100	–	–	–
Indirect transfers[2]	1 638	1 767	1 383	1 974	2 293	2 741	2 387
Water and sanitation operating subsidy	819	904	440	490	269	–	–
National electrification programme	819	863	893	973	1 151	1 421	1 649
Regional bulk infrastructure	–	–	–	300	450	650	689
Backlogs in water and sanitation at clinics and schools	–	–	–	105	210	350	–
Backlogs in the electrification of	–	–	–	45	90	150	–
clinics and schools
Neighbourhood development partnership grant	–	–	50	61	123	170	49
Total	6 936	8 053	8 831	16 928	18 018	18 393	20 580

1. Transfers made directly to municipalities.

2. In-kind transfers to municipalities.

The municipal infrastructure grant, which augments local governments’ own resources, is allocated a further R3.8 billion. Part of the additional allocation is to ensure that each municipality receives a reasonable minimum allocation, and R1.8 billion is set aside for the development of regional bulk services. These programmes should stimulate local economic development and job creation through labour-based infrastructure methods in line with the expanded public works programme.

R6.6 billion for the electrification programme

The national electrification programme is budgeted to spend R6.6 billion to install, rehabilitate and refurbish electricity infrastructure at a local level to ensure sustained supply and eradicate the electrification backlog. Of this amount, R2.4 billion will be spent by municipalities directly and R4.2 billion by Eskom on behalf of municipalities. A further R240 million is made available over the next three years to electrify schools and clinics.

CHAPTER 8: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

The neighbourhood development partnership grant, which seeks to develop community infrastructure and create the platform for private sector investment that improves the quality of life in targeted areas, receives R2.4 billion over the next three years. By the end of 2008 the targeted number of projects under management associated with this grant is expected to reach 100. The project values range between R50 million to very large projects worth R500 million, and the total estimated project value over the next 10 years is R9.2 billion.

100 neighbourhood development partnership projects expected by next year
2010 FIFA World Cup-related funding

The 2010 FIFA World Cup project covers a wide range of activities, from stadium construction and precinct development to transport, tourism and marketing, health and disaster management, safety and security, and telecommunications.

Stadium construction is progressing rapidly, with all projects ahead of schedule. As a result, an additional R1.9 billion was brought forward from 2008/09 by means of a special adjustments appropriation in 2007. To provide for increased construction costs and to improve project management, a further R1.2 billion is allocated to the 2010 FIFA World Cup stadiums construction grant. By the end of the process, national government will have contributed R9.6 billion towards stadium construction.

2010 FIFA World Cup stadium construction ahead of schedule

Further allocations of R488 million in 2009/10 and R196 million allocated through the 2010 World Cup host city operating grant will support host city preparations for the Confederations Cup in 2009 and the 2010 FIFA World Cup.

The public transport infrastructure and systems grant receives a further R2 billion to establish, construct and improve new and existing public transport infrastructure and systems in large municipalities, including in the 2010 host cities. The implementation of the public transport systems plan is under way and municipalities are expected to spend R10 billion over the next three years.

R10 billion to be spent on modernising public transport in municipalities
Transfers to build capacity in local government

Improving the ability of municipalities to plan, budget and provide service delivery is a core government priority. The rapid and sustained increase in transfers to increase capacity in local government is intended to ensure that all municipalities have sufficient resources to perform their functions. This has been complemented by improvements to the efficiency and equity of the transfer system to ensure that resources are channelled to the areas of greatest need, and provided in a way that allows municipalities to be held accountable for how the funds are spent.

Helping municipalities to plan and budget

2008 BUDGET REVIEW

Table 8.10 Capacity-building transfers to local government, 2004/05 – 2010/11

	2004/05	2005/06	2006/07	2007/08	2008/09	2009/10	2010/11
		Outcome		Revised	Medium-term estimates
R million				estimate
Direct transfers[1]	699	588	610	875	380	500	577
Municipal systems improvement grant	182	200	200	200	200	200	212
Restructuring grant	388	255	265	530	–	–	–
Financial management grant: Municipalities	129	133	145	145	180	300	365
Indirect transfers[2]	69	66	53	53	50	–	–
Financial management grant: DBSA	69	66	53	53	50	–	–
Total	768	654	663	928	430	500	577

1. Transfers made directly to municipalities.

2. In-kind transfers to municipalities.

Framework in place for intervention in non-performing municipalities

Government is also stepping up programmes to monitor municipal performance. Furthermore, the legal framework and capacity are now in place for provincial and national governments to intervene in municipalities that systemically fail to meet their service delivery obligations. Negative audit opinions, for example, will now attract the focused and sustained interest of national and provincial government. National and provincial programmes to support municipal capacity development are being aligned under government’s flagship Siyenza Manje programme.

In total, government plans to spend R1.5 billion over the next three years to modernise local government budgeting and financial management systems, and to improve compliance with the Municipal Financial Management Act (2003).